                               11,640,575 Shares

KEEBLER LOGO                 KEEBLER FOODS COMPANY
                                  Common Stock                       KEEBLER ELF

                               ------------------


     This is an initial public offering of shares of common stock of Keebler Foods Company. Selling stockholders identified in this prospectus are offering all of the shares to be sold in the offering. Keebler will not receive any of the proceeds from the offering. After the offering, Flowers Industries, Inc. will own approximately 55% of the outstanding shares of common stock. There is currently no public market for the common stock.


     Keebler will list the common stock on the New York Stock Exchange under the symbol "KBL."

     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.


                                                                PER SHARE         TOTAL
                                                                ---------         -----
Public Offering Price.......................................     $24.00        $279,373,800
Underwriting Discounts and Commissions......................     $ 1.44        $ 16,762,428
Proceeds to the Selling Stockholders........................     $22.56        $262,611,372


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CREDIT SUISSE FIRST BOSTON
              MERRILL LYNCH & CO.

                              MORGAN STANLEY DEAN WITTER

                                           SBC WARBURG DILLON READ INC.


                       Prospectus dated January 29, 1998

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    7
Forward-Looking Statements; Certain Defined Terms; Market
  Share Data................................................   10
Dividend Policy.............................................   11
Capitalization..............................................   12
Unaudited Pro Forma Consolidated Financial Information......   13
Selected Historical Financial Data..........................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   19
Business....................................................   29
Management..................................................   37
Principal and Selling Stockholders..........................   45
Certain Related Transactions................................   46
Description of Certain Indebtedness.........................   49
Description of Capital Stock................................   51
Certain United States Federal Tax Considerations For
  Non-U.S. Holders of Common Stock..........................   53
Shares Eligible for Future Sale.............................   55
Underwriting................................................   57
Notice to Canadian Residents................................   60
Legal Matters...............................................   61
Experts.....................................................   61
Available Information.......................................   61
Index to Financial Statements...............................  F-1


                      ------------------------------------

     Keebler's principal executive offices are located at 677 Larch Avenue, Elmhurst, Illinois 60126, (630) 833-2900.


     Unless otherwise stated herein, all information contained in this prospectus assumes no exercise of the over-allotment option to purchase up to 1,746,086 shares of common stock granted to the underwriters for the U.S. portion of the offering (the "U.S. Underwriters") and the managers for the international portion of the offering (the "Managers").


     For the definition of certain capitalized terms and an explanation of certain market share data, see "Forward-Looking Statements; Certain Defined Terms; Market Share Data."

                     DESCRIPTION OF PICTURES APPEARING ON
                              INSIDE COVER PAGE:


                                 ERNIE THE ELF

                                APPEARING BEFORE

                          A SAMPLE OF KEEBLER PRODUCTS

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    7
Forward-Looking Statements; Certain Defined Terms; Market
  Share Data................................................   10
Dividend Policy.............................................   11
Capitalization..............................................   12
Unaudited Pro Forma Consolidated Financial Information......   13
Selected Historical Financial Data..........................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   19
Business....................................................   29
Management..................................................   37
Principal and Selling Stockholders..........................   45
Certain Related Transactions................................   46
Description of Certain Indebtedness.........................   49
Description of Capital Stock................................   51
Certain United States Federal Tax Considerations For
  Non-U.S. Holders of Common Stock..........................   53
Shares Eligible for Future Sale.............................   55
Subscription and Sale.......................................   57
Legal Matters...............................................   60
Experts.....................................................   60
Available Information.......................................   60
Index to Financial Statements...............................  F-1

                      ------------------------------------

     Keebler's principal executive offices are located at 677 Larch Avenue, Elmhurst, Illinois 60126, (630) 833-2900.


     Unless otherwise stated herein, all information contained in this prospectus assumes no exercise of the over-allotment option to purchase up to 1,746,086 shares of common stock granted to the underwriters for the U.S. portion of the offering (the "U.S. Underwriters") and the managers for the international portion of the offering (the "Managers").


     For the definition of certain capitalized terms and an explanation of certain market share data, see "Forward-Looking Statements; Certain Defined Terms; Market Share Data."

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully. Keebler's operations are comprised of the Keebler business, which was acquired in January 1996, and the Sunshine business, which was acquired in June 1996. Unless stated otherwise, market share information is based on supermarket sales, measured in pounds, for the fifty-two week period ended November 30, 1997 as reported by IRI. IRI is a company that provides Keebler with sales data gathered from scanners in supermarkets with annual sales of $2.0 million or more. Unless stated otherwise, this IRI data excludes sales through channels other than supermarkets. Keebler has a lower market share in these other channels. Therefore, the data may overstate Keebler's share of the overall cookie and cracker market. All information in this prospectus has been adjusted to reflect a 57.325-for-1 stock split of the common stock effected on January 22, 1998.

                                    KEEBLER

     Keebler is the second largest cookie and cracker manufacturer in the United States with annual net sales of $2.0 billion and a 24.2% share of the U.S. cookie and cracker market. Keebler markets a majority of its products under well-recognized brands such as Keebler, Cheez-It and Carr's. In the United States, Keebler is the number two manufacturer of branded cookies and crackers, the number one manufacturer of private label cookies and the number one manufacturer of cookies and crackers for the foodservice market. Keebler is the number one manufacturer of retail branded ice cream cones in the United States. In addition, Keebler is a major producer of retail branded pie crusts. Keebler also produces custom-baked products for other marketers of branded food products.

     BRANDED PRODUCTS. Keebler's branded cookie and cracker products accounted for 81% of its net sales in the first forty weeks of 1997. Keebler produces eight of the twenty-five best-selling cookies and ten of the twenty-five best-selling crackers in the United States based on dollar sales. Keebler's branded cookie and cracker products include, among others, the following:

           KEEBLER BRAND              CHEEZ-IT BRAND               OTHER BRANDS
           -------------              --------------               ------------
       Chips Deluxe cookies       Cheez-It snack crackers             Carr's
       Pecan Sandies cookies        Cheez-It party mix            Vienna Fingers
       Fudge Shoppe cookies           Nacho Cheez-It                  Hydrox
        Town House crackers                                       Sunshine Krispy
           Club crackers                                               Hi-Ho
      Graham Selects crackers
        Wheatables crackers
          Zesta crackers

     DSD DISTRIBUTION SYSTEM. Keebler distributes its branded cookie and cracker products to approximately 30,000 retail locations through its own national direct to store sales and distribution system, which is known as a "DSD distribution system". With this DSD distribution system, Keebler services substantially all supermarkets in the United States. Keebler is one of only two cookie and cracker companies that owns and operates a national DSD distribution system. Keebler believes its DSD distribution system provides it with certain competitive advantages. Sales employees of Keebler's DSD distribution system visit supermarkets on average 2.8 times each week. These employees stock and arrange Keebler's products on store shelves and build end-aisle and free-standing product displays. This frequent presence of Keebler employees in supermarkets provides Keebler with a high level of control over the availability and presentation of its products. Keebler believes that this control allows it to maintain shelf space, better execute in-store promotions and more effectively introduce new products. In-store promotions are important because Keebler believes that purchases of cookies and crackers are often impulse driven.

                               INDUSTRY OVERVIEW

     The U.S. cookie and cracker industry had 1996 retail sales of $8.1 billion, with cookie sales of $4.8 billion and cracker sales of $3.3 billion. Since 1992, consumption per person of cookies and crackers in the United States has remained stable. The cookie and cracker industry is comprised of distinct product segments. Cookie segments include, among others, sandwich cookies, chocolate chip cookies and fudge-covered cookies. Cracker segments include, among others, saltine crackers, graham crackers and snack crackers.

     Supermarkets accounted for 78% of 1996 retail sales in the cookie and cracker industry with mass merchandisers, such as Target; convenience stores; and drug stores accounting for the balance. Since 1992, U.S. annual dollar supermarket sales of cookies and crackers have increased an average of 1.5% per year. Moreover, Keebler believes that non-supermarket channels of distribution are becoming increasingly important.

     Keebler and Nabisco are the two largest national participants in the cookie and cracker industry. Keebler and Nabisco have a combined market share of 58.4%, with Keebler having 24.2% and Nabisco having 34.2%. Other participants in the industry generally operate only in certain regions of the United States or only participate in a limited number of segments of the industry.

                                    STRATEGY

     Since the acquisition of the Keebler business in January 1996, Keebler's new management began implementing a business strategy designed to capitalize on its competitive strengths, which include Keebler's strong national brands and its national DSD distribution system. The acquisition of Sunshine in June 1996 enables Keebler to further develop this business strategy. The key elements of Keebler's strategy are:

     BUILD ON THE KEEBLER BRAND. Keebler is one of the few packaged food brands that generates over $1 billion in annual sales. The Keebler brand is recognized in approximately 98% of U.S. households and is used in approximately two-thirds of U.S. households. This brand awareness has been developed over many years of marketing "Elfin Magic" imagery and "Uncommonly Good" Keebler products. Keebler intends to continue to invest in advertising and promoting the Keebler brand. Keebler's marketing will emphasize the well known images of Ernie and the other Keebler Elves and Keebler's Hollow Tree.

     TAKE ADVANTAGE OF PRODUCT SEGMENTATION AND KEEBLER BRAND STRENGTH ACROSS PRODUCT SEGMENTS. As described above, the cookie and cracker industry has many distinct product segments. Keebler believes that many well known cookie and cracker brands are only associated with one product segment, such as the chocolate chip cookie segment, making it difficult for these brands to be used to market products in other segments. In contrast, Keebler believes the strength of the Keebler brand is its consumer identity across a wide variety of product segments. Keebler's strategy is to target product segments where it already has a strong position or that are not dominated by a strong branded product. In addition, Keebler plans to continue to use the Keebler brand to cost effectively:

     - introduce new products;
     - create new product segments; and
     - compete in smaller product segments.

     EXPAND THE CHEEZ-IT BRAND. Keebler's Cheez-It brand crackers are the number one selling snack cracker in the United States. Annual retail sales of Cheez-It brand products exceed $200 million. Keebler began to distribute Cheez-It brand products through its DSD distribution system in Fall 1996. For the first forty-eight weeks of 1997, retail sales of Cheez-It brand products increased by over 30% compared to the first forty-eight weeks of 1996 when they were not distributed through Keebler's DSD distribution system. The Cheez-It brand has a distinctive image with consumers. Keebler intends to maintain and build on this distinctiveness through new products, advertising and packaging.

     EXPAND NON-SUPERMARKET SALES. In 1996, 22% of retail cookie and cracker sales were through mass merchandisers, convenience stores and drug stores. Keebler believes that its total share of sales to these and other non-supermarket channels, including club stores, such as Costco Wholesale, and vending distributors, is less than half of its share of sales to supermarkets. Following the acquisition of Keebler in January 1996, Keebler's new management began focusing resources on non-supermarket channels. Keebler has developed, and continues to develop, products, packaging and distribution tailored to non-supermarket channels. As a result of these efforts, Keebler's non-supermarket sales have grown significantly. For example, Keebler's retail sales through mass merchandisers increased 30% in the first forty-eight weeks of 1997 compared to the first forty-eight weeks of 1996.

     INCREASE THE EFFICIENCY OF ITS OPERATIONS. Since the Keebler acquisition, Keebler's new management has lowered annual costs by approximately $120 million principally by closing plants, reducing overhead and combining the Keebler and Sunshine sales forces. The relocation of production resulting from the closing of plants increased Keebler's use of capacity at its manufacturing facilities from 72% to 82%. Keebler intends to continue to increase the efficiency of its operations and reduce costs. For example, Keebler plans to reduce costs by making capital expenditures to further automate its facilities. Keebler also is focusing on moving products more efficiently through its DSD distribution system and its other distribution systems.

     PURSUE ACQUISITIONS. Approximately 27% of cookie and cracker supermarket sales are attributable to regional or smaller brands, some of which have strong positions and retail relationships in their core markets. Keebler intends to pursue acquisitions that complement or provide further opportunities to use its existing brands, product lines or distribution systems.

                             RECENT KEEBLER HISTORY

     On January 26, 1996, the current controlling stockholders acquired the Keebler business, which is referred to as the "Keebler acquisition." In June 1996, Keebler acquired Sunshine, the third largest cookie and cracker manufacturer in the United States, which is referred to as the "Sunshine acquisition." By the end of 1996, Keebler completed its planned integration of Sunshine's operations into those of Keebler. The combination of Sunshine and Keebler allowed Keebler to achieve efficiencies in administration, purchasing, production, marketing, sales and distribution. In particular, Keebler incorporated the sales and distribution of Sunshine retail branded products into Keebler's DSD distribution system which had excess capacity. Filling this excess capacity with Sunshine products made Keebler's DSD distribution system more efficient and allowed Keebler to focus its sales and marketing efforts on its more profitable retail branded products.

     Other initiatives that Keebler has implemented since the Keebler acquisition include:

     - refocusing Keebler on its core cookie and cracker business;
     - decentralizing management and tying compensation to profitability rather than sales volume;
     - significantly reducing costs; and
     - focusing resources in those segments of the cookie and cracker market where Keebler believes it has a competitive advantage.

     In 1996, Artal, Flowers and certain of Keebler's management formed INFLO to acquire Keebler. Artal is a private investment company. Flowers, a New York Stock Exchange-listed company, is one of the country's largest manufacturers and marketers of fresh and frozen baked goods. After the Keebler acquisition, additional shares and options were issued to Keebler's management. In connection with the Sunshine acquisition, GFI acquired shares of common stock and warrants which it later transferred to its parent Bermore. Immediately prior to the closing of the offering, Flowers will acquire shares of common stock from Artal and Bermore so that its ownership of the outstanding common stock will increase from approximately 45% to approximately 55%. Flowers will pay the selling stockholders an amount per share of common stock equal to approximately 115% of the price per share to be paid by investors in the offering. See "Certain Related Transactions -- Flowers Control Purchase."

                                  THE OFFERING

Common Stock offered:


  U.S. Offering.................     9,312,460 Shares



  International Offering........     2,328,115 Shares



       Total(a).................    11,640,575 Shares


                                    _________


Selling Stockholders............    Artal and Bermore.

Use of Proceeds.................    Keebler will not receive any proceeds from
                                    the sale of common stock in the offering.

Dividend Policy.................    Keebler currently intends to retain all
                                    future earnings to fund the development and growth of its business. Therefore, Keebler does not currently anticipate paying cash dividends. See "Dividend Policy."


New York Stock Exchange symbol...   KBL

---------------------------------------------

(a) If the underwriters for the U.S. portion of the offering and the managers for the international portion of the offering exercise the option granted to them in connection with the offering to purchase additional shares of common stock from Artal and Bermore to cover over-allotments, the total number of shares to be offered would increase by up to 1,746,086 shares.

               SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

          The summary unaudited pro forma financial information below has been derived from the Pro Forma Financial Information, as defined under "Unaudited Pro Forma Consolidated Financial Information," included elsewhere in this prospectus. The operating and other data give effect to the Acquisitions, as defined under "Unaudited Pro Forma Consolidated Financial Information," as if they each had occurred at the beginning of the period presented. The actual operating and other data for the forty-week period ended October 4, 1997 is included below for comparative purposes only, and does not include any pro forma adjustments. The summary unaudited pro forma financial information below does not represent what Keebler's results of operations would have been if the Acquisitions had occurred on the date indicated or Keebler's results of operations for any future period. The information below should be read together with the Pro Forma Financial Information included elsewhere in this prospectus.

                                                                   KEEBLER
                                              --------------------------------------------------
                                                                      FORTY WEEKS ENDED
                                              FISCAL YEAR     ----------------------------------
                                                  1996        OCTOBER 5, 1996    OCTOBER 4, 1997
                                               PRO FORMA         PRO FORMA           ACTUAL
                                              ------------    ---------------    ---------------
                                                     (IN MILLIONS EXCEPT PER SHARE DATA)
OPERATING DATA:
Net sales...................................    $1,974.4         $1,500.3           $1,542.2
Gross profit................................     1,027.9            767.3              873.7
Restructuring charges (gains)...............        (9.1)            (9.1)                --
Income from continuing operations...........        48.7             13.6               96.1
Net income (loss)...........................         2.2            (12.9)              36.4
Net income (loss) per share.................       $0.03           $(0.17)             $0.45
Weighted average shares outstanding(a)......        79.4             77.5               81.6
OTHER DATA:
EBITDA, as adjusted(b)......................    $   99.4         $   47.9           $  141.6
Depreciation and amortization (excluding
  items related to discontinued
  operations)...............................        59.8             43.4               45.5
Capital expenditures (excluding expenditures
  related to discontinued operations).......        35.6             24.2               26.1

       --------------------------------------------------
       (a) After giving effect to the issuance of shares upon the exercise of all outstanding options issued by the Company, accounted for under the treasury stock method, and the exercise of warrants to purchase 6,135,781 shares of common stock held by Bermore upon the closing of the offering, the number of shares outstanding will be 89,929,176.

       (b) EBITDA, as adjusted, is defined as income from continuing operations before interest, taxes, depreciation, amortization and restructuring charges (gains). EBITDA, as adjusted, is presented as additional information because Keebler believes it to be a useful indicator of a company's ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles).

                 SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

            The summary consolidated historical financial data below has been derived from the consolidated financial statements of Keebler and UB Investments US Inc. (the "Predecessor Company") included elsewhere in this prospectus, which have been audited by Coopers & Lybrand L.L.P., independent public accountants. The summary consolidated historical financial data below of the Predecessor Company as of and for the fiscal year ended January 1, 1994 has been derived from the consolidated financial statements of the Predecessor Company that are not included in this prospectus. The summary consolidated historical financial data below of Keebler as of and for the thirty-six weeks ended October 5, 1996 and the forty-weeks ended October 4, 1997 have been derived from unaudited financial statements of Keebler included elsewhere in this prospectus and, in the opinion of Keebler, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof. The results of operations below are not necessarily indicative of results to be expected for any future period. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included elsewhere in this prospectus.

                                                 PREDECESSOR COMPANY                                     KEEBLER
                                ------------------------------------------------------   ----------------------------------------
                                               YEAR ENDED                     FOUR       FORTY-EIGHT    THIRTY-SIX       FORTY
                                ----------------------------------------   WEEKS ENDED   WEEKS ENDED    WEEKS ENDED   WEEKS ENDED
                                JANUARY 1,   DECEMBER 31,   DECEMBER 30,   JANUARY 26,   DECEMBER 28,   OCTOBER 5,    OCTOBER 4,
                                   1994          1994           1995          1996         1996(A)        1996(A)        1997
                                ----------   ------------   ------------   -----------   ------------   -----------   -----------
                                                    (IN MILLIONS)                          (IN MILLIONS EXCEPT PER SHARE DATA)
OPERATING DATA:
Net sales......................  $1,650.1      $1,599.7       $1,578.6       $101.7        $1,645.5      $1,171.4      $1,542.2
Gross profit...................     931.5         894.2          831.8         46.8           871.3         610.7         873.7
Nonrecurring charges(b)........     120.1            --           86.5           --              --            --            --
Income (loss) from continuing
  operations...................     (67.6)         46.4         (137.9)       (25.5)           70.1          35.0          96.1
Income (loss) from continuing
  operations before
  extraordinary item and
  cumulative effect of
  accounting changes...........    (126.9)        (26.9)        (165.7)       (25.4)           17.7           2.6          39.1
Discontinued operations(c).....       0.6           3.4            7.4         18.9              --            --            --
Extraordinary item(d)..........        --            --             --           --             1.9           1.9           2.7
Cumulative effect of accounting
  changes, net of tax..........     (20.9)          0.5             --           --              --            --            --
Net income (loss)..............    (147.2)        (23.0)        (158.3)        (6.5)           15.8           0.7          36.4
Net income (loss) per share....        --            --             --           --        $   0.21      $   0.01      $   0.45
Weighted average shares
  outstanding..................        --            --             --           --            76.6          75.5          81.6
OTHER DATA:
EBITDA, as adjusted(e).........  $   98.4      $   89.5       $  (93.3)      $(23.5)       $  119.6      $   68.1      $  141.6
Depreciation and amortization
  (excluding items related to
  discontinued operations).....      45.9          43.1           44.6          2.0            49.5          33.1          45.5
Capital expenditures (excluding
  expenditures related to
  discontinued operations).....      30.6          54.6           54.2          3.2            29.4          18.0          26.1

                                                        AS OF                                             AS OF
                                ------------------------------------------------------   ----------------------------------------
                                JANUARY 1,   DECEMBER 31,   DECEMBER 30,   JANUARY 26,   DECEMBER 28,   OCTOBER 5,    OCTOBER 4,
                                   1994          1994           1995          1996           1996          1996          1997
                                ----------   ------------   ------------   -----------   ------------   ----------    ----------
                                                    (IN MILLIONS)                                     (IN MILLIONS)
BALANCE SHEET DATA:
Cash and cash equivalents.....   $    6.4      $   12.5       $    3.0       $  2.1        $   12.0      $    4.4      $   61.1
Total assets..................    1,043.0       1,001.2          926.9        849.1         1,102.1       1,119.6       1,116.1
Due to affiliate..............      872.7         551.6          108.0        105.0              --            --            --
Total debt....................      263.8         333.2          437.6        371.4           457.9         484.0         401.8
Shareholders' equity
  (deficit)...................     (511.9)       (234.9)          51.8         45.3           165.1         149.5         201.5

    Note: Net sales and cost of sales were $1.7 billion and $735 million, respectively, for the year ended January 2, 1993.
------------------------------------
(a) Includes the operating results of Sunshine from the acquisition date of June 4, 1996 through the end of the period presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(b) Year ended January 1, 1994 includes a restructuring charge of $120.1 million and year ended December 30, 1995 includes the loss on the impairment of the Predecessor Company's Salty Snacks business of $86.5 million.

(c) Includes income from operations of the discontinued Frozen Food businesses, net of tax, of $0.6 million, $3.4 million, and $7.4 million for the years ended January 1, 1994, December 31, 1994 and December 30, 1995. Includes a $18.9 million gain on the disposal of the discontinued Frozen Food businesses, net of tax, for the four weeks ended January 26, 1996.

(d) Extraordinary item relates to losses on the early extinguishment of debt, net of tax.

(e) EBITDA, as adjusted, is defined as income (loss) from continuing operations before interest, taxes, depreciation, amortization, and restructuring charges (gains). EBITDA, as adjusted, is presented as additional information because Keebler believes it to be a useful indicator of a company's ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles).

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of common stock.

ADVERSE EFFECTS OF COMPETITION ON KEEBLER'S PERFORMANCE

     The cookie and cracker market and the other markets in which Keebler operates are mature and highly competitive. Competition in these markets takes many forms, including the following:

     - establishing favorable brand recognition;

     - developing products sought by consumers;

     - implementing appropriate pricing;

     - providing strong marketing support; and

     - obtaining access to retail outlets and sufficient shelf space.

     In many of Keebler's markets, there are competitors that are larger and have greater financial resources than Keebler, including Keebler's primary competitor, Nabisco. Keebler may not be able to compete successfully with such competitors. Competition could cause Keebler to lose market share, increase expenditures or reduce pricing which could have a material adverse effect on Keebler's business or financial results.

INCREASES IN PRICES OF MAIN INGREDIENTS AND OTHER MATERIALS

     The main ingredients that Keebler uses to manufacture its products are flour, sugar, chocolate, shortening and milk. Keebler also uses paper products, such as corrugated cardboard, as well as films and plastics, to package its products. The prices of these materials have been, and Keebler expects them to continue to be, subject to significant volatility. Keebler may not be able to pass price increases in these materials on to its customers. Although Keebler has mitigated the effects of such price increases in the past through its hedging programs, Keebler may not be successful in protecting itself from increases in the future. See "Business -- Raw Materials."

IMPLEMENTATION OF BUSINESS STRATEGY

     Keebler intends to pursue a business strategy of increasing sales and earnings by fully utilizing its existing brands and distribution systems. Keebler may not be successful in implementing this strategy. Keebler also may pursue a business strategy of growth through acquisitions. Keebler may not be successful in pursuing acquisition opportunities and any businesses acquired may not perform as well as expected. If Keebler is unable to successfully implement its business strategy, this inability could have a material adverse effect on Keebler's business or financial results. See "Business -- Strategy."

DEPENDENCE ON KEY PERSONNEL

     Keebler believes that its ability to successfully implement its business strategy and to operate profitably depends on the continued employment of its senior management team led by Mr. Sam K. Reed. If Mr. Reed or other members of the management team become unable or unwilling to continue in their present positions, Keebler's business and financial results could be materially adversely affected. See "Management."

MAJORITY CONTROL OF KEEBLER BY A SINGLE STOCKHOLDER; CONSENT RIGHTS

     Following the offering, Flowers will own approximately 55% of the outstanding common stock. Accordingly, Flowers will control Keebler and have the power to elect a majority of the directors, appoint management and approve certain actions requiring the approval of a majority of Keebler's stockholders. Concurrent with the offering, Artal will enter into an agreement which will give Artal the right to consent to certain actions which could otherwise be approved by a majority of Keebler's directors or stockholders. For example, Artal will have the right to consent to any acquisition or disposition by Keebler in excess of $250 million, to a sale of Keebler or substantially all of its assets other than for cash and, with some exceptions, to issuances of capital stock by Keebler. The interests of Flowers and/or Artal could conflict with the interests of the other stockholders of Keebler. See "Certain Related Transactions -- Flowers Control Purchase."

IMPACT OF GOVERNMENTAL REGULATION ON KEEBLER'S OPERATIONS

     Keebler's operations and properties are subject to regulation by various federal, state and local government entities and agencies. As a producer of food products, Keebler's operations are subject to stringent production, packaging, quality, labeling and distribution standards, including the Federal Food and Drug Act. The operations of Keebler's production and distribution facilities are subject to various federal, state and local environmental laws and workplace regulations. These laws and regulations include the Occupational Safety and Health Act, the Fair Labor Standards Act, the Clean Air Act and the Clean Water Act. Keebler believes that its current legal and environmental compliance programs adequately address such concerns and that it is in substantial compliance with applicable laws and regulations. However, compliance with, or any violation of, current and future laws or regulations could require material expenditures by Keebler or otherwise adversely effect Keebler's business or financial results. See "Business -- Regulation; -- Environmental."

TRADEMARKS AND OTHER PROPRIETARY RIGHTS

     Keebler believes that its trademarks and other proprietary rights are important to its success and its competitive position. Accordingly, Keebler devotes substantial resources to the establishment and protection of its trademarks and proprietary rights. However, the actions taken by Keebler to establish and protect its trademarks and other proprietary rights may be inadequate to prevent imitation of its products by others or to prevent others from claiming violations of their trademarks and proprietary rights by Keebler. In addition, others may assert rights in Keebler's trademarks and other proprietary rights. See "Business -- Intellectual Property."

PRODUCT LIABILITY; PRODUCT RECALLS

     Keebler may be liable if the consumption of any of its products cause injury, illness or death. Keebler also may be required to recall certain of its products that become contaminated or are damaged. Keebler's current management is not aware of any material product liability judgment against Keebler or product recall by Keebler. However, a product liability judgment against Keebler or a product recall could have a material adverse effect on Keebler's business or financial results.

RESTRICTIVE DEBT COVENANTS

     Keebler's existing debt agreements, which will remain in effect after the offering, contain a number of significant covenants. These covenants limit Keebler's ability to, among other things, borrow additional money, make capital expenditures and other investments and pay dividends. These covenants also require Keebler to meet certain financial tests. If Keebler is unable to meet its debt service obligations or comply with these covenants, there would be a default under its existing debt agreements. Such a default, if not waived, could result in acceleration of Keebler's indebtedness and the bankruptcy of Keebler. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness."

REQUIRED OFFER TO PURCHASE SENIOR SUBORDINATED NOTES

     The offering will result in a "Change of Control" under Keebler's 10 3/4% Senior Subordinated Notes due 2006 (the "Senior Subordinated Notes"). Under the terms of the Senior Subordinated Notes, within 15 days after a Change of Control, Keebler is required to offer to purchase the Senior Subordinated Notes at 101% of their principal amount plus accrued interest. Given current trading prices for the Senior Subordinated Notes, Keebler does not anticipate holders tendering their Senior Subordinated Notes for purchase by Keebler. However, circumstances occurring subsequent to the consummation of the offering may cause holders of the Senior Subordinated Notes to tender them or the holders of Senior Subordinated Notes may tender them for other reasons. In the event Keebler is required to purchase any Senior Subordinated Notes, it will obtain the funds to make such purchases out of internally generated funds or by draws under its existing senior credit facility.

RESTRICTIONS ON PAYMENT OF DIVIDENDS ON COMMON STOCK

     Keebler's ability to pay dividends on its common stock is limited under the terms of its existing debt agreements. Keebler does not currently intend to pay any cash dividends. See "Dividend Policy" and "Description of Certain Indebtedness."

SHARES ELIGIBLE FOR FUTURE SALE

     The market price of the common stock could drop as a result of sales of a large number of shares of common stock in the market after the offering, or the perception that such sales could occur. These factors also could make it more difficult for Keebler to raise funds through future offerings of common stock.


     There will be 83,730,994 shares of common stock outstanding immediately after the offering. Of these shares, the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of Keebler, as defined in Rule 144 under the Securities Act. The remaining 72,090,419 shares of common stock outstanding, including the 46,197,466 shares held by Flowers, will be "restricted securities" as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or an exemption under the Securities Act. Artal will also have registration rights allowing it to cause Keebler to register under the Securities Act Artal's and, in some circumstances, Bermore's shares for sale. See "Certain Related Transactions -- Flowers Control Purchase."


     In connection with the offering, Keebler, its executive officers and directors and certain of its stockholders have agreed that, with certain exceptions, they will not sell any shares of common stock without the consent of Credit Suisse First Boston Corporation for 180 days after the date of this prospectus.

LACK OF PUBLIC MARKET FOR COMMON STOCK; DETERMINATION OF PUBLIC OFFERING PRICE


     There has not been a public market for the common stock. Keebler will list the common stock for trading on the New York Stock Exchange (the "NYSE"). Keebler does not know the extent to which investor interest in Keebler will lead to the development of a trading market or how liquid that market might be. The initial public offering price for the shares of common stock was determined through negotiations among the Selling Stockholders, the U.S. Underwriters and the Managers. Investors may not be able to resell their shares at or above the initial public offering price. See "Underwriting."


CERTAIN ANTI-TAKEOVER PROVISIONS; PREFERRED STOCK

     Certain provisions of the Certificate of Incorporation could make it more difficult for a third party to acquire control of Keebler, even if such change in control would be beneficial to stockholders. The Certificate of Incorporation allows Keebler to issue preferred stock without stockholder approval. Such issuances could make it more difficult for a third party to acquire Keebler. See "Description of Capital Stock."

                          FORWARD-LOOKING STATEMENTS;
                    CERTAIN DEFINED TERMS; MARKET SHARE DATA

     Certain statements incorporated by reference or made in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). These statements are subject to the safe harbor provisions of the Reform Act. Such forward-looking statements include, without limitation, statements about the competitiveness of the cookie and cracker industry, the future availability and prices of certain materials, potential regulatory obligations and Keebler's strategies and other statements contained herein that are not historical facts. When used in this prospectus, the words "anticipate," "believe," "estimate" and similar expressions are generally intended to identify forward-looking statements. Because such forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including but not limited to changes in general economic and business conditions (including in the cookie and cracker industry), actions of competitors, Keebler's ability to recover its material costs in the pricing of its products, the extent to which Keebler is able to develop new products and markets for its products, the time required for such development, the level of demand for such products, changes in the Keebler's business strategies and other factors discussed under "Risk Factors."

                           -------------------------

     As used in this prospectus (this "Prospectus"), unless the context requires otherwise, (i) "Keebler" or the "Company" means Keebler Foods Company (the surviving corporation of the merger (the "Merger") between INFLO Holdings Corporation ("INFLO") and Keebler Corporation, which merger occurred on November 20, 1997) and its predecessors and consolidated subsidiaries and (ii) "Sunshine" means Sunshine Biscuits, Inc. and its consolidated subsidiaries. As used herein, "Artal" means Artal Luxembourg S.A.; "Bermore" means Bermore, Limited; "Flowers" means Flowers Industries, Inc.; "GFI" means G.F. Industries, Inc.; "Nabisco" means Nabisco, Inc.; "Common Stock" means the common stock, $.01 par value per share, of Keebler; "Offering" means the offering of Common Stock contemplated by this Prospectus; "Selling Stockholders" means Artal and Bermore, collectively; and "Securities Act" means the Securities Act of 1933, as amended.

     Unless stated otherwise, market share data included herein is based on supermarket sales (measured in pounds) for the fifty-two week period ended November 30, 1997 as reported by Information Resources, Inc. ("IRI"). In those instances where market share data included herein is stated to be based on dollar sales, those dollar sales represent supermarket sales for the fifty-two week period ended November 30, 1997 as reported by IRI. Retail sales data included herein for the U.S. cookie and cracker industry includes sales through supermarkets, mass merchandisers, convenience stores and drug stores as reported by IRI. Sales to club stores and vending distributors are not included in this data. With respect to ice cream cone sales, market share data included herein is based on dollar sales for the fifty-two week period ended December 7, 1997 as reported by IRI. With respect to the foodservice industry, market share data included herein is based on sales (measured in pounds) for the nine-month period ended September 30, 1997 as reported by the International Foodservice Manufacturers Association.

                                DIVIDEND POLICY

     Historically, Keebler has not paid dividends on its Common Stock. Keebler currently intends to retain all future earnings to fund the development and growth of its business. Therefore, Keebler does not currently anticipate paying any cash dividends. Additionally, Keebler's existing senior credit facility (the "Senior Credit Facility") and Senior Subordinated Notes, which will remain outstanding following the Offering, place limitations on Keebler's ability to pay dividends or make other distributions on its Common Stock. Upon the consummation of the Offering, dividends would be permitted to be paid in the aggregate amount of (i) $25.0 million under the Senior Credit Facility and (ii) $19.8 million under the Senior Subordinated Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness." Any future determination as to the payment of dividends will be subject to such limitations, will be at the discretion of the Board of Directors and will depend on Keebler's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of Keebler as of October 4, 1997 and as adjusted to give effect to the Offering and certain transactions occurring prior to or concurrently with the Offering:

                                                     AS OF OCTOBER 4,
                                                           1997
                                                   --------------------
                                                   ACTUAL      ADJUSTED
                                                   ------      --------
                                                      (IN MILLIONS)
Current maturities of long-term debt...........    $ 31.3       $ 31.3
Long-term debt:
     Senior Credit Facility....................     200.0        130.0(a)
     Senior Subordinated Notes.................     125.0        125.0
     Seller note...............................      28.7           --(b)
     Other senior debt.........................      16.9         16.9
                                                   ------       ------
          Total debt (including current
            maturities)........................     401.9        303.2
                                                   ------       ------
Shareholders' equity(c):
     Preferred stock, $.01 par value;
       100,000,000 shares authorized and none
       issued..................................        --           --
     Common stock, $.01 par value; 500,000,000
       shares authorized and 77,595,213 shares
       outstanding.............................       0.8          0.8(d)
     Additional paid-in capital................     148.5        168.3(d)
     Retained earnings.........................      52.2         52.2
                                                   ------       ------
          Total shareholders' equity...........     201.5        221.3
                                                   ------       ------
               Total capitalization............    $603.4       $524.5
                                                   ======       ======

       -------------------------------------------
       (a) Reflects prepayments on the term notes under the Senior Credit Facility of $40.0 million made on November 10, 1997 and $30.0 million made on December 8, 1997.

       (b) Reflects the purchase on November 21, 1997 of the note issued to the seller in connection with the Keebler acquisition.


       (c) For a description of Keebler's capital stock and the beneficial ownership of the outstanding shares thereof, see "Principal and Selling Stockholders" and "Description of Capital Stock." Outstanding shares do not include 9,673,594 shares of Common Stock reserved for issuance under Keebler's 1996 Stock Option Plan (as defined) of which options to purchase 6,852,344 shares of Common Stock were outstanding as of October 4, 1997. In addition, 6,500,000 shares of Common Stock will be reserved for issuance under the 1998 Stock Incentive Plan and up to 300,000 shares of Common Stock will be reserved for issuance under the Directors' Plan. See "Management -- 1996 Option Plan," "-- 1998 Omnibus Stock Incentive Plan" and "-- Non-Employee Director Stock Plan." The Company has granted 1,983,000 options to purchase shares of Common Stock pursuant to the 1998 Stock Incentive Plan in connection with the Offering. Authorized shares reflect an amendment to the Certificate of Incorporation effected prior to the Offering.


       (d) Reflects the exercise of warrants to purchase 6,135,781 shares of Common Stock held by Bermore for an aggregate exercise price of $19.8 million. Bermore will exercise these warrants concurrent with its sale of shares in the Offering. At October 4, 1997, after giving effect to the issuance of shares of Common Stock upon exercise of the warrants held by Bermore, 83,730,994 shares of Common Stock would have been outstanding.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated financial information (the "Pro Forma Financial Information") is based on the historical financial statements of the Predecessor Company, Keebler and Sunshine during the periods presented, adjusted to give effect to the Keebler acquisition and the Sunshine acquisition (together, the "Acquisitions").

     The Pro Forma Financial Information for the fiscal year ended December 28, 1996 and for the forty weeks ended October 5, 1996, give effect to the Acquisitions as if they each had occurred at the beginning of the period presented. The adjustments are described in the accompanying notes and are based upon available information and certain assumptions that management believes are reasonable.

     The Pro Forma Financial Information does not purport to represent what Keebler's results of operations would actually have been had the Acquisitions in fact occurred on such date or to project Keebler's results of operations for any future period. The Pro Forma Financial Information should be read in conjunction with the consolidated financial statements included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 28, 1996

                                                           HISTORICAL
                                  ------------------------------------------------------------
                                                             PREDECESSOR
                                        KEEBLER                COMPANY            SUNSHINE
                                      FORTY-EIGHT            FOUR WEEKS          TWENTY-TWO
                                      WEEKS ENDED               ENDED            WEEKS ENDED
                                  DECEMBER 28, 1996(A)   JANUARY 26, 1996(B)   JUNE 4, 1996(B)
                                  --------------------   -------------------   ---------------
                                              (IN MILLIONS EXCEPT PER SHARE DATA)
OPERATING DATA:
Net sales........................       $1,645.5               $101.7              $229.8
Costs and expenses:
  Cost of sales..................          774.2                 54.9               119.7
  Selling, marketing and
    administrative
    expenses.....................          794.8                 71.4               114.9
  Restructuring charges
    (gains)......................             --                   --                (9.1)(c)
  Other..........................            6.4                  0.9                  --
                                        --------               ------              ------
Income (loss) from continuing
  operations.....................           70.1                (25.5)                4.3
Interest expense (income), net...           38.4                 (0.1)                3.0
                                        --------               ------              ------
Income (loss) from continuing
  operations before income tax
  expense (benefit)..............           31.7                (25.4)                1.3
Income tax expense (benefit).....           14.0                   --                 0.6
                                        --------               ------              ------
Net income (loss)................       $   17.7               $(25.4)             $  0.7
                                        ========               ======              ======
Net income per share.............
Weighted average shares
  outstanding....................
OTHER DATA:
EBITDA, as adjusted(m)...........       $  119.6               $(23.5)             $  1.2
Depreciation and amortization
  (excluding items related to
  discontinued operations).......           49.5                  2.0                 6.0
Capital expenditures (excluding
  expenditures related to
  discontinued operations).......           29.4                  3.2                 3.0


                                      PRO FORMA ADJUSTMENTS
                                   ----------------------------
                                     KEEBLER         SUNSHINE
                                   ACQUISITION      ACQUISITION      PRO FORMA
                                   -----------      -----------      ---------
                                       (IN MILLIONS EXCEPT PER SHARE DATA)
OPERATING DATA:
Net sales........................    $   --            $(2.6)(h)     $1,974.4
Costs and expenses:
  Cost of sales..................        --             (2.3)(i)        946.5
  Selling, marketing and
    administrative
    expenses.....................       0.3(d)          (2.0)(j)        979.4
  Restructuring charges
    (gains)......................        --               --             (9.1)
  Other..........................       0.2(e)           1.4(k)           8.9
                                     ------            -----         --------
Income (loss) from continuing
  operations.....................      (0.5)             0.3             48.7
Interest expense (income), net...       1.9(f)           1.5(l)          44.7
                                     ------            -----         --------
Income (loss) from continuing
  operations before income tax
  expense (benefit)..............      (2.4)            (1.2)             4.0
Income tax expense (benefit).....     (12.3)(g)         (0.5)(g)          1.8
                                     ------            -----         --------
Net income (loss)................    $  9.9            $(0.7)        $    2.2
                                     ======            =====         ========
Net income per share.............                                    $   0.03
                                                                     ========
Weighted average shares
  outstanding....................                                        79.4
                                                                     ========
OTHER DATA:
EBITDA, as adjusted(m)...........    $  0.1            $ 2.0         $   99.4
Depreciation and amortization
  (excluding items related to
  discontinued operations).......       0.6              1.7             59.8
Capital expenditures (excluding
  expenditures related to
  discontinued operations).......        --               --             35.6

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                       FORTY WEEKS ENDED OCTOBER 5, 1996

                                                            HISTORICAL
                                    ----------------------------------------------------------
                                                             PREDECESSOR
                                         KEEBLER               COMPANY            SUNSHINE
                                        THIRTY-SIX           FOUR WEEKS          TWENTY-TWO
                                       WEEKS ENDED              ENDED            WEEKS ENDED
                                    OCTOBER 5, 1996(A)   JANUARY 26, 1996(B)   JUNE 4, 1996(B)
                                    ------------------   -------------------   ---------------
                                               (IN MILLIONS EXCEPT PER SHARE DATA)
OPERATING DATA:
Net sales..........................      $1,171.4              $101.7              $229.8
Costs and expenses:
  Cost of sales....................         560.7                54.9               119.7
  Selling, marketing and
    administrative expenses........         571.3                71.4               114.9
  Restructuring charges (gains)....            --                  --                (9.1)(c)
  Other............................           4.4                 0.9                  --
                                         --------              ------              ------
Income (loss) from continuing
  operations.......................          35.0               (25.5)                4.3
Interest expense (income), net.....          28.7                (0.1)                3.0
                                         --------              ------              ------
Income (loss) from continuing
  operations before income tax
  expense (benefit)................           6.3               (25.4)                1.3
Income tax expense (benefit).......           3.7                  --                 0.6
                                         --------              ------              ------
Net income (loss)..................      $    2.6              $(25.4)             $  0.7
                                         ========              ======              ======
Net loss per share.................
Weighted average shares
  outstanding......................
OTHER DATA:
EBITDA, as adjusted(m).............      $   68.1              $(23.5)             $  1.2
Depreciation and amortization
  (excluding items related to
  discontinued operations).........          33.1                 2.0                 6.0
Capital expenditures (excluding
  expenditures related to
  discontinued operations).........          18.0                 3.2                 3.0


                                        PRO FORMA ADJUSTMENTS
                                     ----------------------------
                                       KEEBLER         SUNSHINE
                                     ACQUISITION      ACQUISITION      PRO FORMA
                                     -----------      -----------      ---------
                                         (IN MILLIONS EXCEPT PER SHARE DATA)
OPERATING DATA:
Net sales..........................    $   --            $(2.6)(h)     $1,500.3
Costs and expenses:
  Cost of sales....................        --             (2.3)(i)        733.0
  Selling, marketing and
    administrative expenses........       0.3(d)          (2.0)(j)        755.9
  Restructuring charges (gains)....        --               --             (9.1)
  Other............................       0.2(e)           1.4(k)           6.9
                                       ------            -----         --------
Income (loss) from continuing
  operations.......................      (0.5)             0.3             13.6
Interest expense (income), net.....       1.9(f)           1.5(l)          35.0
                                       ------            -----         --------
Income (loss) from continuing
  operations before income tax
  expense (benefit)................      (2.4)            (1.2)           (21.4)
Income tax expense (benefit).......     (12.3)(g)         (0.5)(g)         (8.5)
                                       ------            -----         --------
Net income (loss)..................    $  9.9            $(0.7)        $  (12.9)
                                       ======            =====         ========
Net loss per share.................                                    $  (0.17)
                                                                       ========
Weighted average shares
  outstanding......................                                        77.5
                                                                       ========
OTHER DATA:
EBITDA, as adjusted(m).............    $  0.1            $ 2.0         $   47.9
Depreciation and amortization
  (excluding items related to
  discontinued operations).........       0.6              1.7             43.4
Capital expenditures (excluding
  expenditures related to
  discontinued operations).........        --               --             24.2

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(a) Includes the results of operations for Sunshine from the acquisition date of June 4, 1996 through the end of the period presented.

(b) The historical results of operations presented for the Predecessor Company and Sunshine represent the results of operations for the 1996 periods prior to the Acquisitions.

(c)  Income (loss) from continuing operations of Sunshine for the twenty-two weeks ended June 4, 1996 include amounts
     classified as restructuring gains that relate to:
                                                                     IN MILLIONS
                                                                        -----
          Gains on the sale of Salerno cookie and cracker
           division and related bakery prior to the Sunshine
           acquisition...........................................       $ 6.2

          Income from reducing restructuring cost accrued by
           Sunshine prior to the Sunshine acquisition............         2.9
                                                                        -----
                                                                        $ 9.1
                                                                        =====
(d) Reflects four weeks of additional depreciation of property, plant, and equipment resulting from the fixed asset valuation ($4.2 million per year).

(e) Reflects four weeks of additional amortization expense associated with the Keebler acquisition, as follows:

                                                                     IN MILLIONS
                                                                        -----
          Amortization of trademarks and trade names of $104.0
           million over a 40-year amortization period............       $ 0.2
          Amortization of organizational expenses of $8.1 million
           over a 5-year amortization period.....................         0.1
          Elimination of historical goodwill amortization........        (0.1)
                                                                        -----
                                                                        $ 0.2
                                                                        =====
(f) Reflects, with respect to items 1 through 5, additional net interest expense related to borrowings associated with the Keebler acquisition and, with respect to items 6 and 7, an adjustment to interest expense as indicated, as follows:
                                                                     IN MILLIONS
                                                                        -----
     (1) Borrowings under the Senior Credit Facility of $200.0
         million at various rates................................       $ 1.2
     (2) Senior Subordinated Notes of $125.0 million at
         10 3/4%.................................................         1.0
     (3) Other senior debt of $20.3 million at various rates.....         0.1
     (4) Amortization of $10.2 million of debt issuance
         costs amortized over eight and one half years...........         0.1
     (5) Interest expense to support operations*.................         0.1
     (6) Elimination of historical interest expense..............         0.1
     (7) Reduction in interest expense from the date of
         acquisition to June 25, 1996 as if the Senior
         Subordinated Notes were outstanding for that
         period..................................................        (0.7)
                                                                        -----
                                                                        $ 1.9
                                                                        =====
          -----------------------------------------
          * Interest expense associated with incremental borrowings used to finance working capital requirements calculated at the incremental borrowing rate of the Senior Credit Facility, associated with the Keebler acquisition, multiplied by net sales.

(g) The income tax effect of the pro forma adjustments on income (loss) before income taxes is based on the effective tax rate for fiscal 1996. The Keebler acquisition pro forma adjustments includes a pro forma income tax benefit of $11.2 million related to the net loss for the four weeks ended January 26, 1996.

(h) The adjustment to net sales resulted from the sale of Sunshine's Salerno cookie and cracker division and related bakery prior to the Sunshine acquisition.

(i)  Reflects reduction in cost of sales due to:
                                                                     IN MILLIONS
                                                                        -----
       Sale of Sunshine's Salerno cookie and cracker division and
          related bakery prior to the Sunshine acquisition.......       $(1.8)
       Reduction of postretirement benefit expense for the
          twenty-two weeks ended June 4, 1996 resulting from the
          Sunshine acquisition...................................        (0.5)
                                                                        -----
                                                                        $(2.3)
                                                                        =====
(j)  Reflects reduction in selling and administrative expenses due to:

                                                                     IN MILLIONS
                                                                        -----
       Sale of Sunshine's Salerno cookie and cracker division and
          related bakery prior to the Sunshine acquisition.......       $(2.3)
       Elimination of Sunshine historical goodwill
       amortization..............................................        (0.3)
       Additional depreciation of property, plant, and equipment
          resulting from the fixed asset valuation...............         0.6
                                                                        -----
                                                                        $(2.0)
                                                                        =====
(k)  Reflects additional amortization expense associated with the
     Sunshine acquisition as follows:
                                                                     IN MILLIONS
                                                                        -----
       Amortization of goodwill of $48.8 million related to the
          Sunshine acquisition over a 40-year amortization
          period.................................................       $ 0.6
       Amortization of trademarks and trade names of $57.0
          million over a 40-year amortization period.............         0.8
                                                                        -----
                                                                        $ 1.4
                                                                        =====
(l)  The following adjustments to net interest expense reflect the additional borrowings associated with the Sunshine
     acquisition:
                                                                     IN MILLIONS
                                                                        -----
       Borrowings for an additional twenty-two weeks under the
          Senior Credit Facility of $114.0 million at various
          interest rates.........................................       $ 4.4
       Elimination of historical interest expense................        (3.0)
       Amortization of debt issuance costs and other.............         0.1
                                                                        -----
                                                                        $ 1.5
                                                                        =====
(m)  EBITDA, as adjusted, is defined as income (loss) from
     continuing operations before interest, taxes, depreciation, amortization and restructuring charges (gains). EBITDA, as adjusted, is presented as additional information because
     Keebler believes it to be a useful indicator of a company's ability to meet debt service and capital expenditure
     requirements. It is not, however, intended as an
     alternative measure of operating results or cash flow from operations (as determined in accordance with generally
     accepted accounting principles).

                       SELECTED HISTORICAL FINANCIAL DATA

        The selected historical financial data presented below as of and for the fiscal years ended 1994, 1995 and 1996 have been derived from the consolidated financial statements of Keebler and the Predecessor Company included elsewhere in this Prospectus, which have been audited by Coopers & Lybrand L.L.P., independent public accountants. The selected historical financial data presented below as of and for the fiscal year ended January 1, 1994 has been derived from the consolidated financial statements of the Predecessor Company that are not included in this Prospectus. The unaudited consolidated financial data of Keebler as of and for the thirty-six weeks ended October 5, 1996 and the forty weeks ended October 4, 1997 have been derived from unaudited financial statements of Keebler included elsewhere in this Prospectus and, in the opinion of Keebler, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof. The results of operations presented below are not necessarily indicative of results to be expected for any future period. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included elsewhere in this Prospectus.


                                               PREDECESSOR COMPANY                                      KEEBLER
                             -------------------------------------------------------   ------------------------------------------
                                            YEAR ENDED                      FOUR       FORTY-EIGHT     THIRTY-SIX       FORTY
                             ----------------------------------------   WEEKS ENDED    WEEKS ENDED    WEEKS ENDED    WEEKS ENDED
                             JANUARY 1,   DECEMBER 31,   DECEMBER 30,   JANUARY 26,    DECEMBER 28,    OCTOBER 5,     OCTOBER 4,
                                1994          1994           1995           1996         1996(A)        1996(A)          1997
                             ----------   ------------   ------------   -----------    ------------   -----------    -----------
                                                  (IN MILLIONS)                           (IN MILLIONS EXCEPT PER SHARE DATA)
OPERATING DATA:
Net sales..................   $1,650.1      $1,599.7       $1,578.6        $101.7        $1,645.5       $1,171.4       $1,542.2
Costs and expenses:
 Cost of sales.............      718.6         705.5          746.8          54.9           774.2          560.7          668.5
 Selling, marketing, and
   administrative
   expenses................      878.9         845.7          884.6          71.4           794.8          571.3          770.5
 Restructuring charges.....      120.1            --             --            --              --             --             --
 Loss on impairment of
   Salty Snacks business...         --            --           86.5            --              --             --             --
 Other.....................        0.1           2.1           (1.4)          0.9             6.4            4.4            7.1
                              --------      --------       --------        ------        --------       --------       --------
Income (loss) from
 continuing operations.....      (67.6)         46.4         (137.9)        (25.5)           70.1           35.0           96.1
Interest expense (income),
 net.......................       81.6          74.4           28.3          (0.1)           38.4           28.7           28.6
                              --------      --------       --------        ------        --------       --------       --------
Income (loss) from
 continuing operations
 before income taxes.......     (149.2)        (28.0)        (166.2)        (25.4)           31.7            6.3           67.5
Income tax expense
 (benefit).................      (22.3)         (1.1)          (0.5)           --            14.0            3.7           28.4
                              --------      --------       --------        ------        --------       --------       --------
Income (loss) from
 continuing operations
 before extraordinary item
 and cumulative effect of
 accounting changes........     (126.9)        (26.9)        (165.7)        (25.4)           17.7            2.6           39.1
Discontinued operations:
 Income from operations of
   discontinued frozen food
   businesses, net of
   tax.....................        0.6           3.4            7.4            --              --             --             --
 Gain on disposal of frozen
   food businesses, net of
   tax.....................         --            --             --          18.9              --             --             --
                              --------      --------       --------        ------        --------       --------       --------
Income (loss) before
 extraordinary item and
 cumulative effect of
 accounting changes........     (126.3)        (23.5)        (158.3)         (6.5)           17.7            2.6           39.1
Extraordinary item:
 Loss on early
   extinguishment of debt,
   net of tax..............         --            --             --            --             1.9            1.9            2.7
                              --------      --------       --------        ------        --------       --------       --------
Income (loss) before
 cumulative effect of
 accounting changes........     (126.3)        (23.5)        (158.3)         (6.5)           15.8            0.7           36.4
 Cumulative effect of
   accounting changes, net
   of tax..................      (20.9)          0.5             --            --              --             --             --
                              --------      --------       --------        ------        --------       --------       --------
Net income (loss)..........   $ (147.2)     $  (23.0)      $ (158.3)       $ (6.5)       $   15.8       $    0.7       $   36.4
                              ========      ========       ========        ======        ========       ========       ========
Net income per share.......         --            --             --            --        $   0.21       $   0.01       $   0.45
                                                                                         ========       ========       ========
Weighted average shares
 outstanding...............         --            --             --            --            76.6           75.5           81.6
                                                                                         ========       ========       ========
OTHER DATA:
EBITDA, as adjusted(b).....   $   98.4      $   89.5       $  (93.3)       $(23.5)       $  119.6       $   68.1       $  141.6
Depreciation and
 amortization (excluding
 items related to
 discontinued
 operations)...............       45.9          43.1           44.6           2.0            49.5           33.1           45.5
Capital expenditures
 (excluding expenditures
 related to discontinued
 operations)...............       30.6          54.6           54.2           3.2            29.4           18.0           26.1
CASH FLOW DATA:
Cash provided from (used
 by)
 Operating activities......   $   22.0      $  (17.4)      $  (61.6)       $ (0.4)       $   53.6       $   14.1       $  128.1
 Investing activities......      (92.1)        (45.9)         (52.4)         65.2          (130.5)        (124.7)         (20.8)
 Financing activities......       58.3          69.4          104.4         (65.7)           86.8          112.9          (58.2)
                              --------      --------       --------        ------        --------       --------       --------
Increase (decrease) in cash
 and cash equivalents......   $  (11.8)     $    6.1       $   (9.6)       $ (0.9)       $    9.9       $    2.3       $   49.1
                              ========      ========       ========        ======        ========       ========       ========

                                                      AS OF                                              AS OF
                             -------------------------------------------------------   ------------------------------------------
                             JANUARY 1,   DECEMBER 31,   DECEMBER 30,   JANUARY 26,    DECEMBER 28,    OCTOBER 5,     OCTOBER 4,
                                1994          1994           1995           1996           1996           1996           1997
                             ----------   ------------   ------------   -----------    ------------    ----------     ----------
                                                  (IN MILLIONS)                                      (IN MILLIONS)
BALANCE SHEET DATA:
Cash and cash
 equivalents...............   $    6.4      $   12.5       $    3.0        $  2.1        $   12.0       $    4.4       $   61.1
Total assets...............    1,043.0       1,001.2          926.9         849.1         1,102.1        1,119.6        1,116.1
Due to affiliate...........      872.7         551.6          108.0         105.0              --             --             --
Total debt.................      263.8         333.2          437.6         371.4           457.9          484.0          401.8
Shareholders' equity
 (deficit).................     (511.9)       (234.9)          51.8          45.3           165.1          149.5          201.5

Note: Net sales and cost of sales were $1.7 billion and $735 million, respectively, for the year ended January 2, 1993.
------------------------------------
(a) Includes the operating results of Sunshine from the acquisition date of June 4, 1996 through the end of the period presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(b) EBITDA, as adjusted, is defined as income (loss) from continuing operations before interest, taxes, depreciation, amortization and restructuring charges (gains). EBITDA, as adjusted, is presented as additional information because Keebler believes it to be a useful indicator of a company's ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles).

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     General

     Keebler sells cookies and crackers, custom-baked products to other manufacturers of branded food products, pie crusts and ice cream cones. Net sales are principally affected by product pricing and quality, brand recognition, new product introductions and product line extensions, marketing and service. Keebler manages these factors to achieve a sales mix favoring its higher margin products while driving volume through its DSD distribution system.

     The principal elements comprising Keebler's cost of sales are raw and packaging materials, labor and manufacturing overhead. The major raw materials used in the manufacture of Keebler's products are flour, sugar, chocolate, shortening and milk. Keebler also uses paper products, such as corrugated cardboard, as well as films and plastics to package its products. The prices of these raw materials have been subject to significant volatility. Keebler has mitigated the effects of such price increases in the past through its hedging programs, but may not be successful in protecting itself from increases in the future. In addition to the foregoing factors, cost of sales are affected by the efficiency of production methods and manufacturing capacity utilization.

     Keebler's selling, marketing and administrative expenses are comprised mainly of labor and lease costs associated with Keebler's DSD distribution system, trade and consumer promotion costs, other advertising costs and the cost of corporate offices. While costs associated with Keebler's DSD distribution system and the cost of corporate offices are generally fixed, promotion and other advertising costs are more variable. Promotion and other advertising costs represent the largest component of Keebler's cost structure other than cost of sales and are principally influenced by changes in net sales.

     Matters Affecting Comparability

     For the years ended December 31, 1994 and December 30, 1995, the financial results of the Predecessor Company include the results of operations of the Salty Snacks business. The Salty Snacks business was liquidated by prior management in connection with the Keebler acquisition. The condensed results of operations of the Salty Snacks business, excluding allocations of the fixed portions of selling, distribution and general administrative expenses, for these years were as follows:

                                                       YEARS ENDED
                                               ----------------------------
                                               DECEMBER 31,    DECEMBER 30,
                                                   1994            1995
                                               ------------    ------------
                                                      (IN MILLIONS)
Net sales....................................     $185.6          $135.7
Income (loss) from operations................        6.3           (25.6)

     For the years ended December 31, 1994, and December 30, 1995, the financial results of the Predecessor Company also include the results of operations of the Frozen Food businesses as a discontinued operation.

     Keebler's operating results for the forty-eight weeks ended December 28, 1996 have been combined with the operating results of the Predecessor Company for the four weeks ended January 26, 1996 to compare the years ended December 28, 1996 and December 30, 1995. Keebler's operating results for the thirty-six weeks ended October 5, 1996 have been combined with the operating results of the Predecessor Company for the four weeks ended January 26, 1996 to compare the forty weeks ended October 4, 1997 and October 5, 1996. Keebler's operating results for the year ended December 28, 1996 include the operating results of Sunshine from its acquisition date of June 4, 1996. Keebler's operating results for the forty weeks ended October 4, 1997 include the operating results of Sunshine whereas the comparable forty weeks of 1996 only include the operating results of Sunshine from its acquisition date of June 4, 1996. The operating results of Keebler have been restated to reflect the Merger as if it had been effective January 26, 1996. Keebler's results of operations, expressed as a percentage of net sales, for the last three years ended December 31, 1994, December 30, 1995, and December 28, 1996 and the forty-week periods ended October 5, 1996 and October 4, 1997 are set forth below:

                                                         YEARS ENDED                        FORTY WEEKS ENDED
                                         --------------------------------------------    ------------------------
                                         DECEMBER 31,    DECEMBER 30,    DECEMBER 28,    OCTOBER 5,    OCTOBER 4,
                                             1994            1995            1996           1996          1997
                                         ------------    ------------    ------------    ----------    ----------
Net sales..............................     100.0%          100.0%          100.0%         100.0%        100.0%
Cost and expenses:
  Cost of sales........................      44.1            47.3            47.5           48.4          43.3
  Selling, marketing and administrative
     expenses..........................      52.9            56.0            49.6           50.5          50.0
  Loss on impairment of Salty Snacks
     business..........................        --             5.5                             --            --
                                                                              ---
  Other................................       0.1            (0.1)            0.4            0.4           0.5
                                            -----           -----           -----          -----         -----
Income (loss) from
  operations...........................       2.9            (8.7)            2.5            0.7           6.2
Interest expense, net..................       4.7             1.8             2.2            2.2           1.8
                                            -----           -----           -----          -----         -----
Income (loss) from continuing
  operations before income taxes.......      (1.8)          (10.5)            0.3           (1.5)          4.4
  Income tax expense (benefit).........      (0.1)             --             0.8            0.3           1.8
                                            -----           -----           -----          -----         -----
Income (loss) from continuing
  operations before extraordinary item
  and cumulative effect of accounting
  changes..............................      (1.7)          (10.5)          (0.5)           (1.8)          2.6
Discontinued operations:
  Income from operations of Frozen Food
     businesses, net of tax............       0.2             0.5              --             --            --
  Gain on disposal of Frozen Food
     businesses, net of tax............        --              --             1.1            1.5            --
                                            -----           -----           -----          -----         -----
Income (loss) before extraordinary item
  and cumulative effect of accounting
  changes..............................      (1.5)          (10.0)            0.6           (0.3)          2.6
Extraordinary item:
  Loss on early extinguishment of debt,
     net of tax........................        --              --             0.1            0.2           0.2
                                            -----           -----           -----          -----         -----
Income (loss) before cumulative effect
  of accounting changes................      (1.5)          (10.0)            0.5           (0.5)          2.4
  Cumulative effect of accounting
     changes, net of tax...............       0.1              --              --             --            --
                                            -----           -----           -----          -----         -----
Net income (loss)......................      (1.4)%         (10.0)%           0.5%          (0.5)%         2.4%
                                            =====           =====           =====          =====         =====

COMPARISON OF FIRST FORTY WEEKS OF 1996 AND 1997

     Net Sales. For the forty weeks ended October 4, 1997, net sales of $1,542.2 million were 21.1% higher compared to the same period of the prior year. In 1997, Keebler continued to focus on shifting its sales mix to more profitable branded cookie and cracker products, while discontinuing or repositioning several less strategic products. Increased net sales resulting from volume growth in these more profitable branded cookie and cracker products, new products and line extensions, and selected price increases more than offset revenue losses associated with discontinued or de-emphasized products. Higher net sales for the forty weeks ended October 4, 1997 were partially due to the acquisition of the Sunshine business. Sunshine results in 1996 were only included from its acquisition date of June 4, 1996 and accounted for 12.7% of Keebler's 1996 net sales. For the forty weeks ended October 4, 1997, net sales of Sunshine products were 27.5% of Keebler's total net sales. The 1997 Sunshine net sales include an additional twenty-four weeks of activity as compared to 1996.

     Gross Profit. Gross profit was $216.3 million higher for the forty weeks ended October 4, 1997 compared to the same period in the prior year. In addition, gross profit as a percentage of net sales was 5.1% higher than the comparable period in 1996. The improvement in the gross margin percentage for 1997 resulted largely from both a shift toward higher margin brands and improved operating efficiencies. In addition, gross profit as a percent of net sales reflected the benefit of lower commodity prices, particularly for flour. Gross margins in 1997 also received the full benefit of higher capacity utilization associated with the streamlining of production facilities which began in 1996.

     Selling, Marketing and Administrative Expenses. Selling, marketing and administrative expenses were $127.7 million higher for the forty weeks ended October 4, 1997 compared to the same period in the prior year. Increased spending was attributed primarily to higher marketing expense in support of new product introductions. Spending for marketing programs represented 24.2% of net sales for the first forty weeks of 1997 compared to 22.7% for the same period in the prior year with the increase due principally to higher national advertising and consumer promotion expenses. Despite higher spending levels, selling, marketing and administrative expenses as a percentage of net sales remained relatively consistent with the comparable period in 1996 as a result of increased volume and a more efficient fixed cost structure, particularly in the selling and distribution network.

     Other. Other expense for the first forty weeks in 1997 was $1.9 million higher as compared to the same period in 1996. The increase was mainly attributed to the amortization of Sunshine intangibles for forty weeks in 1997 versus sixteen weeks in 1996, as well as higher bank service charges.

     Income (Loss) from Continuing Operations. Income from continuing operations of $96.1 million for the forty weeks ended October 4, 1997 was $86.7 million higher than the same period in 1996. The improvement primarily resulted from volume growth associated with the change in sales mix, the inclusion of the Sunshine business, increased gross margins, and a more efficient fixed cost structure. The total benefits realized more than offset the incremental marketing, amortization and other expenses.

     Interest Expense. Interest expense for the first forty weeks of 1997 of $28.6 million was $0.1 million lower than the same period in 1996, as the average debt balance for these periods was comparable. Additional debt incurred late in the second quarter of 1996 to fund the acquisition of Sunshine was offset by the benefit associated with the early extinguishment of debt in the first quarter of 1997, resulting in a comparable average debt balance.

     Income Taxes. Income taxes for the forty weeks ended October 4, 1997 were provided at an effective tax rate of 42%. The effective tax rate exceeded the statutory rate due to nondeductible expenses, principally amortization of intangibles, including trademarks, tradenames and goodwill. For the forty weeks ended October 5, 1996, income taxes were provided at a higher effective tax rate based on a preliminary estimate of nondeductible expenses.

     Discontinued Operations. In 1995, the Predecessor Company adopted plans to discontinue the operations of the Frozen Food businesses, and in the first four weeks of 1996, a gain of $18.9 million, net of income taxes, was recognized in the disposal of the Frozen Food businesses.

     Extraordinary Item Net of Income Taxes. In the first forty weeks of 1997 and 1996, Keebler recorded extraordinary charges related to the write-off of unamortized bank fees due to the early extinguishment of debt. The after-tax extraordinary charges recorded were $2.7 million compared to $1.9 million in 1996. The tax benefits of the extraordinary charges were $1.9 million and $1.3 million, respectively.

     Net Income (Loss). Net income of $36.4 million for the first forty weeks of 1997 was $42.2 million higher than the $5.8 million loss for the comparable period for 1996. The substantial growth in net earnings was primarily attributed to volume increases associated with certain of Keebler's branded cookie and cracker products, the inclusion of the Sunshine business, improved gross margins, and a more efficient fixed cost structure.

COMPARISON OF FISCAL 1996 TO 1995

     Net Sales. Net sales in 1996 increased $168.6 million, or 10.7%, over 1995. Net sales in 1996 included Sunshine revenues of $291.2 million, while net sales in 1995 included sales of the Salty Snacks business of $135.7 million. After adjusting for these changes in Keebler's business, the year-on-year sales increase was up $13.1 million compared to a year ago. Along with achieving this growth, Keebler also shifted its sales focus to more profitable brands. The new focus was accomplished through selected price increases on Keebler branded cookie and cracker products, a more targeted marketing emphasis, new products, and the discontinuation of weaker products. While volumes in 1996 were relatively flat compared to volumes in 1995, higher revenues were achieved through these changes in product mix and selected price increases. Temporary volume decreases in sales to convenience stores, associated with a change in the selling organization and product discontinuations, were offset by volume gains from new products and broadened distribution.

     Gross Profit. Gross profit as a percentage of net sales for 1996 was 52.6% compared to 52.7% in 1995. While gross margins, in the aggregate, were down slightly year-on-year, this belies the significant improvements that were achieved. The change in sales mix noted above, resulted in an emphasis on more profitable volume. However, the value-added products emphasized as part of the 1996 sales strategy carried higher production costs than the products sold in 1995. The impact on gross profit of this change in sales mix along with higher flour prices contributed to higher cost of sales in 1996 versus 1995. Gross profit margins in 1996 also reflect the inclusion of Sunshine products, which historically carried a lower gross margin than Keebler products. The impact of higher costs was more than fully offset by increasing capacity utilization, cost reductions at the bakeries, as well as lowering scrap levels and achieving a more balanced production. In addition, reductions in bakery overhead staffing and a more efficient balancing of internal and co-packing arrangements achieved a lower cost of production.

     Selling, Marketing and Administrative Expenses. Selling, marketing, and administrative expenses decreased $18.3 million and improved by 6.4 percentage points as a percent of net sales in 1996 compared to 1995. Included in 1996 expenses were selling, marketing and administrative expenses of $131.9 million directly attributable to the Sunshine business; while 1995 included expenses of $87.4 million directly associated with the Salty Snacks business (excluding allocation of the fixed portions of selling, distribution, and administrative expenses). Excluding these influences, selling, marketing and administrative expenses decreased in 1996 compared to 1995 by $62.8 million. The improvement was principally accomplished through a targeted marketing plan behind Keebler products and Keebler's cost reduction program to rationalize the selling and administrative cost structure. In 1996, Keebler's focus on spending for trade promotions at the store level resulted in higher trade allowances which were more than offset by the $49.5 million decrease in national advertising and consumer promotions. The cost reductions in the selling and administrative structures were achieved primarily through headcount reductions of approximately 1,740 and changing from a relatively higher cost step-van selling organization to independent distributors to serve the convenience store channel. A decrease in research and development costs of $9.6 million was primarily attributed to headcount reductions, more focused new product programs in 1996 and lower project activity due in part to the liquidation of the Salty Snacks business prior to the Keebler acquisition. The cost reductions more than offset increased administrative expenses of management incentives and increased depreciation as a result of the Keebler and Sunshine acquisitions.

     Other. Other income and expense for 1996 was $7.2 million compared to $1.4 million of income for 1995. Other expense in 1996 consisted of $5.2 million of amortization resulting from both the Keebler and Sunshine acquisitions and bank service charges. In 1995, other income and expense consisted of $1.7 million of amortization expense, $1.4 million of miscellaneous expenses and bank service charges, and other income of $4.5 million representing the gain on the sale of interests in certain logos, tradenames, trademarks and service marks registered or pending registration in Australia, New Zealand, Asia and Europe.

     Income (Loss) from Continuing Operations. Income from continuing operations was $44.7 million in 1996, an improvement of $182.5 million over the loss from continuing operations for 1995. After adjusting the 1995 net operating loss of $137.9 million for the $25.6 million loss in the Salty Snacks business and the impairment write down of $86.5 million associated with that business, the earnings improvement in 1996 over 1995 was $70.5 million. The turnaround resulted from improved gross margins on Keebler brands, more efficient marketing expenditures, and cost savings achieved in sales and distribution and corporate overhead. The cumulative savings from these initiatives more than offset incremental depreciation and amortization expense totaling $9.7 million recorded as a result of the Keebler and Sunshine acquisitions.

     Interest Expense. For 1996, net interest expense was $38.4 million compared to $28.3 million in 1995. The increase was due to the amortization of debt issuance costs and higher overall borrowings carrying a higher average interest rate as compared to the prior year.

     Income Taxes. Keebler provided for income taxes at an effective tax rate of 44.2% for the forty-eight weeks ended December 28, 1996. The Predecessor Company did not provide for any income tax expense for the four weeks ended January 26, 1996. The effective tax rate was higher than the statutory rate because of nondeductible expenses (principally, amortization of intangibles, including trademarks, tradenames and goodwill). In 1995, there was no provision for income taxes due to operating losses incurred and the inability to carryback the losses to recover taxes paid in prior years. As part of the Keebler acquisition, Keebler adjusted the valuation allowance on deferred taxes by $25.1 million to reflect the elimination of certain deferred tax assets revalued in the purchase price allocation. At December 28, 1996, Keebler carried a deferred tax valuation allowance of $84.4 million to provide for the uncertainty in realizing the deductibility of deferred tax assets recognized. Pursuant to the terms of the Keebler acquisition, the Predecessor Company retained the right to use the net operating losses for potential carrybacks. Any unused operating losses are then available to Keebler, but are significantly restricted under current tax law. Therefore, all net operating loss carryforwards have been fully reserved due to the uncertainty of their realization.

     Discontinued Operations. During 1995, the Predecessor Company decided to dispose of the Frozen Food businesses and, therefore, presented the operations of those businesses as a discontinued item in the statement of operations. In the first four weeks of 1996, a gain of $18.9 million net of income taxes on the disposal of the Frozen Food businesses was recognized.

     Extraordinary Item Net of Income Taxes. A before-tax extraordinary loss of $3.2 million on the early extinguishment of debt was recorded in the second quarter of 1996. The loss consisted primarily of the write-off of unamortized bank fees incurred when Keebler replaced the Keebler acquisition bridge loan with the Senior Subordinated Notes. The tax benefit on the extraordinary loss was $1.3 million resulting in an after-tax loss of $1.9 million.

     Net Income (Loss). Net income of $9.3 million for 1996 represented a substantial improvement over the $158.3 million net loss for the prior year. The improvement was attributable to operating improvements, the divestiture of the unprofitable Salty Snacks business, and the recognized gain of $18.9 million on the disposition of the Frozen Food businesses.

COMPARISON OF FISCAL 1995 TO 1994

     Net Sales. The Predecessor Company's net sales in 1995 were $1.58 billion, a 1.3% decrease from net sales of $1.60 billion in 1994. Net sales, excluding sales of the Salty Snacks business, in 1995 were $1.44 billion, which represented an increase of 2.0% over net sales of $1.41 billion in 1994. This increase resulted from increased private label sales, increased sales of custom products and price increases on certain Keebler products. Despite more than thirty new product introductions and increased marketing support, combined branded cookie and cracker sales were essentially unchanged from sales in 1994. Sales of branded cookies increased 3.2%, benefiting from price increases for certain products, new products and line extensions. Branded cracker sales decreased 2.2% from 1994 because the restaging of both box snack crackers and graham crackers failed to stimulate sales gains. Private label cookie and cracker sales increased 7.7% primarily due to both increased account penetration and expansion of the private label cracker program. Sales of custom products increased as a result of increased demand by a major customer.

     Gross Profit. The Predecessor Company's gross profit decreased to $831.8 million or 52.7% of net sales in 1995 from $894.2 million or 55.9% of net sales in 1994. Gross profit, excluding gross profit from the Salty Snacks business, decreased to $770.1 million or 53.4% of net sales in 1995 from $787.8 million or 55.7% of net sales in 1994. Increased raw and packaging material prices in flour and corrugated cardboard resulted in higher costs to Keebler of approximately $17.0 million (excluding costs related to the Salty Snacks business), or 1.2% of net sales, which were not fully passed on to Keebler's customers. The restaging of box snack crackers and cracker packs, which resulted in a net reduction in sales price, and a shift to cookie and cracker products with lower margins, such as private label products and custom-baked products, also reduced gross profits.

     Selling, Marketing and Administrative Expenses. The Predecessor Company's selling, marketing and administrative expenses were $884.6 million or 56.0% of net sales in 1995 compared to $845.7 million or 52.9% of net sales in 1994. Selling, marketing and administrative expenses, excluding expenses of the Salty Snacks business, were $797.2 million or 55.3% of net sales in 1995, compared to $745.6 million or 52.7% of net sales in 1994. Marketing spending, excluding spending related to the Salty Snacks business, increased $39.4 million over 1994 expenditures because Keebler followed a marketing plan designed to increase sales through aggressive advertising and consumer spending to support new product introductions and through increased trade spending.

     Loss on Impairment of Salty Snacks Business. During 1995, the Predecessor Company recorded an impairment loss related to its anticipated sale and liquidation of its Salty Snacks business amounting to $86.5 million.

     (Loss) Income from Continuing Operations. Loss from continuing operations was $137.9 million in 1995, compared to income from continuing operations of $46.4 million in 1994. This decrease primarily resulted from the impairment loss related to the Salty Snacks business, the decline in gross profit and increased marketing and selling distribution expenses. (Loss) income from continuing operations as a percentage of net sales was (8.7)% in 1995 and 2.9% in 1994.

     Interest Expense. Net interest expense in 1995 was $28.3 million, compared to $74.4 million in 1994. This decrease was due to the full year impact of the recapitalization of $300.0 million in intercompany debt in September 1994, as well as the recapitalization of an additional $445.0 million of intercompany debt in February 1995. The benefit of these recapitalizations was partially offset by increased borrowings to finance operations.

     Loss from Continuing Operations before Income Taxes and Cumulative Effect of Accounting Changes. Loss from continuing operations before income taxes and cumulative effect of accounting changes was $166.1 million in 1995, compared to a loss of $28.1 million in 1994.

     Income Taxes. The income tax benefits recorded in 1995 and 1994 were less than the benefits computed using the federal and state statutory rates because the Predecessor Company provided an additional $70.4 million and $9.2 million, respectively, for the valuation allowance against deferred tax assets as the realization of these benefits is not likely. All tax net operating loss carryforwards have been fully reserved due to the uncertainty of their realization.

     Loss from Continuing Operations before Cumulative Effect of Accounting Changes and Net Loss. Loss before cumulative effect of accounting changes in 1995 was $165.7 million compared to a loss of $26.9 million in 1994. There were no accounting changes in 1995. In 1994, the cumulative effect of accounting changes was a net credit of $0.5 million. The net credit consisted of a $2.5 million after-tax charge upon the adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits," offset by a $3.0 million after-tax benefit for a change in the method of accounting for spare machinery and equipment parts. After the cumulative effect of accounting changes, the net loss was $158.3 million in 1995, compared to a net loss of $23.0 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     A condensed cash flow statement of Keebler follows:

                                                                    FORTY WEEKS
                                            YEARS ENDED                ENDED
                                    ----------------------------    -----------
                                    DECEMBER 30,    DECEMBER 28,    OCTOBER 4,
                                        1995            1996           1997
                                    ------------    ------------    -----------
                                                   (IN MILLIONS)
CASH PROVIDED FROM (USED BY)
  Operating activities............     $(61.6)         $ 53.2         $128.1
  Investing activities............      (52.4)          (65.3)         (20.8)
  Financing activities............      104.4            21.1          (58.2)
                                       ------          ------         ------
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS................     $ (9.6)         $  9.0         $ 49.1
                                       ======          ======         ======

Cash Flow for the Forty Weeks Ended October 4, 1997

     During the first forty weeks of 1997, cash provided from operating activities was $128.1 million. Net earnings of $36.4 million for the forty weeks ended October 4, 1997 and reduced funding of current liabilities and income taxes were the primary contributors to the positive cash flow from operations. The reduced funding of current liabilities was attributable primarily to the timing of payments while the increase in income taxes payable was attributable to increased earnings in 1997. An increased investment in inventory, spending on plant and facility closing costs and severance, and the payment of an arbitration award partially offset the benefits noted above. The increase in inventory from year end reflected normal seasonal inventory replenishment. Spending on plant and facility closing costs and severance relating to exit costs associated with the Keebler and Sunshine acquisitions, although down from the prior year, accounted for $14.0 million of cash used by operations for the forty weeks ended October 4, 1997. In addition, Keebler paid an arbitration award regarding a contract packaging arrangement, which was entered into by the Predecessor Company, in the amount of $6.8 million plus legal fees.

     Cash used by investing activities of $20.8 million for 1997 was primarily used to fund capital expenditures. Capital spending of $26.1 million was made principally to enhance, update or realign the existing production lines, provide distribution and production efficiencies, and to achieve near-term cost savings. Proceeds received from asset disposals of $5.3 million partially offset capital expenditures. The sale of Keebler's Santa Fe Springs plant accounted for $3.6 million of the year-to-date proceeds, with the remainder of the proceeds provided mainly from the sale of trucks and machinery and equipment. Keebler continues to carry the Atlanta, Georgia manufacturing facility as an asset held for sale and expects the disposition to occur before the end of 1998 without a significant gain or loss.

     Cash used by financing activities in 1997 was $58.2 million. In 1997, Keebler entered into an amendment and restatement of the Senior Credit Facility, proceeds from which were used to extinguish existing term notes under the Senior Credit Facility of $153.6 million. The extinguishment was funded primarily by a draw down on the revolving credit facility (the "Revolving Credit Facility") and of $109.8 million under new term notes, in each case under the Senior Credit Facility. During 1997, the draw down on the Revolving Credit Facility was completely repaid and $14.3 million of scheduled principal payments were made on the term notes and other debt.

Cash Flow for 1996 and 1995

     Cash provided from operating activities increased $114.8 million in 1996 over the cash used in operations in 1995. The significant increase reflects the net earnings improvement along with improved working capital management. Adjusting the 1995 net loss of $158.3 million by both the $86.5 million loss recorded on the impairment of the Salty Snacks business and the Salty Snacks business operating loss of $25.6 million, yields a 1995 net loss of $46.2 million compared to 1996 net income of $9.3 million. The net earnings improvement of $55.5 million was achieved through increased revenues attributed to price increases, a more profitable sales volume mix, and cost reductions. Lower costs resulted from lower fixed overhead, reduced selling, distribution and administrative expense resulting from headcount reductions, and more effective marketing spending. The improved cash provided by working capital resulted from a sustained improvement in cash collections of accounts receivable and higher accounts payable. The additional cash provided from working capital more than funded the combined $41.3 million of spending on plant and facility closing costs and severance, as a result of actions in connection with the Keebler and Sunshine acquisitions. Keebler believes that spending on plant and facility closing costs and severance should be substantially completed over the next two years. Only noncancellable lease obligations are expected to exceed such two-year time frame.

     Cash used by investing activities was $65.3 million in 1996 compared to $52.4 million in 1995. The cash used in 1996 was directly attributable to the $142.7 million used to finance the Sunshine acquisition. Offsetting this use of cash was the receipt of $32.6 million working capital adjustment paid by UB Investments (Netherlands) B.V. in connection with the Keebler acquisition and a $67.7 million source of cash received by the Predecessor Company resulting from the disposition of the Frozen Food businesses. Capital expenditures were $56.0 million and $55.4 million in 1994 and 1995, respectively. In 1996, current management spent $32.6 million on capital projects mostly designed to generate near-term cost savings and to complete the investment in improved management information systems. Capital expenditures were down from the prior years reflecting the near completion of the installation of the Company's SAP R/3 management information system and tighter restrictions on additional capital expenditures in 1996 primarily to achieve near-term costs savings and enable new product developments. Keebler believes that the capital expenditure program will continue at a level sufficient to support its strategies and operating needs.

     Cash flow provided from financing activities decreased $83.3 million in 1996 from 1995. In 1996, the $21.1 million cash provided from financing activities was comprised of $220.0 million in long-term debt borrowings of which $95.0 million was used to finance the Sunshine acquisition. An additional $125.0 million of borrowings represents the issuance of the Senior Subordinated Notes which was done to refinance the bridge loan used to finance the Keebler acquisition. Draw downs and repayments on the Revolving Credit Facility were $37.2 million of which $19.0 million was used to finance a portion of the Sunshine acquisition. The remaining $18.2 million was used to finance working capital requirements. Offsetting these sources was $63.3 million paid by the Predecessor Company to settle commercial paper and revolving credit obligations and $2.4 million of principal payments on equipment obligations. The cash provided from financing activities of $104.4 million in 1995 was through commercial paper borrowings used to finance operating losses, capital expenditures, and cash spent on restructuring initiatives.

Liquidity

     Keebler's liquidity in 1997 and 1996 was provided from the Revolving Credit Facility. In 1996 available borrowings under the Revolving Credit Facility were $155.0 million which was reduced to $140.0 million in 1997. Borrowings under the Revolving Credit Facility in 1996 and 1997 were $37.2 million and $32.8 million, respectively, all of which had been repaid as of December 28, 1996 and October 4, 1997. In 1995, borrowings of Keebler were provided by a $200.0 million commercial paper program and a revolving credit agreement. Both the commercial paper program and revolving credit agreement were no longer available after the Keebler acquisition. Keebler's total debt was $437.6 million, $457.9 million and $401.8 million as of December 30, 1995, December 28, 1996 and October 4, 1997, respectively. Current maturities on the total debt outstanding were $286.5 million, $18.6 million and $31.3 million as of such respective dates. Cash and cash equivalents were $3.0 million, $12.0 million and $61.1 million as of such respective dates. On November 10, 1997, Keebler made a $40.0 million prepayment, and on December 8, 1997, Keebler made a $30.0 million prepayment, of principal on outstanding term notes under the Senior Credit Facility. The prepayments were funded from available cash and will result in the recognition of an aggregate fourth quarter 1997 after-tax extraordinary charge of $0.8 million resulting from the loss on the early extinguishment of this debt. On November 21, 1997, Keebler purchased the Seller Note for $31.7 million and cancelled it. The purchase and cancellation of the Seller Note will result in the recognition of a fourth quarter 1997 after-tax extraordinary charge of $1.5 million resulting from the loss on the early extinguishment of this debt. The consummation of the Offering will require Keebler to make an offer to purchase its Senior Subordinated Notes at 101% of their principal amount. Given current trading prices, Keebler does not expect holders of Senior Subordinated Notes to tender for the Senior Subordinated Notes. If Senior Subordinated Notes are tendered, Keebler would obtain funds to consummate the offer to purchase out of internally generated funds and from draws under the Revolving Credit Facility. See "Risk Factors -- Required Offer to Purchase Senior Subordinated Notes." Keebler believes that available cash as well as existing credit facilities will be sufficient to meet Keebler's normal operating requirements for the foreseeable future.

New Accounting Pronouncements

     In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which is required to be adopted in Keebler's first quarter fiscal 1998 financial statements. This new standard establishes methods for computing and presenting earnings per share ("EPS") and also simplifies the previous standards found in APB Opinion No. 15, "Earnings per Share." It requires dual presentation of basic and diluted EPS on the Statements of Consolidated Earnings. Keebler has not yet determined the impact this new statement may have on disclosures in the consolidated financial statements.

     In June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective in fiscal year 1999. This new statement revises standards for public companies to report information about segments of their business and also requires disclosure of selected segment information in quarterly financial reports. The statement also establishes standards for related disclosures about products and services, geographic areas and major customers. Keebler has not yet determined the impact this new statement may have on disclosures in the consolidated financial statements.

     The FASB also issued certain other disclosure-related accounting pronouncements during 1997. While these new statements are effective for future reporting periods, Keebler does not anticipate they will have any significant impact on the consolidated financial statements.

SEASONALITY

     Keebler's net sales, net income and cash flows are affected by the timing of new product introductions, promotional activities, price increases, and a seasonal sales bias toward the second half of the year due to events such as back-to-school, Thanksgiving and Christmas. The relative mix between cookie and cracker sales varies throughout the year with stronger cracker sales in the last quarter of the calendar year.

SELF INSURANCE

     Keebler purchases insurance coverage for worker's compensation, general, product and vehicle liability maintaining certain levels of retained risk (self-insured portion). Potential losses relating to claims under the self-insured portion of the policies are accrued in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies." There are no unasserted claims that require a reserve or disclosure in accordance with SFAS No. 5.

                                    BUSINESS

THE COMPANY

     Keebler is the second largest cookie and cracker manufacturer in the United States with annual net sales of $2.0 billion and a 24.2% share of the U.S. cookie and cracker market. Keebler markets a majority of its products under well-recognized brands such as Keebler, Cheez-It and Carr's. In the United States, Keebler is the number two manufacturer of branded cookies and crackers, the number one manufacturer of private label cookies and the number one manufacturer of cookies and crackers for the foodservice market. Keebler is the number one manufacturer of retail branded ice cream cones in the United States. In addition, Keebler is a major producer of retail branded pie crusts. Keebler also produces custom-baked products for other marketers of branded food products.

     Branded Products. Keebler's branded cookie and cracker products accounted for 81% of its net sales in the first forty weeks of 1997. Keebler produces eight of the twenty-five best-selling cookies and ten of the twenty-five best-selling crackers in the United States based on dollar sales. Keebler's branded cookie and cracker products include, among others, the following:

           KEEBLER BRAND              CHEEZ-IT BRAND               OTHER BRANDS
           -------------              --------------               ------------
       Chips Deluxe cookies       Cheez-It snack crackers             Carr's
       Pecan Sandies cookies        Cheez-It party mix            Vienna Fingers
       Fudge Shoppe cookies           Nacho Cheez-It                  Hydrox
        Town House crackers                                       Sunshine Krispy
           Club crackers                                               Hi-Ho
      Graham Selects crackers
        Wheatables crackers
          Zesta crackers

     DSD Distribution System. Keebler distributes its branded cookie and cracker products to approximately 30,000 retail locations through its DSD distribution system. With this DSD distribution system, Keebler services substantially all supermarkets in the United States. Keebler is one of only two cookie and cracker companies that owns and operates a national DSD distribution system. Keebler believes its DSD distribution system provides it with certain competitive advantages. Sales employees of Keebler's DSD distribution system visit supermarkets on average 2.8 times each week. These employees stock and arrange Keebler's products on store shelves and build end-aisle and free-standing product displays. This frequent presence of Keebler employees in supermarkets provides Keebler with a high level of control over the availability and presentation of its products. Keebler believes that this control allows it to maintain shelf space, better execute in-store promotions and more effectively introduce new products. In-store promotions are important because Keebler believes that purchases of cookies and crackers are often impulse driven.

INDUSTRY OVERVIEW

     The U.S. cookie and cracker industry had 1996 retail sales of $8.1 billion, with cookie sales of $4.8 billion and cracker sales of $3.3 billion. Since 1992, consumption per person of cookies and crackers in the United States has remained stable. The cookie and cracker industry is comprised of distinct product segments. Cookie segments include, among others, sandwich cookies, chocolate chip cookies and fudge-covered cookies. Cracker segments include, among others, saltine crackers, graham crackers and snack crackers.

     Supermarkets accounted for 78% of 1996 retail sales in the cookie and cracker industry with mass merchandisers, such as Target; convenience stores; and drug stores accounting for the balance. Since 1992, U.S. annual dollar supermarket sales of cookies and crackers have increased by an average of 1.5% per year. Keebler believes that non-supermarket channels of distribution are becoming increasingly important.

     Keebler and Nabisco are the two largest national participants in the cookie and cracker industry. Keebler and Nabisco have a combined market share of 58.4%, with Keebler having 24.2% and Nabisco having 34.2%. Other participants in the industry generally operate only in certain regions of the United States or only participate in a limited number of segments of the industry.

STRATEGY

     Since the acquisition of the Keebler business in January 1996, Keebler's new management began implementing a business strategy designed to capitalize on its competitive strengths, which include Keebler's strong national brands and its national DSD distribution system. The acquisition of Sunshine in June 1996 enables Keebler to further develop this business strategy. The key elements of Keebler's strategy are:

     Build on the Keebler Brand. Keebler is one of the few packaged food brands that generates over $1 billion in annual sales. The Keebler brand is recognized in approximately 98% of U.S. households and is used in approximately two-thirds of U.S. households. This brand awareness has been developed over many years of marketing "Elfin Magic" imagery and "Uncommonly Good" Keebler products. Keebler intends to continue to invest in advertising and promoting the Keebler brand. Keebler's marketing will emphasize the well known images of Ernie and the other Keebler Elves and Keebler's Hollow Tree.

     Take Advantage of Product Segmentation and Keebler Brand Strength Across Product Segments. As described above, the cookie and cracker industry has many distinct product segments. Keebler believes that many well known cookie and cracker brands are only associated with one product segment, such as the chocolate chip cookie segment, making it difficult for these brands to be used to market products in other segments. In contrast, Keebler believes the strength of the Keebler brand is its consumer identity across a wide variety of product segments. Keebler's strategy is to target product segments where it already has a strong position or that are not dominated by a strong branded product. In addition, Keebler plans to continue to use the Keebler brand to cost effectively:

     - introduce new products;
     - create new product segments; and
     - compete in smaller product segments.

     Expand the Cheez-It Brand. Keebler's Cheez-It brand crackers are the number one selling snack cracker in the United States. Annual retail sales of Cheez-It brand products exceed $200 million. Keebler began to distribute Cheez-It brand products through its DSD distribution system in Fall 1996. For the first forty-eight weeks of 1997, retail sales of Cheez-It brand products increased by over 30% compared to the first forty-eight weeks of 1996 when they were not distributed through Keebler's DSD distribution system. The Cheez-It brand has a distinctive image with consumers. Keebler intends to maintain and build on this distinctiveness through new products, advertising and packaging.

     Expand Non-Supermarket Sales. In 1996, 22% of retail cookie and cracker sales were through mass merchandisers, convenience stores and drug stores. Keebler believes that its total share of sales to these and other non-supermarket channels, including club stores, such as Costco Wholesale, and vending distributors is less than half of its share of sales to supermarkets. Following the Keebler acquisition in January 1996, Keebler's new management began focusing resources on non-supermarket channels. Keebler has developed, and continues to develop, products, packaging and distribution tailored to non-supermarket channels. As a result of these efforts, Keebler's non-supermarket sales have grown significantly. For example, Keebler's retail sales through mass merchandisers increased 30% in the first forty-eight weeks of 1997 compared to the first forty-eight weeks of 1996.

     Increase the Efficiency of its Operations. Since the Keebler acquisition, Keebler's new management has lowered annual costs by approximately $120 million principally by closing plants, reducing overhead and combining the Keebler and Sunshine sales forces. The relocation of production resulting from the closing of plants increased Keebler's use of capacity at its manufacturing facilities from 72% to 82%. Keebler intends to continue to increase the efficiency of its operations and reduce costs. For example, Keebler plans to reduce costs by making capital expenditures to further automate its facilities. Keebler also is focusing on moving products more efficiently through its DSD distribution system and its other distribution systems.

     Pursue Acquisitions. Approximately 27% of cookie and cracker supermarket sales are attributable to regional or smaller brands, some of which have strong positions and retail relationships in their core markets. Keebler intends to pursue acquisitions that complement or provide further opportunities to use its existing brands, product lines or distribution systems.

KEEBLER HISTORY

     Keebler was founded in 1853. In 1974, Keebler was acquired by United Biscuits plc ("United Biscuits"). In the early 1980s, Keebler introduced salty snack products and then expanded its distribution system to accommodate them. After experiencing initial growth, sales of Keebler's salty snack products began to decline. In response, Keebler embarked on a strategy aimed at increasing the sales volume of its other products (i.e. cookies and crackers), in part to increase utilization of its DSD distribution system. As a result of competitive responses to Keebler's actions, Keebler did not increase its share of the cookie and cracker market. At the time of the Keebler acquisition in January 1996, Keebler disposed of its Salty Snacks business.

     In June 1996, Keebler acquired Sunshine, the third largest cookie and cracker manufacturer in the United States. By the end of 1996, Keebler completed its planned integration of Sunshine's operations into those of Keebler. The combination of Sunshine and Keebler allowed Keebler to achieve efficiencies in administration, purchasing, production, marketing, sales and distribution. In particular, Keebler incorporated the sales and distribution of Sunshine retail branded products into Keebler's DSD distribution system which had excess capacity. Filling this excess capacity with Sunshine products made Keebler's DSD distribution system more efficient and allowed Keebler to focus its sales and marketing efforts on its more profitable retail branded products.

     Other initiatives that Keebler implemented since the Keebler acquisition include:

     - refocusing Keebler on its core cookie and cracker business;
     - decentralizing management and tying compensation to profitability rather than sales volume;
     - significantly reducing costs; and
     - focusing resources in those segments of the cookie and cracker market where Keebler believes it has a competitive advantage.

PRODUCTS AND MARKETS

     Keebler is the second largest cookie and cracker manufacturer in the United States. Keebler's principal product categories include branded and private label cookie and cracker products (which are sold in a variety of different flavors, shapes, fat contents, sizes, weights and packages), pie crusts and ice cream cones for retail and foodservice markets and custom-baked products for other marketers of branded food products. Keebler produces and markets eight of the twenty-five best-selling cookies and ten of the twenty-five best-selling crackers in the United States based on dollar sales and has a 22.0% share of the U.S. cookie market and a 27.4% share of the U.S. cracker market.

Branded Cookies

     Net sales of Keebler's retail branded cookies amounted to $373.8 million, $453.0 million and $440.5 million in 1995, in 1996 and in the first forty weeks of 1997, respectively. The following table sets forth information with respect to Keebler's leading branded cookie products:

       PRODUCT                SEGMENT              MARKET POSITION
       -------                -------              ---------------
                                               (BASED ON DOLLAR SALES)
Keebler Chips Deluxe   Chocolate Chip                    #2
Keebler Fudge Shoppe   Fudge-covered                     #1
Keebler Sandies        Shortbread                        #1
Vienna Fingers         Non-chocolate Sandwich            #2
Keebler Vanilla
  Wafers               Vanilla Wafers                    #2
Hydrox                 Chocolate Sandwich                #2

Branded Crackers

     Net sales of Keebler's retail branded crackers (including imported crackers sold under other branded labels) amounted to $405.1 million, $544.8 million and $477.5 million in 1995, in 1996 and in the first forty weeks of 1997, respectively. The following table sets forth information with respect to Keebler's leading branded cracker products:

       PRODUCT             SEGMENT         MARKET POSITION
       -------             -------         ---------------
                                       (BASED ON DOLLAR SALES)
Cheez-It                Snack                    #1
Keebler Town House      Everyday                 #2
Keebler Graham Selects  Graham                   #2
Keebler Zesta           Saltine                  #2
Carr's                  Specialty                #1

     Keebler imports and distributes Carr's crackers in the United States under an exclusive long-term licensing and distribution agreement with United Biscuits. Carr's crackers are manufactured in the United Kingdom by McVities, a subsidiary of United Biscuits. Carr's crackers are the best-selling specialty crackers in the United States. Pursuant to the licensing and distribution agreement, Keebler has the right to produce new cookie and cracker products under the Carr's label, which can be marketed throughout the United States.

Pie Crusts

     Preformed pie crusts, sold under the Keebler Ready Crust brand name, accounted for approximately 71% of the U.S. retail shelf stable preformed pie crust market (measured in dollars). Net sales of pie crusts in 1995, in 1996 and the first forty weeks of 1997 were $44.0 million, $43.0 million and $27.3 million, respectively. Keebler's dedicated Keebler Ready Crust sales team, assisted by a national system of independent brokers, markets Keebler Ready Crust products, which are shipped directly to customers' warehouses.

Ice Cream Cones

     Keebler branded ice cream cones are the leading retail branded ice cream cones in the United States with a 33% market share. Keebler also markets its ice cream cones through foodservice channels and produces cones for various restaurants and ice cream retailers, such as McDonald's and TCBY. Net sales for branded ice cream cones were $18.3 million, $21.3 million and $21.5 million in 1995, in 1996 and in the first forty weeks of 1997, respectively.

Products for the Foodservice Market

     Keebler is the leading supplier of cookies and crackers purchased by the foodservice market in the United States. Keebler's net sales to the foodservice market in the first forty weeks of 1997 amounted to $115.9 million. Keebler's foodservice products are sold by a national sales force dedicated exclusively to the foodservice market, with the assistance of independent brokers. In the foodservice market, Keebler generally sells to large distributors who sell these products to restaurants and institutions.

New Products

     Since the Keebler acquisition, Keebler has focused new product introductions on line extensions within its core segments such as Keebler Chocolate Chewy Chips Deluxe and Nacho Cheez-It and has introduced into new or less competitive segments innovative products such as Keebler Cookie Stix and Keebler Snackin' Grahams. Keebler has also developed new sizes of its leading products to enable it to expand in non-supermarket channels.

Private Label Products

     Keebler manufactures private label products to be sold by retailers under their own brands. Keebler expanded into the private label cookie and cracker market in 1993 with its purchase of Bake-Line Products, Inc. ("Bake-Line"), a producer of private label cookie products. While Bake-Line had historically concentrated on cookie products, Keebler expanded into the private label cracker market in 1994. Keebler is the leading manufacturer of private label cookie products in the United States with net sales of $101.1 million for the first forty weeks of 1997. Keebler has a 38% share of the private label cookie market. Keebler's private label cracker net sales were $25.8 million for the first forty weeks of 1997. Keebler has a 12% share of the private label cracker market. Keebler serves leading supermarkets in the United States with a variety of private label products ranging from value-oriented standard products to premium items that compete with branded alternatives. Keebler's plant in Des Plaines, Illinois is dedicated to producing private label cookies, and is capable of producing a wide variety of products with numerous packaging options to meet the wide-ranging demands of Keebler's private label customers. Keebler's private label cookies and crackers are shipped via common carrier directly to customer warehouses and are not distributed through Keebler's DSD distribution system.

Custom-Baked Products for Other Marketers of Branded Food Products

     Keebler manufactures a variety of custom-baked products for other marketers of branded food products. In particular, Keebler has manufactured Pop Tarts for Kellogg since the product's introduction in 1963. Keebler also has manufactured a variety of other Kellogg branded products, including Cracklin' Oat Bran and Nutri-Grain bars. Custom-baked products produced for other marketers of branded food products include crackers for Oscar Mayer Lunchables and Starkist Charlie Tuna snack kits, Kraft Handi-Snacks, Gerber Biter biscuits and McDonaldland cookies. These custom-baked products are packaged under the customers' labels and shipped from Keebler plants to the customers' regional warehouses or distribution centers via common carrier.

CUSTOMERS

     Keebler's top 10 customers in the first forty weeks of 1997 accounted for 28.1% of Keebler's net sales. No single customer accounted for more than 5% of net sales.

MANAGEMENT INFORMATION SYSTEM

     Keebler has installed the SAP R/3 management information system allowing the rapid communication of extensive information among its corporate office, manufacturing facilities, distribution facilities and sales force. This software system enables Keebler to (i) improve the efficiency of its manufacturing and distribution facilities, (ii) service the diverse needs of its decentralized sales force, (iii) plan production runs and control inventory and (iv) provide consistent, timely and current information to management. Further, Keebler believes that this system's capability will facilitate additional improvements in operating efficiencies.

MANUFACTURING AND DISTRIBUTION

     Keebler recognizes that the mass distribution of its consumer food products is an important element in maintaining sales growth and providing service to its customers. Keebler attempts to meet the changing demands of its customers by planning appropriate stock levels and reasonable delivery times consistent with achieving optimal economics of distribution. In order to achieve these objectives, Keebler has developed a network of manufacturing plants, shipping centers and distribution warehouses strategically located throughout the continental United States to provide high national in-store presence. Keebler uses a combination of Keebler-owned, public and contract carriers to deliver its products from its distribution points to its customers.

     Keebler owns and operates eleven manufacturing facilities in the United States. The manufacturing facilities are located in Athens, Georgia; Chicago, Illinois; Cincinnati, Ohio; Columbus, Georgia; Denver, Colorado; Des Plaines, Illinois; Florence, Kentucky; Grand Rapids, Michigan; Kansas City, Kansas; Macon, Georgia; and Sayreville, New Jersey. As a result of capital expenditures made over the past decade, management believes that Keebler's manufacturing facilities are modern and efficient. Keebler also owns and operates a dairy in Fremont, Ohio that produces cheese under a proprietary formula which is used as an ingredient in Cheez-It crackers.

     Keebler's distribution facilities consist of eleven shipping centers attached to the manufacturing facilities, nine separate shipping centers (two owned and seven leased) and sixty-seven distribution centers (twelve owned and fifty-five leased) throughout the United States. Of the sixty-seven distribution centers, six were subleased and eight were idle at October 4, 1997. These eight idle facilities were included in the plant and facility closing costs accrued as part of the cost of the Keebler and Sunshine acquisitions. One of the idle facilities was sold subsequent to October 4, 1997. Keebler also leases thirty warehouses and seventeen depots that are located throughout the United States and are utilized by the sales force in the distribution of Keebler's products. Management believes it has sufficient manufacturing and distribution capacity to meet foreseeable needs.

     Keebler directly services approximately 30,000 retail accounts through its DSD distribution system, which system employs more than 3,200 persons. Keebler's DSD distribution system distributes its retail branded cookie and cracker products directly to the retail location, where these products are then merchandised by Keebler's own sales force. Members of Keebler's sales force visit retail outlets an average of 2.8 times per week per store, meeting directly with and taking orders from store managers and arranging for extra in-store display space. Keebler's trucks then deliver the orders directly to such retail outlets, where members of Keebler's sales force, rather than store employees, stock and arrange its products on the retailers' shelves and build end-aisle and free standing displays within the stores. While strengthening relationships with retailers, the frequent store presence of Keebler's sales force allows it to oversee and execute Keebler's in-store promotional programs. In addition, it provides Keebler with the ability to monitor competitors' in-store product promotions.

     Keebler and Nabisco are the only cookie and cracker producers that have national wholly owned DSD distribution systems, although Pepperidge Farms operates a national DSD distribution system through independent distributors.

     Keebler uses its DSD distribution system exclusively to serve supermarkets and mass merchandisers. Convenience stores and vending distributors are served using a network of independent distributors. In the case of club stores and foodservice distributions, Keebler uses a dedicated sales force and ships its products directly to the customers' warehouses. Keebler intends to further develop certain of these additional distribution channels. See "-- Strategy."

     Keebler uses a warehouse sales and distribution system to sell and distribute Keebler Ready Crust pie crusts and private label cookies and crackers to its customers, including retail outlets otherwise served by Keebler's DSD distribution system. Carr's crackers are sold through a network of independent specialty distributors.

RAW MATERIALS

     The principal raw materials that Keebler uses in its food products consist of flour, sugar, chocolate, shortening and milk. Keebler also uses paper products, such as corrugated cardboard, as well as films and plastics to package its products. Keebler uses hedging techniques to minimize the impact of price fluctuations and not for speculative or trading purposes. However, such strategies may not result in a reduction in the Company's raw material costs or protect the Company from sharp increases in certain raw material costs, which the Company has experienced in the past. See "Risk Factors -- Increases in Prices of Main Ingredients and Other Materials."

SEASONALITY

     Keebler's net sales, net income and cash flows are affected by the timing of new product introductions, promotional activities, price increases and a seasonal sales bias toward the second half of the year due to events such as back-to-school, Thanksgiving and Christmas. The relative mix between cookie and cracker sales varies throughout the year with stronger cracker sales in the last quarter of the calendar year.

EMPLOYEES

     Keebler employs approximately 9,700 persons, of which approximately 5,300 are represented by unions. Keebler believes its relations with its employees to be good.

COMPETITION

     The U.S. branded cookie and cracker industry is led by Keebler and Nabisco, which together account for 58.4% of sales volume. Smaller competitors include numerous national, regional and local manufacturers of both branded and private label products. Competition in Keebler's markets takes many forms including the following:

     - establishing favorable brand recognition;
     - developing products sought by consumers;
     - implementing appropriate pricing;
     - providing strong marketing support; and
     - obtaining access to retail outlets and sufficient shelf space.

     Nabisco is the largest manufacturer in the U.S. cookie and cracker industry. Keebler has a 24.2% share of the retail cookie and cracker market, while Nabisco has a 34.2% share. The remaining industry participants primarily target certain segments of the industry or focus on certain geographical regions of the United States.

INTELLECTUAL PROPERTY

     Keebler owns a number of patents, licenses, trademarks and trade names. Keebler's principal trademarks and trade names include Keebler, Ernie the Keebler Elf, the Hollow Tree logo, Cheez-It, Chips Deluxe, Club, Fudge Shoppe, Graham Selects, Hi-Ho, Hydrox, Sunshine Krispy, Munch'ems, Ready Crust, Sandies, Soft Batch, Sunshine, Toasteds, Town House, Vienna Fingers, Wheatables, and Zesta. Keebler is the exclusive licensee of the Carr's brand name in the United States. Such trademarks and trade names are considered to be of material importance to the business of Keebler since they have the effect of developing brand identification and maintaining consumer loyalty. Management is not aware of any fact that would negatively impact the continuing use of any of its patents, licenses, trademarks or trade names.

REGULATION

     As a manufacturer and marketer of food items, Keebler's operations are subject to regulation by various federal government agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission (the "FTC"), the Environmental Protection Agency, and the Department of Commerce, as well as various state agencies, with respect to production processes, product quality, packaging, labeling, storage and distribution. Under various statutes and regulations, such agencies prescribe requirements and establish standards for quality, purity, and labeling. The finding of a failure to comply with one or more regulatory requirements can result in a variety of sanctions, including monetary fines or compulsory withdrawal of products from store shelves. In addition, advertising of Keebler's businesses is subject to regulation by the FTC, and Keebler is subject to certain health and safety regulations, including those issued under the Occupational Safety and Health Act. See "Risk Factors -- Impact of Government Regulation on Keebler's Operations."

ENVIRONMENTAL

     Keebler's operations and properties are subject to federal, state and local laws and regulations relating to the storage, handling, emission and discharge of materials and wastes into the environment. The primary environmental laws affecting Keebler's operations are the Federal Clean Air Act and Clean Water Act. Keebler may be required to spend significant sums in order to maintain compliance with environmental laws, particularly with respect to emission control equipment, replacement of chlorofluorocarbons (CFCs, i.e., ozone-depleting substances) in cooling equipment, and asbestos abatement projects. Although it is difficult to estimate the cost of complying with environmental laws, Keebler does not believe that compliance with, or liability under, any environmental laws individually or in the aggregate will have a material adverse effect on its results of operations or financial condition. See "Risk Factors -- Impact of Governmental Regulation on Keebler's Operations."

LITIGATION

     Keebler is involved in routine litigation. Keebler believes none of the pending or threatened litigation would result in an outcome that would have a material adverse effect on its results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The table below sets forth certain information with respect to the executive officers and directors of Keebler:


          NAME               AGE                      POSITION
          ----               ---                      --------
Sam K. Reed..............    51     President, Chief Executive Officer and
                                    Director

David B. Vermylen........    47     President - Keebler Brands

E. Nichol McCully........    43     Chief Financial Officer and Senior Vice
                                    President - Finance

Jack M. Lotker...........    54     President - Specialty Products

James T. Willard.........    57     Senior Vice President - Operations

Thomas E. O'Neill........    42     Vice President, Secretary and General Counsel

Harry J. Walsh...........    42     Vice President - Corporate Planning and
                                    Development

Robert P. Crozer.........    50     Director

Raymond Debbane..........    42     Director

Sacha Lainovic...........    41     Director

Amos R. McMullian........    60     Director

Christopher J. Sobecki...    39     Director

C. Martin Wood III.......    54     Director


     It is anticipated that following the Offering, one director designated by Artal will resign and five new directors will be elected to the Board of Directors, two of whom will be independent. See "Certain Related Transactions -- Flowers Control Purchase." The Board of Directors is divided into three classes serving staggered three year terms. See "Description of Capital Stock -- Certain Provisions of the Certificate of Incorporation and By-laws."

     Sam K. Reed. Mr. Reed has been the President, Chief Executive Officer and Director of Keebler since the Keebler acquisition in January 1996. Mr. Reed has 24 years of experience in the snack and baking industries. From January 1994 to January 1995 he served as Chief Executive Officer of Specialty Foods Corporation's $450 million Western Bakery Group division. Prior to that, he was President and Chief Executive Officer of Mother's Cake and Cookie Co. from 1991 to 1994, and held Executive Vice President positions at Wyndham Bakery Products from 1988 to 1990 and Murray Bakery Products from 1985 to 1988. Mr. Reed managed a natural foods company from 1984 to 1985, which later became The Quaker Oats Company's rice cake division. He started his career in 1974 with Oroweat Foods Company where he spent 10 years in finance, manufacturing and general management. Mr. Reed received a B.A. from Rice University and an M.B.A. from Stanford University.

     David B. Vermylen. Mr. Vermylen has been the President-Keebler Brands since the Keebler acquisition in January 1996. Mr. Vermylen manages Keebler's branded biscuits, pie crust and imported products sector. He has 23 years experience in marketing consumer packaged goods including cookies, cereals, beverages and convenience foods. He served as Vice President-Marketing at Mother's Cake and Cookie Co. from 1991 to 1993 and then President and Chief Operating Officer from 1994 to 1995. In 1995, he served as Chairman, President and Chief Executive Officer of Brothers Gourmet Coffee, a publicly traded specialty beverage manufacturer and retailer. Mr. Vermylen spent 14 years in product management at General Foods from 1974 to 1988 managing a variety of businesses, including serving as Vice President of Marketing for Post Cereals. Mr. Vermylen was also a founding partner of a consulting firm specializing in food marketing and grocery distribution. He holds a B.A. in economics from Georgetown University and an M.B.A. from New York University.

     E. Nichol McCully. Mr. McCully has been the Chief Financial Officer and Senior Vice President-Finance of Keebler since the Keebler acquisition in January 1996. Mr. McCully has over 10 years experience as a senior financial executive in the food industry, most recently as group Chief Financial Officer for the Western Bakery Group division of Specialty Foods Corporation from 1993 to 1995. Mr. McCully was Vice President-Finance for Mother's Cake and Cookie Co. from 1991 until its acquisition by Specialty Foods Corporation in 1993. From 1990 to 1991, he was Vice President-Finance, and from 1988 to 1990, he was Controller for Spreckels Sugar Co. Prior to entering the food industry, Mr. McCully held financial management positions with Triad Systems Corporation and Wells Fargo Leasing Corporation, and he has auditing experience with Arthur Andersen & Co. Mr. McCully received a B.A. from the University of California at Berkeley and an M.B.A. from the University of California at Los Angeles.

     Jack M. Lotker. Mr. Lotker has been President-Specialty Products of Keebler since the Keebler acquisition in January 1996. Mr. Lotker has worked in the food industry for 21 years, most recently at Homeland Stores of Oklahoma from 1988 to 1995. His experience in the baking industry and with DSD distribution systems includes two years at CPC International as Vice President of Dry Products from 1986 to 1988 and eight years at Arnold Food Company as Vice President and Group Executive from 1978 to 1986. Mr. Lotker headed the American Bakers Association Industrial Relations Committee from 1983 to 1986 and has an extensive knowledge of the interaction among food retailing, wholesale bakery distribution and unionized bakery operations. Mr. Lotker received his B.A. from Queens College and his M.B.A. from Long Island University.

     James T. Willard. Mr. Willard has been Senior Vice President-Operations of Keebler since July 1996. With 33 years experience in the food industry, Mr. Willard most recently was Senior Vice President at Nabisco from 1993 to 1996 and Senior Vice President-Operations and Technical Services at Nabisco Specialty Products Division from 1991 to 1993. From 1988 to 1991, Mr. Willard was Senior Vice President-Operations at ALPO Pet Foods, Inc., and Mr. Willard was Senior Vice President-North American Operations at Cadbury Schweppes, Inc. from 1986 to 1988. Prior to those assignments, Mr. Willard held various positions at Nestle Foods Corporation from 1964 to 1986. These positions were Vice President-U.S. Chocolate Manufacturing (1983 to 1986), General Manager-Chocolate Manufacturing (1980 to 1983 and 1975 to 1978), General Manager-Fruits, Tomatoes & Meats (1978 to 1980), Division Manager-Manufacturing (1971 to 1975), Assistant Manager-Quality Control (1970 to 1972) and Microbiologist and Chemist-Regional Laboratory (1964 to 1970). Mr. Willard received a B.S. from Capital University and an M.S. from Ohio State University.

     Thomas E. O'Neill. Mr. O'Neill has been Vice President, Secretary and General Counsel of Keebler since December 1996. Mr. O'Neill has spent more than 12 years in the food industry, most recently serving as Vice President and Division Counsel for the Worldwide Beverage Division of The Quaker Oats Company from December 1994 to December 1996. In that position, Mr. O'Neill was responsible for all legal matters in both domestic and international markets concerning the $2 billion division. Mr. O'Neill was Vice President and Division Counsel of the Gatorade Worldwide Division of The Quaker Oats Company from 1991 through 1994. Prior to joining Quaker Oats in 1985, Mr. O'Neill spent three years with Winston & Strawn, a law firm based in Chicago. Mr. O'Neill received both his B.A. and J.D. from the University of Notre Dame. He also completed additional work in the executive management program at Harvard University's Graduate School of Business.

     Harry J. Walsh. Mr. Walsh has been Vice President-Corporate Planning and Development of Keebler since January 1997 and was the Chief Operating Officer of Sunshine from June 1996 to January 1997. Mr. Walsh has 16 years of experience with baking and snack food companies with DSD systems, most recently as Vice President for G.F. Industries, Inc. from 1995 to 1996. From 1994 to 1995, he was President and Chief Operating Officer, and from 1993 to 1994, Chief Financial Officer for Granny Goose Foods, Inc. Mr. Walsh served as Vice President-Operations for Bell Carter Distributing Company from 1992 to 1993, Chief Financial Officer for San Francisco French Bread Co. from 1991 to 1992 and Vice President-Finance for Mother's Cake and Cookie Co. from 1985 to 1991. From 1983 to 1985, he was Vice President-Finance, and from 1981 to 1983, Controller for Salerno Megowen Biscuit Company. Prior to entering the food industry, Mr. Walsh was an auditor with Arthur Andersen & Co. Mr. Walsh received a B.A. from the University of Notre Dame.

     Robert P. Crozer. Mr. Crozer has been a Director of Keebler since March 1996. Mr. Crozer has served as Vice Chairman of the Board of Directors of Flowers since 1989. He joined Flowers in 1973 and has been a director of Flowers since 1979. Mr. Crozer served as Director of Marketing and Planning of Flowers from 1979 to 1985, President and Chief Operating Officer, Convenience Products Group of Flowers from 1979 to 1989 and Vice President-Marketing of Flowers from 1985 to 1989.

     Raymond Debbane. Mr. Debbane has been a Director of Keebler since May 1996. Mr. Debbane has served as the President of The Invus Group, Ltd. ("Invus"), the U.S. investment advisor for Artal, since 1985. From 1982 to 1985, Mr. Debbane was a Manager in the Paris office of The Boston Consulting Group, where he was employed since 1979. Since May 1997, Mr. Debbane has been a director of Artal Group S.A., a privately-held Luxembourg company and the parent company of Artal ("Artal Group").

     Sacha Lainovic. Mr. Lainovic has been a Director of Keebler since March 1996. Mr. Lainovic has served as an Executive Vice President of Invus since 1985. Mr. Lainovic was a Manager in the Paris office of The Boston Consulting Group from 1984 to 1985, where he was employed since 1981.

     Amos R. McMullian. Mr. McMullian has been a Director of Keebler since March 1996. Mr. McMullian has served as Chief Executive Officer of Flowers since April 1981 and Chairman of the Board of Directors of Flowers since January 1985. Since joining Flowers in 1963, Mr. McMullian has also served as assistant controller, data processing coordinator, assistant plant manager, plant manager, plant president, regional vice president and President of the Bakery and Snack Groups. In 1976, he was appointed President and Chief Operating Officer of Flowers and was elected to the Board of Directors of Flowers. He served as Vice Chairman of the Board of Directors of Flowers from 1984 to 1985.

     Christopher J. Sobecki. Mr. Sobecki has been a Director of Keebler since March 1996. Mr. Sobecki joined Invus in 1989 and has served as a Managing Director since 1993.

     C. Martin Wood III. Mr. Wood has been a Director of Keebler since March 1996. Mr. Wood has served as Senior Vice President and Chief Financial Officer of Flowers since September 1978. Mr. Wood joined Flowers in 1970 as Director of New Product Development. He was appointed Director of Marketing Services of Flowers the following year, Director of Finance in 1973, and Vice President-Finance in 1976. Mr. Wood has been a Director of Flowers since 1975.

     All executive officers serve at the pleasure of the Board of Directors.

     There is no family relationship between any of the executive officers of Keebler. Messrs. Crozer and Wood are brothers-in-law.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Audit Committee is responsible for reviewing the Company's accounting controls and recommending to the Board of Directors the engagement of Keebler's outside auditors. The members of the Audit Committee are Messrs. Crozer and Sobecki. Upon consummation of the Offering, the composition of the current Audit Committee will be changed. See "Certain Related Transactions -- Flowers Control Purchase."

     The Compensation Committee is responsible for reviewing and approving the amount and type of consideration to be paid to senior management. The members of Keebler's Compensation Committee are Messrs. Crozer, Debbane and Reed. Upon consummation of the Offering, the composition of the current Compensation Committee will be changed. See "Certain Related Transactions -- Flowers Control Purchase."

EXECUTIVE COMPENSATION

     The following table sets forth the cash compensation that was paid to the top five executive officers of Keebler in 1996 and 1997 (the "Named Executive Officers") and the number of shares of the Common Stock underlying options to purchase shares of the Common Stock issued pursuant to the 1996 Stock Purchase and Option Plan for Key Employees of INFLO Holdings Corporation and Subsidiaries, as amended (the "1996 Stock Option Plan"), that have been granted to date for services in all capacities to be rendered to the Company. Keebler paid no remuneration to its current executive officers prior to the Keebler acquisition.

                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM COMPENSATION
                                                                           ---------------------------------
                                           ANNUAL COMPENSATION                     AWARDS            PAYOUTS
                                 ---------------------------------------   -----------------------   -------
                                                                                        SECURITIES
                                                             OTHER         RESTRICTED   UNDERLYING                 ALL
                                  SALARY                     ANNUAL          STOCK       OPTIONS/     LTIP        OTHER
                          YEAR     (1)        BONUS     COMPENSATION(4)      AWARDS      SARS(#)     PAYOUTS   COMPENSATION
                          ----   --------    --------   ----------------   ----------   ----------   -------   ------------
Sam K. Reed.............  1997   $650,000      (2)          (3)                --              --      --           --
  President and Chief     1996   $650,000    $845,000       $167,818           --       1,289,813      --           --
  Executive Officer
David B. Vermylen.......  1997   $341,302      (2)          (3)                --              --      --           --
  President - Keebler     1996   $325,000    $300,000       $ 66,545           --         300,956      --           --
  Brands
E. Nichol McCully.......  1997   $270,010      (2)          (3)                --              --      --           --
  Senior Vice             1996   $240,000    $250,000       $ 77,029           --         300,956      --           --
  President - Finance
  and
  Chief Financial
  Officer
Jack M. Lotker..........  1997   $260,000      (2)          (3)                --              --      --           --
  President - Specialty   1996   $240,000    $211,200       $ 87,650           --         300,956      --           --
  Products
James T. Willard........  1997   $294,008      (2)          (3)                --              --      --           --
  Senior Vice             1996   $280,000    $271,581       $121,565           --         300,956      --           --
  President - Operations

------------------------------------
(1) Amounts listed for the Named Executive Officers are annual base salaries, including amounts to be deferred in accordance with any deferred salary option plan of Keebler.

(2) 1997 bonus amounts not yet determined.

(3) Perquisites and other personal benefits, securities and property in the aggregate do not exceed the threshold reporting level of the lesser of $50,000 or 10% of total salary and bonus reported for the Named Executive Officers.

(4) Includes amounts reimbursed during the fiscal year for the payment of taxes related to relocation reimbursements. For 1996 the amounts are: Mr. Reed, $140,515; Mr. Vermylen, $42,330; Mr. McCully, $53,604; Mr. Lotker, $63,496;
    and Mr. Willard, $95,964.

     The table below sets forth certain information with respect to the value of unexercised options held by the Named Executive Officers at 1997 fiscal year end. No options were granted to or exercised by the Named Executive Officers in fiscal 1997.

                        OPTION VALUES AT JANUARY 3, 1998


                                                        NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                       UNDERLYING UNEXERCISED            IN-THE-MONEY
                                                           OPTIONS/SARS AT               OPTIONS/SARS
                                                              FY-END(#)                  AT FY-END($)
                       NAME                           EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
                       ----                           -------------------------    -------------------------
Sam K. Reed.......................................         300,957/988,856           6,699,303/22,011,934
David B. Vermylen.................................          70,223/230,733            1,563,164/5,136,117
E. Nichol McCully.................................          70,223/230,733            1,563,164/5,136,117
Jack M. Lotker....................................          70,223/230,733            1,563,164/5,136,117
James T. Willard..................................          70,223/230,733            1,563,164/5,136,117


RETIREMENT PLANS

     Keebler's principal non-contributory defined benefit plan covers qualifying salaried and certain hourly-paid employees who have completed twelve months of service. The Named Executive Officers participate in this plan on the same basis as do approximately 14,300 other eligible participants. Benefit amounts are based on years of service and average monthly compensation for the five highest consecutive years out of the last fifteen years of employment for salaried employees and some hourly employees. Certain hourly groups can have different benefit schedules than salaried participants. The following table illustrates the estimated annual benefits to be paid upon normal retirement at age 65 to individuals in specified compensation and years of service classifications. The table does not reflect benefit limitations contained in the Internal Revenue Code. Pursuant to a separate plan (the "Excess Plan"), supplemental payments in excess of those limitations will be made to participants in order to maintain benefits upon retirement at the levels provided under the defined benefit plan's formula. In addition to the plans noted above, Keebler also maintains an unfunded supplemental retirement plan for certain former executives. No current Named Executive Officers are covered by the supplemental plan.

                                           ESTIMATED ANNUAL NORMAL RETIREMENT BENEFITS
                           ----------------------------------------------------------------------------
                                             YEARS OF SERVICE AT NORMAL RETIREMENT(A)
COMPENSATION(B)               10         15         20         25         30         35          40
---------------            --------   --------   --------   --------   --------   --------   ----------
 $  400,000..............  $ 58,000   $ 87,000   $116,000   $145,000   $174,000   $203,000   $  232,000
    600,000..............    88,000    132,000    176,000    220,000    264,000    308,000      352,000
    800,000..............   118,000    177,000    236,000    295,000    354,000    413,000      472,000
  1,000,000..............   148,000    222,000    296,000    370,000    444,000    518,000      592,000
  1,200,000..............   178,000    267,000    356,000    445,000    534,000    623,000      712,000
  1,400,000..............   208,000    312,000    416,000    520,000    624,000    728,000      832,000
  1,600,000..............   238,000    357,000    476,000    595,000    714,000    833,000      952,000
  1,800,000..............   268,000    402,000    536,000    670,000    804,000    938,000    1,072,000

------------------------------------
(a) Years of service as of January 3, 1998 for the Named Executive Officers were as follows: Mr. Reed, Mr. Vermylen, Mr. McCully, and Mr. Lotker, approximately 2.0 years, and Mr. Willard, approximately 1.5 years. In addition, a separate agreement between Mr. Willard and Keebler provides a minimum level of benefit to Mr. Willard based on what he could have been entitled to under his previous employ.

(b) Compensation includes all amounts shown under the columns entitled "Annual Compensation" in the Summary Compensation Table.

1996 STOCK OPTION PLAN

     Keebler adopted the 1996 Stock Option Plan pursuant to which management employees are eligible to receive awards of stock options. The Compensation Committee of the Board of Directors administers the 1996 Stock Option Plan. Subject to the terms of the 1996 Stock Option Plan, the Compensation Committee selects the management employees eligible to receive awards under the 1996 Stock Option Plan, determines the size of the awards granted thereunder and administers and interprets the plan.

     Executives have been awarded options to purchase 6,852,344 shares of Common Stock, net of forfeitures, under the 1996 Stock Option Plan pursuant to Non-Qualified Stock Option Agreements (the "1996 Option Agreements") and up to 2,821,250 additional shares of Common Stock are reserved for issuance under the 1996 Stock Option Plan. The Company intends that any additional options granted under the 1996 Stock Option Plan will be exercisable at a price per share not less than the fair market value of the Common Stock at the date of the grant. The 1996 Option Agreements provide for options that vest based on the period of employment ("Time Options") and options that vest based on the attainment of specified performance objectives ("Performance Options"). The 1996 Option Agreements will be amended prior to the Offering to (i) accelerate by approximately one year the Time Options that would otherwise have vested in fiscal years prior to 2000; and (ii) accelerate the percentage of Performance Options that would otherwise have vested in fiscal years prior to 2000, subject to the satisfaction of the performance criteria applicable to each such fiscal year.

1998 OMNIBUS STOCK INCENTIVE PLAN


     Keebler has adopted the 1998 Omnibus Stock Incentive Plan (the "1998 Stock Incentive Plan") pursuant to which employees will be eligible to receive awards of stock options, performance shares, restricted stock, stock appreciation rights or other stock-based awards. Up to 6,500,000 shares of Common Stock will be reserved for issuance under the 1998 Stock Incentive Plan. The Compensation Committee of the Board of Directors will administer the 1998 Stock Incentive Plan. Subject to the final terms of the 1998 Stock Incentive Plan, the Compensation Committee will select the employees eligible to receive awards under the 1998 Stock Incentive Plan, will determine the size of the awards granted thereunder and will administer and interpret the plan. The Company has granted 1,983,000 options to purchase shares of Common Stock under the 1998 Stock Incentive Plan in connection with the Offering. The Company intends that options granted under the 1998 Stock Incentive Plan will be exercisable at a price per share not less than the fair market value of the Common Stock at the date of the grant.


NON-EMPLOYEE DIRECTOR STOCK PLAN

     Keebler also has adopted a Non-Employee Director Stock Plan (the "Directors' Plan") pursuant to which options for a maximum of 300,000 shares of Common Stock may be awarded under the Directors' Plan. The participants in the Directors' Plan will be independent directors of the Company. No options have been granted under the Directors' Plan. No determination has been made with respect to options that may be granted under the Directors' Plan. In addition to outright grants of options, participating Directors may elect to defer future cash retainer payments and convert them into options.

1998 KEEBLER INCENTIVE PROGRAM

     Keebler anticipates adopting the 1998 Keebler Incentive Program (KIP) (the "1998 Incentive Program") pursuant to which certain management and professional employees will be eligible to receive incentive bonuses based on individual performance and Keebler's results of operations. The 1998 Incentive Program specifies a minimum, maximum and target award level based on achievement of Keebler's financial performance goals. The 1998 Incentive Program will be administered by the Compensation Committee of the Board of Directors. The Compensation Committee and the President and Chief Executive Officer will approve incentive awards and schedules under the 1998 Incentive Program annually. Cash bonuses, if any, would be paid annually in the first quarter of Keebler's next fiscal year.

EMPLOYMENT AGREEMENTS AND SEVERANCE ARRANGEMENTS

     The Company intends to enter into an employment agreement with Mr. Sam K. Reed prior to the Offering which will provide for Mr. Reed's continued employment as Keebler's President and Chief Executive Officer, and continued service as a director. Mr. Reed's employment agreement will have severance terms identical to those for the seven executive officers set forth below. Additionally, the agreement will provide that Mr. Reed's cash compensation and future participation in management incentive and option plans will be set by the Compensation Committee of the Board of Directors, and will be based on the compensation of other chief executive officers of branded food companies comparable to Keebler. The Compensation Committee will be charged with creating or maintaining a package for Mr. Reed which ranks in the third highest quartile for chief executives of such companies but in no event will his cash compensation be less than its current levels. Mr. Reed's employment agreement will terminate according to the provisions for termination of the Employment and Severance Agreements in general, as set forth below.

     Seven other executive officers of Keebler (including the Named Executive Officers other than Mr. Reed) will become, effective upon the Offering, a party to a termination of employment and change of control agreement (the "Employment and Severance Agreements"). Each such Employment and Severance Agreement will provide for the continuing employment of the executive after the Offering for three years on terms and conditions no less favorable than those in effect before the Offering. If Keebler terminates the executive's employment without "cause" or if the executive terminates his own employment for "good reason" (each as defined in the Employment and Severance Agreements), at any time during the term, the executive is entitled to receive continued benefits equal to such employee's annual compensation (including bonus) and continuation of certain benefits for the remainder of the term of the Employment and Severance Agreement, but in no event less than 12 months or, if such termination occurs within two years after a "change of control" (as defined in the Employment and Severance Agreements), in no event less than 24 months. In addition, amendments to their 1996 Option Agreements will provide that in the event of (i) the death, normal retirement or disability of the participant or (ii) termination of the executive's employment with Keebler without "cause" or for "good reason" (each as defined in the Employment and Severance Agreements), all remaining unvested options under the 1996 Stock Option Plan will immediately vest with the employee. Each Employment and Severance Agreement also provides that at the option of Keebler, the employee may not compete for a period of up to one year following termination, but if termination is without "cause" or the employee terminates his own employment for "good reason," Keebler must continue to pay the employee's annual compensation during such period, counting the payments above. Except for Keebler's obligations to make payments to the executive upon a change of control, all obligations under the Employment and Severance Agreements will terminate after three years, including the non-competition agreement of the executive.

     Nineteen additional executives of Keebler will become, effective upon the Offering, the beneficiaries of a company policy (a "Change of Control Policy"). Such Change of Control Policy will provide that if the employee is terminated within two years after a "change of control" other than if termination is without "cause" or the employee terminates his own employment for "good reason," the employee will be entitled to receive continued benefits equal to such employee's annual compensation (including bonus) and continuation of certain benefits for 12 months. In addition, amendments to their 1996 Option Agreements will provide that regardless of a "Change of Control," in the event of (i) the death, normal retirement or disability of the executive or (ii) termination of such executive's employment with Keebler without "cause" or for "good reason," all remaining unvested options under the 1996 Stock Option Plan will immediately vest with the executive.

     Effective upon the Offering, the above-referenced 26 executives and Mr. Reed will be parties to a liquidity arrangement with Keebler and Flowers. The arrangement will provide that Keebler or Flowers has a right of first refusal to purchase any shares of Common Stock a member of management wishes to sell. Keebler or Flowers will have to exercise such right by the end of the next succeeding business day following receipt of notice of such sale. The purchase price for the shares will be the average of the closing price of the Common Stock on the date notice was delivered to Keebler and the closing price on the next succeeding business day on which Keebler or Flowers has to elect to purchase the shares. If Keebler or Flowers does not elect to purchase the shares of Common Stock, the selling executive may sell such shares at any time into the market for the next 30 days.

     Additionally, the seven senior executives and Mr. Reed will be parties to an arrangement which, subject to certain limitations, will provide them certain rights to require Keebler to repurchase their shares of Common Stock in the event such executives are restricted from selling any shares in the public market due to contractual "holdbacks" in a pending underwritten public offering which is pursuant to a demand registration by Artal. The maximum aggregate amount which Keebler can be required to buy during all such holdback periods is the greater of (i) 1% of all shares of Common Stock outstanding or (ii) an aggregate purchase obligation of $25,000,000.


     Certain employees of Keebler (including the seven senior executives and Mr.
Reed) are also parties to management stockholder's agreements which grant such employees limited "piggyback" registration rights relating to registered offerings of Common Stock by Keebler.


COMPENSATION OF DIRECTORS

     No director of Keebler who is also an employee of Keebler or of Flowers, or who is nominated by Artal, will receive remuneration for serving as a director. It is anticipated that the remaining directors to be elected following the consummation of the Offering will receive compensation for serving as directors at levels customary for publicly-held companies similar to Keebler.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of January 22, 1998, and as adjusted to reflect the sale of the Common Stock offered hereby, by (i) all persons known by Keebler to own beneficially 5% or more of the Common Stock, (ii) each Director of Keebler,
(iii) the Chief Executive Officer and each of the other Named Executive Officers, (iv) each Selling Stockholder and (v) all Directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned by such stockholders.


                                               SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                               OWNED PRIOR TO THE      NUMBER OF       OWNED AFTER THE
                                                   OFFERING(1)          SHARES         OFFERING(2)(3)
                                              ---------------------      BEING      ---------------------
   NAME AND ADDRESS OF BENEFICIAL OWNERS        NUMBER      PERCENT     OFFERED       NUMBER      PERCENT
   -------------------------------------        ------      -------    ---------      ------      -------
Flowers Industries, Inc.(4).................  34,999,606     45.1%            --    46,197,466      55.2%
  1919 Flowers Circle
  Thomasville, Georgia 31757
Artal Luxembourg S.A.(5)....................  34,999,606     45.1%     7,121,485    18,296,952      21.9%
  39 Boulevard Royal
  Luxembourg City, Luxembourg 2449
Bermore, Limited(6).........................  11,811,414     14.1%     4,519,090     5,675,633       6.8%
  c/o G.F. Industries, Inc.
  999 Baker Way, Suite 200
  San Mateo, California 94404
Sam K. Reed(7)..............................   1,476,119      1.9%            --     1,476,119       1.7%
David B. Vermylen(8)........................     310,987      0.4%            --       310,987       0.4%
E. Nichol McCully(8)........................     310,987      0.4%            --       310,987       0.4%
Jack M. Lotker(8)...........................     310,987      0.4%            --       310,987       0.4%
James T. Willard(8).........................     310,987      0.4%            --       310,987       0.4%
All Directors and executive
  officers as a group (consisting of 13
  persons)..................................   2,986,627      3.8%            --     2,986,627       3.5%


------------------------------------
(1) Shares beneficially owned and percentage of ownership are based on 77,595,213 shares of Common Stock outstanding before the Offering.

(2) Shares beneficially owned and percentage of ownership are based on 83,730,994 shares of Common Stock which include 6,135,781 shares of Common Stock issued upon exercise of warrants held by Bermore concurrent with the Offering.

(3) After giving effect to the purchase by Flowers of 11,197,860 shares of Common Stock from Artal and Bermore, concurrent with the Offering. See "Certain Related Transactions -- Flowers Control Purchase."

(4) Flowers is currently subject to the periodic reporting and other information requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Flowers' common stock is listed on the NYSE.

(5) The parent entity of Artal Luxembourg S.A. ("Artal") is Artal Group. The address of Artal Group is the same as the address of Artal. Invus serves as Artal's U.S. investment advisor and receives compensation from Artal that is based in part on the performance of Artal's U.S. investments. Since 1985, Artal has completed more than twenty-five acquisitions in the United States with Invus' advice.

(6) Bermore is a privately held Bermuda limited company and the parent of GFI. "Shares Beneficially Owned Prior to the Offering" include 6,135,781 shares of Common Stock issued upon exercise of warrants held by Bermore.

(7) Includes 902,869 shares subject to stock options that are currently exercisable; excludes 386,944 shares subject to stock options that are not exercisable within 60 days.

(8) Includes 210,669 shares subject to stock options that are currently exercisable; excludes 90,287 shares subject to stock options that are not exercisable within 60 days.

                          CERTAIN RELATED TRANSACTIONS

     The summaries of the Artal Stock Purchase Agreement and the Bermore Stock Purchase Agreement set forth below do not purport to be complete and are qualified in their entirety by reference to all the provisions of the Artal Stock Purchase Agreement and the Bermore Stock Purchase Agreement, respectively, copies of which will be filed as exhibits to the Registration Statement of which this Prospectus forms a part.

FLOWERS CONTROL PURCHASE


     Simultaneously with and conditioned upon the closing of the Offering (the "Closing"), Flowers will purchase 9,581,169 shares of Common Stock from Artal and 1,616,691 shares of Common Stock from Bermore. Following the Closing and the purchase of Common Stock from Artal and Bermore by Flowers, Flowers will own approximately 55% of the outstanding Common Stock (46,197,466 shares), Artal will own approximately 22% of the outstanding Common Stock (18,296,952 shares) and Bermore will own approximately 7% of the outstanding Common Stock (5,675,633 shares). See "Principal and Selling Stockholders." The price per share to be paid to Artal and Bermore by Flowers will be equal to 110% of the per share "price to public" listed on the cover page of this Prospectus, without giving effect to any underwriters' discounts or commissions (the "IPO Price") plus 5% of the IPO Price (which 5% shall not exceed $13,000,000 in the aggregate).


     The sale of Common Stock by Artal to Flowers will be made pursuant to a stock purchase agreement to be executed prior to the Closing by Artal, Flowers and Keebler (the "Artal Stock Purchase Agreement"), and the sale of Common Stock by Bermore to Flowers will be made pursuant to a stock purchase and stockholders' agreement to be executed prior to the Closing by Artal, Flowers, Bermore and Keebler (the "Bermore Stock Purchase Agreement"). Each of the Stockholders' Agreement dated as of January 26, 1996 among Artal, Flowers and Keebler and the GFI Stockholder's Agreement dated as of June 4, 1996 among Artal, Flowers, GFI and Keebler will terminate and be of no further effect upon the Closing (except for certain indemnification and other obligations which by their terms remain in effect after an offering of Common Stock pursuant to such agreements).

ARTAL STOCK PURCHASE AGREEMENT

     The Artal Stock Purchase Agreement will provide that after the Closing, Artal will be entitled to elect (i) two directors to Keebler's Board of Directors as long as it owns at least 6,879,000 shares of the Common Stock, (ii) one director when it owns less than 6,879,000 shares of the Common Stock but no less than 2,866,250 shares of the Common Stock and (iii) no directors when it owns less than 2,866,250 shares of the Common Stock. In addition, at least one of the Artal board designees will be entitled to serve on each committee of the Board of Directors, subject to applicable rules and regulations of any securities exchange or other regulatory authority. See "Principal and Selling Stockholders." Also, Artal has agreed to refrain from participating in certain third party proxy solicitations that are opposed by Keebler's Board of Directors.

     Until the earlier of (i) the third anniversary of the end of the 180 day lockup period (as such period may be shortened with the consent of Credit Suisse First Boston Corporation, the "Lockup Period") more fully described under "Underwriting" or (ii) the date on which Artal owns less than 4,586,000 shares of the Common Stock (the "Consent Period"), the following actions by Keebler will require Artal's prior written consent: (i) mergers, consolidations, similar business combinations, or sales of substantially all of Keebler's assets, if any non-cash consideration is received by Keebler's stockholders in connection with any such transaction; (ii) any acquisition or disposition by Keebler in excess of $250 million (other than sales of goods in the ordinary course of business);
(iii) issuances of capital stock by Keebler, other than (A) issuances in connection with acquisitions with an aggregate fair market value not to exceed $75 million and (B) issuances of Common Stock in connection with Keebler's management equity plans not to exceed approximately 4% (on a fully diluted basis), in the aggregate, of the Common Stock as of the Closing and (iv) certain material changes in Keebler's management equity plans. Also, until three years after the Closing, the termination of Keebler's Chief Executive Officer or the hiring of a Chief Executive Officer other than Mr. Sam K. Reed will require the prior written consent of at least one of the Artal board designees.

     In addition, (i) amendments to Keebler's Certificate of Incorporation or By-laws (or certain other corporate actions, such as (A) adoption of "poison pill" or rights plans or (B) impediments or restrictions on the ability of Artal or any potential acquirer of Common Stock from Artal to own, vote or dispose of Common Stock) which are inconsistent with or would adversely affect Artal's rights under the Artal Stock Purchase Agreement and (ii) any related party transactions involving Keebler, other than ordinary course, arms-length transactions, will require Artal's prior written consent until such time as Artal owns less than 2,293,000 shares of the Common Stock. Flowers and Keebler also have agreed to take, prior to Closing, all actions necessary for Keebler to "opt out" of Section 203 of the General Corporation Law of the State of Delaware (the "Delaware Law"). See "Description of Capital Stock -- Certain Provisions of the Certificate of Incorporation and By-laws."

     During the Consent Period, market purchases of Common Stock by Flowers and Keebler will be limited, in the aggregate, to approximately 15% of the Common Stock's public market float, except that (i) Flowers will be entitled to effect market purchases of any amount to maintain ownership of not less than 51% of the Common Stock on a fully-diluted basis and (ii) Flowers and Keebler will be entitled to purchase Common Stock that is not part of the public market float from Artal, from members of the Company's management or pursuant to the Bermore Stock Purchase Agreement. In addition, Flowers will be entitled to sell Common Stock only through private placements undertaken in connection with certain strategic joint ventures and other similar transactions over which Flowers has economic and voting control. Also, Flowers will have a limited right of first refusal with respect to certain sales of Common Stock by Artal.

     Artal will be granted four demand registration rights to effect sales of its remaining shares of Common Stock after the expiration of the Lockup Period. With one of its four demands, Artal will be entitled to cause Keebler to maintain effective for up to two years (or, if earlier, until the third anniversary of the end of the Lockup Period) a shelf registration statement covering the sale of all of Artal's shares of Common Stock (whether through block trades, market sales, underwritten offerings or otherwise). Each demand by Artal must request registration of at least (i) one-third of the number of shares of Common Stock owned by Artal at the time of such demand and (ii) at least $75 million worth of Common Stock except that, notwithstanding clauses (i) and (ii), the fourth demand, if exercised, will request registration of all of the shares of Common Stock owned by Artal at the time of such demand. Keebler will have the right to suspend sales of the Common Stock by Artal pursuant to any such registration statement under certain circumstances relating to material corporate events and any such suspensions will result in increases in the effectiveness period of the related registration statement and, under certain circumstances, the Consent Period.

     Keebler will also grant Artal certain "piggyback" registration rights relating to registered offerings of Common Stock by Keebler, and will agree not to grant registration rights to other persons unless such rights are subordinated to Artal's registration rights. Keebler will bear all expenses relating to all registration procedures contemplated by the Artal Stock Purchase Agreement, except that Artal will bear any underwriting discounts in respect of its shares and the expenses of its counsel.

BERMORE STOCK PURCHASE AGREEMENT

     Pursuant to the Bermore Stock Purchase Agreement, Bermore will be prohibited from selling any Common Stock (other than shares acquired by Bermore after the Closing) without Artal's prior written consent until the earlier of
(i) the end of the Consent Period and (ii) the termination of Artal's demand registration rights under the Artal Stock Purchase Agreement (the "Restricted Period"). This transfer restriction will be subject to certain limited exceptions, including exceptions for affiliate transfers and transfers of up to 85,987 shares per month after the expiration of the Lockup Period.

     During the Restricted Period, Bermore will have the right to participate (pro rata based on Bermore's and Artal's relative share ownership upon Closing) in (i) underwritten offerings of Common Stock which include Common Stock owned by Artal and (ii) sales of Common Stock by Artal to either Flowers or Keebler. Bermore may also be required to participate in any such sale to Flowers or Keebler, on the same terms and conditions. In addition, in certain other limited circumstances, Bermore will mandatorily participate in sales of Common Stock by Artal (other than the sales contemplated by clauses (i) and (ii)).

     Keebler will bear all expenses relating to all registration procedures contemplated by the Bermore Stock Purchase Agreement, except that Bermore will bear any underwriting discounts in respect of its shares and the expenses of its counsel.

OTHER

     In connection with the sale of 1,791,406 shares of Common Stock to members of management on May 10, 1996, Keebler repurchased from each of Artal and Flowers 541,893 shares of Common Stock at $1.74 per share, the original purchase price paid by Artal and Flowers to Keebler.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The summaries of the Senior Credit Facility and the Senior Subordinated Notes set forth below do not purport to be complete and are qualified in their entirety by reference to all the provisions of the agreements governing the Senior Credit Facility (the "Credit Documents") and the Senior Subordinated Notes, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

SENIOR CREDIT FACILITY

     The Senior Credit Facility is provided by a syndicate of banks and other financial institutions led by the Bank of Nova Scotia, as administrative agent. The Senior Credit Facility currently provides for $300 million in available borrowings, consisting of a $160 million term loan (the "Term Loan") and the $140 million Revolving Credit Facility, which includes borrowing capacity available for letters of credit of up to $45.0 million and for a swing-line facility of up to $20.0 million. The Term Loan matures on April 7, 2003 and the Revolving Credit Facility commitments terminate no later than April 7, 2003. Capitalized terms used in this description of the Senior Credit Facility but not otherwise defined herein shall have the meanings set forth in the Credit Documents.

     The Lenders have received guarantees from all direct and indirect domestic subsidiaries of Keebler. The Senior Credit Facility is also secured by a first priority pledge of 100% of the capital stock of Keebler's domestic subsidiaries (whether direct or indirect), in addition to a first priority pledge of all notes evidencing intercompany indebtedness of Keebler's subsidiaries.

     The Senior Credit Facility contains certain negative covenants that restrict, among other things, Keebler's ability to (i) incur additional debt (including subordinated debt), sale leasebacks and contingent liabilities; (ii) make dividends or similar distributions or pay management or consulting fees;
(iii) repurchase capital stock; (iv) incur liens or other encumbrances; (v) sell assets or make similar transfers, other than inventory in the ordinary course of business or unless net proceeds from such asset sales are used to repay borrowings under the Senior Credit Facility, in the manner described therein;
(vi) make investments or acquisitions; or (vii) merge, consolidate and or similarly combine or change its business conduct.

     The Senior Credit Facility contains certain financial covenants that require Keebler, among other things, to (i) maintain a minimum net worth; (ii) maintain a maximum ratio of total funded debt to EBITDA; (iii) maintain a minimum ratio of EBITDA to interest expense; (iv) maintain a minimum ratio of EBITDA minus capital expenditures to the sum of cash taxes, cash interest and mandatory amortization of indebtedness; and (v) limit capital expenditures.

     Events of default under the Senior Credit Facility include, among other things: (i) failure of Keebler to pay principal thereunder or reimbursement obligations or deposit cash for collateral when due, or to pay interest or any other amount due within three business days after the date due; (ii) material inaccuracies in any representations, warranties or other statements in the credit documents; (iii) default in the performance of any covenants after the applicable grace period, if any; (iv) default under certain other agreements governing indebtedness; (v) certain events of bankruptcy or insolvency; (vi) failure to satisfy certain material ERISA requirements; (vii) unfavorable judgments; (viii) certain events with respect to Keebler's pension plans; and
(ix) the occurrence of a Change of Control.

SENIOR SUBORDINATED NOTES

     Keebler issued the Senior Subordinated Notes to refinance indebtedness incurred in connection with the Keebler acquisition. The Senior Subordinated Notes were issued under an indenture dated June 15, 1996 (the "Indenture") between Keebler, the Restricted Subsidiaries, and the United States Trust Company of New York, as trustee. Capitalized terms used in this description of the Senior Subordinated Notes but not otherwise defined herein shall have the meanings set forth in the Indenture.

     The Indenture limits, among other things: (i) the making of any Restricted Payment; (ii) the incurrence of additional indebtedness with certain exceptions, including among other things, the indebtedness under the Senior Credit Facility;
(iii) the creation of liens; (iv) the incurrence of payment restrictions affecting Restricted Subsidiaries; (v) entering into transactions with stockholders and affiliates; (vi) the sale or issuance of capital stock of Restricted Subsidiaries; (vii) the sale of assets and subsidiary stock; and
(viii) the merger, consolidation or sale of substantially all of the assets of Keebler.

     "Restricted Payments" are generally not permitted unless after giving effect to the proposed Restricted Payment (i) no Default or Event of Default shall have occurred and is continuing and will not cause or constitute a Default or Event of Default; (ii) immediately before and immediately after giving effect to such Restricted Payment, Keebler could incur $1.00 of additional Indebtedness pursuant to the general indebtedness test of the Indenture; and (iii) the aggregate amount of all Restricted Payments declared or made after June 25, 1996 does not exceed the sum of (a) 50% of Consolidated Net Income (or in the case such Consolidated Net Income shall be a loss, minus 100% of such loss), during the period (on a cumulative basis) from the fiscal quarter that first begins after June 25, 1996 to the end of Keebler's most recently ended fiscal quarter;
(b) the Net Cash Proceeds received after June 25, 1996 by Keebler from (1) the issuance or sale of its shares of Capital Stock (other than Disqualified Capital Stock), (2) Indebtedness or Disqualified Capital Stock which has been converted into or exchanged for Capital Stock or options, warrants or rights to purchase such Capital Stock, and (3) the sale or exercise of any options, warrants or rights to purchase shares of Capital Stock or other cash contributions to its capital; and (c) to the extent not included in Consolidated Net Income, the net reduction in Investments made by Keebler since June 25, 1996.

     The Senior Subordinated Notes mature on July 1, 2006 and are subject to redemption at any time on or after July 1, 2001, at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days prior notice at the redemption prices set forth therein. In addition, at any time or from time to time prior to July 1, 1999, Keebler may redeem Senior Subordinated Notes having a principal amount of up to 35% of the original aggregate principal amount of the Senior Subordinated Notes within 60 days following one or more Public Equity Offerings with the net proceeds of such offerings at a redemption price equal to 110% of the principal amount thereof, together with the accrued and unpaid interest thereon, if any, to the date of redemption; provided that immediately after giving effect to each such redemption, at least 65% of the original aggregate principal amount of the Senior Subordinated Notes remains outstanding.

     The Senior Subordinated Notes also require that upon a Change of Control, Keebler make an offer to purchase (a "Change of Control Offer") the outstanding Senior Subordinated Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The Offering will result in a Change of Control for purposes of the Indenture, and Keebler will make a Change of Control Offer. See "Risk Factors -- Required Offer to Purchase Senior Subordinated Notes."

                          DESCRIPTION OF CAPITAL STOCK

     Following the Offering, the authorized capital stock of Keebler will consist of 500,000,000 shares of Common Stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock").

COMMON STOCK

     Following the Offering, 83,730,994 shares of Common Stock will be issued and outstanding. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Because holders of Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock can elect all of the members of the Board of Directors standing for election. Subject to preferences of any Preferred Stock that may be issued in the future, the holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors. Keebler's ability to pay dividends is limited under the terms of the Senior Credit Facility and the Senior Subordinated Notes. See "Description of Certain Indebtedness" and "Risk Factors -- Restrictions on Payment of Dividends on Common Stock." The Common Stock is entitled to receive pro rata all of the assets of Keebler available for distribution to its stockholders. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

     Subject to the provisions of the Certificate of Incorporation and limitations prescribed by law, the Board of Directors has the authority to issue up to 100,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, which may be superior to those of the Common Stock, without further vote or action by the stockholders. There will be no shares of Preferred Stock outstanding upon the closing of the Offering and Keebler has no present plans to issue any Preferred Stock.

     One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of Keebler by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of Keebler's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by Keebler may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

     Pursuant to the terms of the Certificate of Incorporation, Keebler's stockholders have "opted-out" of the provisions of Section 203 of the Delaware Law ("Section 203"). Section 203 generally provides that a person who, together with affiliates and associates owns, or within three years did own, 15% or more of the outstanding voting stock of a corporation (an "Interested Stockholder") may not engage in certain business combinations with the corporation for a period of three years after the date on which the person became an Interested Stockholder, subject to certain exceptions. Section 203 defines the term "business combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder including mergers, asset sales and other transactions in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. Since Keebler's stockholders have "opted-out" of the provisions of Section 203, business combinations with Interested Stockholders of Keebler will not be limited as described above.

     The Certificate of Incorporation provides that the Board of Directors of Keebler will be divided into three classes serving staggered three-year terms. Directors can be removed from office only by the affirmative vote of the holders of a majority of the then-outstanding shares of capital stock entitled to vote generally in an election of directors. As a result of this classification of directors, no stockholder or group of stockholders generally would be able to elect a majority of the Board of Directors at any single meeting for the election of directors.

     The Certificate of Incorporation provides that no director shall be personally liable to Keebler or its stockholders for monetary damages for breach of duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Keebler or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware Law or (iv) for any transaction from which the Director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of Keebler and its stockholders (through stockholders' derivative suits on behalf of Keebler) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

     The By-laws provide that special meetings of stockholders must be called by the Chairman or the Secretary of Keebler at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning at least 45% of the capital stock of Keebler issued and outstanding and entitled to vote. The By-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at meetings of stockholders. In general, notice of intent to nominate a director must be received by the secretary of Keebler not less than 60 nor more than 90 days prior to the date of a stockholders meeting, and must contain certain specified information concerning the person to be nominated. Notice of intent to raise business at an annual meeting must be received by the Secretary of Keebler not less than 120 nor more than 150 days prior to the first anniversary of the date of Keebler's consent solicitation or proxy statement released in connection with the previous year's annual meeting. These procedures may operate to limit the ability of stockholders to bring business before a stockholders meeting, including with respect to the nomination of directors.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Harris Trust & Savings Bank located in Chicago, Illinois.

LISTING


     Keebler will list the Common Stock on the NYSE under the symbol "KBL."

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder that is not a "U.S. person" (a "non-U.S. holder"). A "U.S. person" is a person or entity that, for U.S. federal income tax purposes, is a citizen or resident of the United States, a corporation, partnership or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any political subdivision thereof, an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source or a trust subject to the supervision of a court within the United States and the control of a United States fiduciary as described in Section 7701(a)(30) of Internal Revenue Code of 1986, as amended (the "Code"). An individual will be deemed to be a resident of the United States for U.S. federal income tax purposes if: (1) such individual is a lawful permanent resident of the United States at any time during the taxable year; (2) such individual makes an election to be treated as a resident pursuant to the provisions of the Code; or (3) such individual is present in the United States for an aggregate of 183 days or more during the calendar year. In addition, an individual will be presumed to be a resident of the United States for U.S. federal income tax purposes if such individual is present in the United States on at least 31 days in the current calendar year and for an aggregate of 183 days during the three-year period ending with the current calendar year (counting, for such purposes all of the days present in the United States during the current year, one-third of the days present during the immediately preceding year and one-sixth of the days present during the second preceding year). This presumption of residence may be rebutted if an individual is present in the United States for fewer than 183 days during the current year and it is established that such individual has a "tax home" in a foreign country and a "closer connection" to such foreign country than to the United States, with such terms being defined in the Code. Furthermore, the determination of residence under the Code may be rebutted by application of an applicable tax treaty or convention between the United States and an appropriate foreign country that may also treat such individual as a tax resident of such country. A special definition of U.S. resident applies for U.S. federal estate tax purposes. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

     This discussion is based on the provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which may be changed either retroactively or prospectively. This discussion does not address all the aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, nor does it address tax consequences under the laws of any U.S. state, municipality or other taxing jurisdiction or under the laws of any jurisdiction other than the United States.

     The following discussion is merely a summary of the principal Federal income and estate tax consequences of the ownership and disposition of Common Stock by non-U.S. Holders. Thus, all investors are urged to consult their own tax advisors with respect to the application and effect of the Federal income and estate tax consequences (current and prospective) of the ownership and disposition of the Common Stock, as well as the application and effect of the laws of any state, local, foreign, or other taxing jurisdiction.

DIVIDENDS

     In the event that dividends are paid to a non-U.S. holder, such dividends will be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under current U.S. Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of the country of address (unless the payor has knowledge to the contrary) for purposes of the withholding tax. For dividends paid prior to 1999, the same presumption generally applies to determine the applicability of a reduced rate of withholding under a U.S. tax treaty (the "address system"). Thus, non-U.S. holders receiving dividends at addresses outside the United States generally are not yet required to file tax forms to obtain the benefit of an applicable treaty rate. Under U.S. Treasury regulations that were recently finalized, the address system for claiming treaty benefits is eliminated for payments made after December 31, 1998. Rather, to claim the benefits of a tax treaty with respect to such dividends, a non-U.S. holder of Common Stock must file certain forms attesting to the holder's eligibility to claim such treaty benefits. If there is excess withholding on a person eligible for a treaty benefit, the person can file for a refund with the U.S. Internal Revenue Service (the "IRS").

     Generally, upon the filing of a Form 4224 with Keebler, there is no withholding tax on dividends that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends are subject to the U.S. federal income tax on net income applicable to U.S. persons. Effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate (or a lower rate under an applicable income tax treaty) when such dividends are deemed repatriated from the United States.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder (or of a partnership that holds the Common Stock in which the non-U.S. holder is a member) in the United States, (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset (or is a member in a partnership that holds the Common Stock as a capital asset), such holder is present in the United States for 183 or more days in the taxable year of the disposition and either (x) has a "tax home" in the United States (as specially defined for U.S. federal income tax purposes) or (y) maintains an office or other fixed place of business in the United States and the income from the sale of the stock is attributable to such office or other fixed place of business, (iii) the non-U.S. holder is subject to tax pursuant to the provision of U.S. tax law applicable to certain U.S. expatriates or (iv) Keebler is or has been a "U.S. real property holding corporation" for federal income tax purposes. Keebler is not currently, has not been and does not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes. Even if Keebler were to become a U.S. real property holding corporation, any gain recognized by a non-U.S. Holder, on the disposition of the Common Stock, still would not be subject to U.S. tax if the shares were considered to be "regularly traded" (as per the meaning of the applicable U.S. Treasury regulations) on an established securities market (e.g., NYSE) and the non-U.S. Holder did not own, actually, constructively, directly, or indirectly, at any time during the five year period ending on the date of the disposition, more than five percent (5%) of the Common Stock.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Pursuant to U.S. Treasury regulations, Keebler must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether tax was actually withheld. That information may also be made available to the tax authorities of the country in which the non-U.S. holder resides.

     United States federal backup withholding (which generally is withholding imposed at the rate of 31% on certain payments to persons not otherwise exempt who fail to furnish certain identifying information to the IRS) will generally not apply to dividends paid to a non-U.S. holder that are subject to withholding at the 30% rate (or would be so subject but for a reduced rate under an applicable treaty). In addition, for dividends paid prior to 1999, the payor of dividends may rely on the payee's foreign address in determining that the payee is exempt from backup withholding, unless the payor has knowledge that the payee is a U.S. person. However, U.S. Treasury regulations that were recently finalized eliminate this address system for payments made after

December 31, 1998 and require a payee to furnish certain documentation to the payor so as to be able to claim such exemption from backup withholding.

     The backup withholding and information reporting requirements also apply to the gross proceeds paid to a non-U.S. holder upon the disposition of Common Stock by or through a U.S. office of a U.S. or foreign broker, unless the holder certifies to the broker under penalty of perjury as to its name, address and status as a non-U.S. holder or the holder otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a disposition of Common Stock by or through a foreign office of (i) a U.S. broker, (ii) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States or (iii) a foreign broker that is a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting will generally apply to a payment of the proceeds of a disposition of Common Stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

     Any amounts withheld under the backup withholding rules will be refunded or credited against the non-U.S. holder's United States federal income tax liability, provided that required information is furnished to the IRS.

FEDERAL ESTATE TAXES

     Common Stock owned or treated as being owned by an individual who is neither a citizen nor a resident of the United States for federal estate tax purposes at the date of death will be included in such individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Estates of nonresident aliens are generally allowed a statutory credit for U.S. federal estate tax purposes. Estate tax treaties may permit a larger credit. A special definition of U.S. resident applies for U.S. federal estate purposes.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to the Offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock. Upon completion of the Offering, there will be 83,730,994 shares of Common Stock outstanding. Of these shares, the 11,640,575 shares expected to be sold in the U.S. Offering and the International Offering (as defined) will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares purchased by "affiliates" of Keebler, as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining 72,090,419 shares of Common Stock outstanding will be "restricted securities," as that term is defined in Rule 144, and may in the future be sold without registration under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act. Artal will also have registration rights allowing it to cause Keebler to register under the Securities Act Artal's and, in some circumstances, Bermore's shares of Common Stock for sale. See "Certain Related Transactions -- Flowers Control Purchase." In connection with the Offering, Keebler, its executive officers and directors and certain of its stockholders have agreed that, subject to certain exceptions, they will not sell, offer or contract to sell any shares of Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned "restricted securities" for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares of Common Stock then outstanding (which will equal approximately 837,310 shares immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about Keebler. Under Rule 144(k), a person who is not deemed to have been an affiliate of Keebler at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

                                  UNDERWRITING


     Under the terms and subject to the conditions contained in an Underwriting Agreement dated January 28, 1998 (the "U.S. Underwriting Agreement"), among Keebler, the Selling Stockholders and the underwriters named below (the "U.S. Underwriters"), for whom Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and SBC Warburg Dillon Read Inc. are acting as representatives (the "Representatives"), the U.S. Underwriters have severally but not jointly agreed to purchase from the Selling Stockholders the following respective numbers of U.S. Shares (as defined below):



                                                             NUMBER OF
                       UNDERWRITER                          U.S. SHARES
                       -----------                          -----------
Credit Suisse First Boston Corporation....................   1,740,615
Merrill Lynch, Pierce, Fenner & Smith Incorporated........   1,740,615
Morgan Stanley & Co. Incorporated.........................   1,740,615
SBC Warburg Dillon Read Inc. .............................   1,740,615
A.G. Edwards & Sons, Inc. ................................     100,000
BT Alex. Brown Incorporated...............................     100,000
Burnham Securities Inc. ..................................     100,000
Charles Schwab & Co., Inc. ...............................     100,000
Deutsche Morgan Grenfell Inc. ............................     100,000
Donaldson, Lufkin & Jenrette Securities Corporation.......     100,000
Goldman, Sachs & Co. .....................................     100,000
Invemed Associates, Inc. .................................     100,000
Janney Montgomery Scott Inc. .............................     100,000
J.P. Morgan Securities Inc. ..............................     100,000
Lehman Brothers Inc. .....................................     100,000
NationsBanc Montgomery Securities LLC.....................     100,000
Prudential Securities Incorporated........................     100,000
Schroder & Co. Inc. ......................................     100,000
Smith Barney Inc. ........................................     100,000
The Robinson-Humphrey Company, LLC........................     100,000
Wasserstein Perella Securities, Inc. .....................     100,000
Davenport & Company LLC...................................      50,000
Edward D. Jones & Co., L.P. ..............................      50,000
Everen Securities, Inc. ..................................      50,000
J.C. Bradford & Co. ......................................      50,000
Morgan Keegan & Company, Inc. ............................      50,000
Nesbitt Burns Securities Inc. ............................      50,000
Raymond James & Associates, Inc. .........................      50,000
Sanford C. Bernstein & Co., Inc. .........................      50,000
Scotia Capital Markets (USA) Inc. ........................      50,000
Shields & Company.........................................      50,000
Stifel, Nicolaus & Company, Incorporated..................      50,000
Wheat, First Securities, Inc. ............................      50,000
William Blair & Company, L.L.C. ..........................      50,000
                                                             ---------
     Total................................................   9,312,460
                                                             =========



     Of the 11,640,575 shares of Common Stock being offered, 9,312,460 shares (the "U.S. Shares") are initially being offered by the U.S. Underwriters in the United States and Canada (the "U.S. Offering") and 2,328,115 shares (the "International Shares") are initially being concurrently offered by the Managers (the "Managers") outside the United States and Canada (the "International Offering").

     The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters will be obligated to purchase all the U.S. Shares offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The U.S. Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter, in certain circumstances the purchase commitments of non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

     Keebler and the Selling Stockholders have entered into a Subscription Agreement (the "Subscription Agreement") with the Managers of the International Offering providing for the concurrent offer and sale of the International Shares outside the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.


     The Selling Stockholders have granted to the U.S. Underwriters and the Managers an option, exercisable by Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters and the Managers, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 1,746,086 additional shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions. Such option may be exercised only to cover over-allotments, if any, in the sale of the shares of Common Stock offered hereby. To the extent that this option to purchase is exercised, each U.S. Underwriter and each Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the U.S. Underwriters and the Managers as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the preceding table and as the number set forth next to such Manager's name in the corresponding table in the Prospectus relating to the International Offering bears to the total number of shares of Common Stock in such tables.


     Keebler intends to reserve for purchase from the U.S. Underwriters up to 5% of the shares of Common Stock to be sold in the U.S. Offering and the International Offering which may be purchased by employees and friends of Keebler through a directed share program. Such sales will be at the initial public offering price. The number of shares of Common Stock available to the general public will be reduced to the extent these persons purchase the reserved shares.


     Keebler and the Selling Stockholders have been advised by the Representatives that the U.S. Underwriters propose to offer the U.S. Shares in the United States to the public and in Canada on a private placement basis initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession of $0.86 per share, and that the U.S. Underwriters and such dealers may allow a discount of $0.10 per share on sales to certain other dealers. After the Offering, the public offering price and concession and discount to dealers may be changed by the Representatives.


     The public offering price, the aggregate underwriting discounts and commissions per share and per share concession and discount to dealers for the U.S. Offering and the concurrent International Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and the Managers (the "Intersyndicate Agreement") relating to the Offering, changes in the public offering price, concession and discount to dealers will be made only upon the mutual agreement of Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, and Credit Suisse First Boston (Europe) Limited ("CSFBL"), on behalf of the Managers.

     Pursuant to the Intersyndicate Agreement, each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to any person outside the United States or Canada or to any other dealer who does not so agree. Each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to Common Stock in the United States or Canada or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction. "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident in the United States or Canada or (ii) a corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold shall be the public offering price, less such amount as may be mutually agreed upon by Credit Suisse First Boston Corporation, as Representative of the U.S. Underwriters, and CSFBL, on behalf of the Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of this Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold shares of Common Stock.

     Keebler, its officers, directors and the Selling Stockholders have agreed that, for a period of 180 days after the date of this Prospectus, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of Credit Suisse First Boston Corporation, except, in the case of the Company, issuances pursuant to Keebler's 1996 Stock Option Plan, the 1998 Stock Incentive Plan and the Directors' Plan.

     Keebler and each of the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the U.S. Underwriters and the Managers may be required to make in respect thereof.

     Application has been made to list the shares of Common Stock on the NYSE under the Symbol "KBL." In order to meet one of the requirements for listing the shares of Common Stock on the NYSE, the U.S. Underwriters and the Managers have undertaken to sell (i) lots of 100 or more shares to a minimum of 2,000 beneficial holders, (ii) a minimum of 1.1 million shares and (iii) shares with a minimum aggregate market value of $40.0 million.


     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock was determined by negotiation among the Selling Stockholders and the Representatives, and does not necessarily reflect the market price of the Common Stock following the Offering. Among the principal factors considered in determining the initial public offering price were market conditions for initial public offerings, the history of and prospects for Keebler's business, Keebler's past and present operations, its past and present earnings and current financial position, an assessment of Keebler's management, the market of securities of companies in businesses similar to those of Keebler, the general condition of the securities markets and other relevant factors. There can be no assurance that the initial public offering price will correspond to the price at which the Common Stock will trade in the public market subsequent to the Offering or that an active trading market for the Common Stock will develop and continue after the Offering.

     Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters and the Managers, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit Credit Suisse First Boston Corporation to reclaim a selling concession from a syndicate member when Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

     The Representatives have informed Keebler that they do not expect discretionary sales by the U.S. Underwriters and the Managers to exceed 5% of the number of shares being offered in the Offering.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that Keebler and the Selling Shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to Keebler, the Selling Shareholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the Selling Shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from Keebler. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian Legislation.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby are being passed upon for Keebler by Winston & Strawn, Chicago, Illinois. Certain legal matters will be passed upon for the U.S. Underwriters and the Managers by Cravath, Swaine & Moore, New York,
New York.

                                    EXPERTS

     The consolidated balance sheets of Keebler and the Predecessor Company, as of December 30, 1995 and December 28, 1996, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the periods presented, constituting the three fiscal years ended December 28, 1996, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The financial statements of Sunshine included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     Keebler files annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information on file at the Commission's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the Commission.

     Keebler has filed a Registration Statement on Form S-1 with the Commission. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Certain information is omitted and you should refer to the Registration Statement and its exhibits. With respect to references made in this Prospectus to any contract or other document of Keebler, such references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement at the Commission's public reference room in Washington, D.C, and at the Commission's regional offices in Chicago, Illinois and New York, New York. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Keebler's Commission filings and the Registration Statement can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

Keebler Foods Company
  Consolidated Balance Sheets at December 28, 1996 and
     October 4, 1997 (Unaudited)............................   F-2
  Consolidated Statements of Operations for the four weeks
     ended January 26, 1996, the twelve and thirty-six weeks
     ended October 5, 1996, and the twelve and forty weeks
     ended October 4, 1997 (Unaudited)......................   F-4
  Consolidated Statements of Cash Flows for the four weeks
     ended January 26, 1996, the thirty-six weeks ended
     October 5, 1996, and the forty weeks ended October 4,
     1997 (Unaudited).......................................   F-5
  Notes to Consolidated Financial Statements (Unaudited)....   F-6
  Report of Independent Accountants dated December 5,
     1997...................................................   F-9
  Consolidated Balance Sheets at December 30, 1995 and
     December 28, 1996......................................  F-10
  Consolidated Statements of Operations for the years ended
     December 31, 1994, December 30, 1995, the four weeks
     ended January 26, 1996, and the forty-eight weeks ended
     December 28, 1996......................................  F-11
  Consolidated Statements of Shareholders' Equity (Deficit)
     for the years ended December 31, 1994, December 30,
     1995, the four weeks ended January 26, 1996, and the
     forty-eight weeks ended December 28, 1996..............  F-12
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1994, December 30, 1995, the four weeks
     ended January 26, 1996, and the forty-eight weeks ended
     December 28, 1996......................................  F-13
  Notes to Consolidated Financial Statements................  F-14
Sunshine Biscuits, Inc.
  Independent Auditors' Report dated May 15, 1996...........  F-34
     Balance Sheets -- March 31, 1995 and 1996..............  F-35
     Statements of Operations -- Years ended March 31, 1994,
      1995 and 1996.........................................  F-36
     Statements of Stockholder's Equity -- Years ended March
      31, 1994, 1995 and 1996...............................  F-37
     Statements of Cash Flows -- Years ended March 31, 1994,
      1995 and 1996.........................................  F-38
     Notes to Financial Statements -- Years ended March 31,
      1994, 1995 and 1996...................................  F-39

Note: The financial statements listed in the above index for Keebler Foods Company (the "Company") include the financial statements of the Predecessor Company for all periods and dates through January 26, 1996, the date the Company was acquired by INFLO, and the Company for all periods and dates subsequent to January 26, 1996. The Company's operating results have been restated as of and for the forty-eight weeks ended December 28, 1996 to reflect the merger of Keebler Corporation and INFLO Holdings Corporation, as if it had been effective January 26, 1996. This distinction between predecessor/successor financial statements has been made by inserting a double line between such financial statements.

                             KEEBLER FOODS COMPANY

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                              DECEMBER 28,   OCTOBER 4,
                                                                  1996          1997
                                                              ------------   ----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................   $   11,954    $   61,077
  Trade accounts and notes receivable, net..................      137,150       129,785
  Inventories, net:
     Raw materials..........................................       25,296        23,006
     Package materials......................................        9,842        10,949
     Finished goods.........................................       76,054        86,902
     Other..................................................        1,473         2,107
                                                               ----------    ----------
                                                                  112,665       122,964
  Deferred income taxes.....................................       55,929        44,052
  Other.....................................................       19,337        22,741
                                                               ----------    ----------
          Total current assets..............................      337,035       380,619
PROPERTY, PLANT, AND EQUIPMENT, NET.........................      486,080       470,795
TRADEMARKS AND TRADENAMES, NET..............................      158,033       155,043
GOODWILL, NET...............................................       48,280        47,341
PREPAID PENSION.............................................       43,359        42,421
ASSETS HELD FOR SALE........................................        6,785         3,178
OTHER ASSETS................................................       22,502        16,685
                                                               ----------    ----------
          Total assets......................................   $1,102,074    $1,116,082
                                                               ==========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                             KEEBLER FOODS COMPANY

                                  (UNAUDITED)
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                              DECEMBER 28,   OCTOBER 4,
                                                                  1996          1997
                                                              ------------   ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt......................   $   18,570    $   31,265
  Trade accounts payable....................................       96,754        97,815
  Other liabilities and accruals............................      186,893       228,434
  Income taxes payable......................................           --        22,381
  Plant and facility closing costs and severance............       19,860        10,309
                                                               ----------    ----------
          Total current liabilities.........................      322,077       390,204
LONG-TERM DEBT..............................................      439,369       370,582
OTHER LIABILITIES:
  Deferred income taxes.....................................       64,068        49,226
  Postretirement/postemployment obligations.................       56,382        59,138
  Plant and facility closing costs and severance............       16,124        11,602
  Deferred compensation.....................................       18,205        17,075
  Other.....................................................       20,708        16,756
                                                               ----------    ----------
          Total other liabilities...........................      175,487       153,797
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Preferred stock ($.01 par value; 100,000,000 shares
     authorized and none issued)............................           --            --
  Common stock ($.01 par value; 500,000,000 shares
     authorized and 77,638,206 and 77,595,213 shares issued,
     respectively)..........................................          776           776
  Additional paid-in capital................................      148,613       148,538
  Retained earnings.........................................       15,752        52,185
                                                               ----------    ----------
          Total shareholders' equity........................      165,141       201,499
                                                               ----------    ----------
          Total liabilities and shareholders' equity........   $1,102,074    $1,116,082
                                                               ==========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                             KEEBLER FOODS COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                     UBIUS                      COMPANY                             COMPANY
                                ----------------   ---------------------------------   ---------------------------------
                                      FOUR           THIRTY-SIX           FORTY            TWELVE            TWELVE
                                  WEEKS ENDED        WEEKS ENDED       WEEKS ENDED       WEEKS ENDED       WEEKS ENDED
                                JANUARY 26, 1996   OCTOBER 5, 1996   OCTOBER 4, 1997   OCTOBER 5, 1996   OCTOBER 4, 1997
                                ----------------   ---------------   ---------------   ---------------   ---------------
NET SALES.....................      $101,656         $1,171,354        $1,542,157         $452,329          $485,295
COSTS AND EXPENSES:
  Cost of sales...............        54,870            560,719           668,446          217,348           208,345
  Selling, marketing, and
    administrative expenses...        71,427            571,310           770,442          220,197           234,775
  Other.......................           857              4,366             7,115            1,844             2,369
                                    --------         ----------        ----------         --------          --------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS..................       (25,498)            34,959            96,154           12,940            39,806
  Interest (income) from
    affiliates................          (875)                --                --               --                --
  Interest (income)...........            (3)              (399)             (710)              --              (382)
  Interest expense to
    affiliates................           664                 --                --               --                --
  Interest expense............            98             29,055            29,312           10,995             8,179
                                    --------         ----------        ----------         --------          --------
INTEREST EXPENSE (INCOME),
  NET.........................          (116)            28,656            28,602           10,995             7,797
                                    --------         ----------        ----------         --------          --------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME TAX
  EXPENSE.....................       (25,382)             6,303            67,552            1,945            32,009
  Income tax expense..........            --              3,723            28,427            1,143            13,461
                                    --------         ----------        ----------         --------          --------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS BEFORE
  EXTRAORDINARY
  ITEM........................       (25,382)             2,580            39,125              802            18,548
DISCONTINUED OPERATIONS:
  Gain on disposal of the
    Frozen Food businesses,
    net of tax................        18,910                 --                --               --                --
                                    --------         ----------        ----------         --------          --------
INCOME (LOSS) BEFORE
  EXTRAORDINARY ITEM..........        (6,472)             2,580            39,125              802            18,548
EXTRAORDINARY ITEM:
  Loss on early extinguishment
    of debt, net of tax.......            --              1,925             2,692               --                --
                                    --------         ----------        ----------         --------          --------
NET INCOME (LOSS).............      $ (6,472)        $      655        $   36,433         $    802          $ 18,548
                                    ========         ==========        ==========         ========          ========
PRIMARY NET INCOME
  PER SHARE:
  Continuing operations.......                       $     0.03        $     0.48         $   0.01          $   0.22
  Extraordinary item..........                             0.02              0.03               --                --
                                                     ----------        ----------         --------          --------
  Net income..................                       $     0.01        $     0.45         $   0.01          $   0.22
                                                     ==========        ==========         ========          ========
  Weighted average shares
    outstanding...............                           75,502            81,593           80,122            83,696
                                                     ==========        ==========         ========          ========
FULLY DILUTED NET INCOME PER
  SHARE:
  Continuing operations.......                       $     0.03        $     0.46         $   0.01          $   0.22
  Extraordinary item..........                             0.02              0.03               --                --
                                                     ----------        ----------         --------          --------
  Net income..................                       $     0.01        $     0.43         $   0.01          $   0.22
                                                     ==========        ==========         ========          ========
  Weighted average shares
    outstanding...............                           76,067            84,179           80,122            84,195
                                                     ==========        ==========         ========          ========


  The accompanying notes are an integral part of these consolidated financial statements.

                             KEEBLER FOODS COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                           UBIUS                      COMPANY
                                                      ----------------   ---------------------------------
                                                            FOUR           THIRTY-SIX           FORTY
                                                        WEEKS ENDED        WEEKS ENDED       WEEKS ENDED
                                                      JANUARY 26, 1996   OCTOBER 5, 1996   OCTOBER 4, 1997
                                                      ----------------   ---------------   ---------------
CASH FLOWS PROVIDED FROM (USED BY) OPERATING
  ACTIVITIES
  Net income (loss).................................      $ (6,472)         $     655         $  36,433
  Adjustments to reconcile net income (loss) to cash
     from operating activities:
     Depreciation and amortization..................         1,973             33,140            45,523
     Deferred income taxes..........................            --                 --            (2,965)
     Accretion on Seller Note.......................            --              1,665             2,028
     Gain on the disposal of the Frozen Food
       businesses, net of tax.......................       (18,910)                --                --
     Loss on early extinguishment of debt, net of
       tax..........................................            --              1,925             2,692
     (Gain) loss on sale of property, plant, and
       equipment....................................            --                (26)             (422)
  Changes in assets and liabilities:
     Trade accounts and notes receivable, net.......        22,068             22,264             7,365
     Accounts receivable/payable from affiliates,
       net..........................................        (1,941)                --                --
     Inventories, net...............................         4,353            (34,255)          (10,299)
     Recoverable income taxes and income taxes
       payable......................................            25              2,886            24,331
     Other current assets...........................         1,192             (6,353)           (3,404)
     Deferred debt issue costs......................            --             (6,123)           (1,250)
     Trade accounts payable and other current
       liabilities..................................        11,550             21,773            42,417
     Restructuring reserves.........................       (14,469)                --                --
     Plant and facility closing costs and
       severance....................................            --            (32,994)          (14,027)
  Other, net........................................           246              9,554              (313)
                                                          --------          ---------         ---------
       Cash provided from (used by) operating
          activities................................          (385)            14,111           128,109
CASH FLOWS (USED BY) PROVIDED FROM INVESTING
  ACTIVITIES
  Capital expenditures..............................        (3,228)           (17,989)          (26,097)
  Proceeds from property disposals..................           677              3,389             5,306
  Disposition of the Frozen Food businesses.........        67,749                 --                --
  Purchase of Sunshine Biscuits, Inc., net of cash
     acquired.......................................            --           (142,670)               --
  Working capital adjustment paid by UB Investment
     (Netherlands) B.V. ............................            --             32,609                --
                                                          --------          ---------         ---------
       Cash (used by) provided from investing
          activities................................        65,198           (124,661)          (20,791)
CASH FLOWS (USED BY) PROVIDED FROM FINANCING
  ACTIVITIES
  Capital contributions.............................            --                234               (75)
  Long-term debt borrowings.........................            --            220,000           109,750
  Long-term debt repayments.........................        (2,377)          (130,987)         (167,870)
  Revolving Loan facility, net......................       (63,300)            23,600                --
                                                          --------          ---------         ---------
       Cash (used by) provided from financing
          activities................................       (65,677)           112,847           (58,195)
                                                          --------          ---------         ---------
       Increase (decrease) in cash and cash
          equivalents...............................          (864)             2,297            49,123
       Cash and cash equivalents at beginning of
          period....................................         2,978              2,115            11,954
                                                          --------          ---------         ---------
       Cash and cash equivalents at end of period...      $  2,114          $   4,412         $  61,077
                                                          ========          =========         =========

  The accompanying notes are an integral part of these consolidated financial statements.

                             KEEBLER FOODS COMPANY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The consolidated financial statements of Keebler Foods Company (the "Company", "Keebler", "successor company") include the financial statements of UB Investments US Inc. ("UBIUS"), the predecessor company, for the four weeks ended January 26, 1996, the date the Company was acquired by INFLO Holdings Corporation ("INFLO"), and the successor company for the forty weeks ended October 4, 1997 and the thirty-six weeks ended October 5, 1996. The distinction between the predecessor company's and the successor company's consolidated financial statements has been made by inserting a double line between such consolidated financial statements. The consolidated financial statements for the four weeks ended January 26, 1996 include "the Frozen Food businesses", defined as Bernardi Italian Foods Co., The Original Chili Bowl, Inc., and Chinese Food Processing Corporation, all of which were wholly owned subsidiaries of UBIUS prior to their sale on December 31, 1995.

1. BASIS OF PRESENTATION

INTERIM FINANCIAL STATEMENTS

     The unaudited interim consolidated financial statements included herein were prepared pursuant to the rules and regulations for interim reporting under the Securities Exchange Act of 1934. Accordingly, certain information and footnote disclosures normally accompanying the annual financial statements were omitted. The interim consolidated financial statements and notes should be read in conjunction with the annual audited consolidated financial statements and notes thereto. The accompanying unaudited interim consolidated financial statements contain all adjustments, consisting only of normal and necessary adjustments, which in the opinion of management were necessary for a fair statement of the results for the interim periods. Results for the interim periods are not necessarily indicative of results for the full year.

     On November 20, 1997, INFLO was merged into Keebler Corporation ("the Merger"), which subsequently changed its name to Keebler Foods Company. The financial statements for all periods after January 26, 1996 have been restated to reflect the Merger as if it had been effective January 26, 1996. INFLO was legally established as of November 2, 1995, but did not have any operating activity, assets or liabilities until the Keebler acquisition on January 26, 1996.

FISCAL PERIODS PRESENTED

     The Company's fiscal year consists of thirteen four-week periods (52 or 53 weeks) and ends on the Saturday nearest December 31. The first quarter consists of four four-week periods. In 1996, the Keebler acquisition closed on the last day of the first four-week period. The 1996 year-to-date information can be derived from the sum of the thirty-six weeks ended October 5, 1996 of the Company and the four weeks ended January 26, 1996 of UBIUS.

RECLASSIFICATIONS

     Certain reclassifications of prior period data have been made to conform with the current period reporting.

2. ASSETS HELD FOR SALE

     Subsequent to the acquisition of Sunshine Biscuits, Inc. ("Sunshine"), management decided to close and sell the production plant in Santa Fe Springs, California. The land and buildings, which were valued at a fair market value of $3.6 million as of the date of acquisition, were sold on March 27, 1997. No gain or loss was recognized from the sale of the idle facility. The Company is currently seeking a buyer for the manufacturing facility in Atlanta, Georgia which has been held for sale since June 1996. Disposition of the facility is expected to occur before the end of 1998 without a significant gain or loss.

                             KEEBLER FOODS COMPANY

                                  (UNAUDITED)

3. DEBT COMMITMENTS

     Long-term debt consisted of the following at October 4, 1997:

                                           INTEREST RATE    FINAL MATURITY     OCTOBER 4, 1997
                                           -------------   -----------------   ---------------
                                                                               (IN THOUSANDS)
Revolving Loans..........................    Floating      April 7, 2003           $     --
Term Note................................      6.938%      April 7, 2003            230,000
Senior Subordinated Notes................     10.750%      June 15, 2006            125,000
Seller Note..............................     10.000%      January 26, 2007          28,692
Other Senior Debt........................     various      2001-2005                 18,155
                                                                                   --------
                                                                                    401,847
Less: Current maturities.................                                           (31,265)
                                                                                   --------
                                                                                   $370,582
                                                                                   ========

     On April 8, 1997, the Company amended the primary credit financing facility in order to obtain more favorable terms, fees, and interest rates. The Second Amended and Restated Credit Agreement ("Credit Agreement") specifically provides for available borrowings of $380.0 million consisting of a $140.0 million Revolving Loan facility and a $240.0 million Term Note. Any unused borrowings under the Revolving Loan facility are subject to a commitment fee. The current commitment fee will vary from 0.125%-0.375% based on the relationship of debt to adjusted earnings.

     In conjunction with the amendment to the Credit Agreement, Term Notes B and C were extinguished by using $40.0 million of borrowings under the Revolving Loan facility, $109.8 million of increased borrowings against Term Note A, and $3.8 million from cash resources. The Company recorded a before-tax extraordinary charge of $4.6 million related primarily to expensing certain bank fees which were being amortized and which were incurred at the time Term Notes B and C were issued. The related after-tax charge was $2.7 million.

     On November 10, 1997, the Company made a $40.0 million pre-payment of principal on the Term Note. The pre-payment resulted in the recognition of a $0.5 million after-tax extraordinary charge related to the expensing of certain unamortized bank fees which were incurred at the time the Term Note was issued.

4. PLANT AND FACILITY CLOSING COSTS AND SEVERANCE

     As part of acquiring Keebler and Sunshine, management adopted and began executing a plan to reduce costs and inefficiencies. Certain exit costs totaling $77.4 million were provided for in the allocation of the purchase price of both the Keebler and Sunshine acquisitions. Spending against the reserves totaled $14.1 million for the forty weeks ended October 4, 1997 resulting in a remaining balance of $21.9 million, detailed as follows:

                                        STAFF      FACILITY    INFORMATION       LEASE
                                      REDUCTION    CLOSURE       SYSTEM       TERMINATION
                                        COSTS       COSTS      EXIT COSTS        COSTS        TOTAL
                                      ---------    --------    -----------    -----------    --------
                                                              (IN THOUSANDS)
Balance at December 28, 1996......     $ 6,219      $ 3,209      $ 3,771        $22,785      $ 35,984
Charges...........................      (6,219)      (1,271)      (1,537)        (5,046)      (14,073)
                                       -------      -------      -------        -------      --------
Balance at October 4, 1997........     $    --      $ 1,938      $ 2,234        $17,739      $ 21,911
                                       =======      =======      =======        =======      ========

     The plans initiated by management are expected to be completed prior to the end of 1998. Only noncancellable contractual lease obligations are expected to extend beyond 1998, to be paid out over the next eight years concluding in 2004.

                             KEEBLER FOODS COMPANY

                                  (UNAUDITED)

5. SUBSEQUENT EVENT


     The consolidated financial statements reflect the Company's 57.325-for-1 stock split of its Common Stock ("Stock Split") effective January 22, 1998. The Stock Split was effected in the form of a stock dividend. Accordingly, all references in the consolidated financial statements to number of shares, average number of shares outstanding and related prices, per share amounts and common stock option and warrant data have been restated to reflect such changes.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders of Keebler Foods Company

     We have audited the accompanying consolidated balance sheet of UB Investments US Inc. and Subsidiaries as of December 30, 1995 and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the fifty-two week periods ended December 31, 1994 and December 30, 1995 and the four-week period ended January 26, 1996. We have also audited the accompanying consolidated balance sheet of Keebler Foods Company and Subsidiaries as of December 28, 1996 and, the related consolidated statement of operations, shareholders' equity and cash flows for the forty-eight week period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UB Investments US Inc. and Subsidiaries at December 30, 1995 and of Keebler Foods Company and Subsidiaries at December 28, 1996 and the consolidated results of operations and cash flows of UB Investments US Inc. for the fifty-two week periods ended December 31, 1994 and December 30, 1995 and the four week period ended January 26, 1996 and the consolidated results of operations and cash flows of Keebler Foods Company for the forty-eight week period ended December 28, 1996 in conformity with generally accepted accounting principles.

     As described in the notes to the consolidated financial statements, in 1994 UB Investments US Inc. changed its method of accounting for postemployment benefits and spare machinery and equipment parts.

                                          COOPERS & LYBRAND L.L.P.

Chicago, Illinois
December 5, 1997, except for Note 23,
as to which the date is January 22, 1998.

                             KEEBLER FOODS COMPANY

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                 UBIUS             COMPANY
                                                              DECEMBER 30,      DECEMBER 28,
                                                                  1995              1996
                                                              ------------      -------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................     $   2,978       $   11,954
  Trade accounts and notes receivable, net..................       117,293          137,150
  Recoverable income taxes..................................         1,791               --
  Receivables from affiliates...............................         8,073               --
  Inventories, net:
    Raw materials...........................................        10,646           25,296
    Package materials.......................................        11,053            9,842
    Finished goods..........................................        45,517           76,054
    Other...................................................           892            1,473
                                                                 ---------       ----------
                                                                    68,108          112,665
  Deferred income taxes.....................................        35,694           55,929
  Other.....................................................        33,417           19,337
                                                                 ---------       ----------
         Total current assets...............................       267,354          337,035
PROPERTY, PLANT, AND EQUIPMENT, NET.........................       392,727          486,080
TRADEMARKS AND TRADENAMES, NET..............................            --          158,033
GOODWILL, NET...............................................        74,977           48,280
PREPAID PENSION.............................................        23,836           43,359
NOTES RECEIVABLE FROM AFFILIATE.............................       125,000               --
ASSETS HELD FOR SALE........................................        38,950            6,785
OTHER ASSETS................................................         4,042           22,502
                                                                 ---------       ----------
         Total assets.......................................     $ 926,886       $1,102,074
                                                                 =========       ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Commercial paper and revolving credit facilities..........     $ 284,000       $       --
  Current maturities of long-term debt......................         2,475           18,570
  Trade accounts payable....................................        51,877           96,754
  Other liabilities and accruals............................       123,719          186,893
  Restructuring reserves....................................        38,168               --
  Plant and facility closing costs and severance............            --           19,860
  Accounts payable to affiliate.............................         3,016               --
                                                                 ---------       ----------
         Total current liabilities..........................       503,255          322,077
LONG-TERM DEBT..............................................       151,153          439,369
NOTES PAYABLE TO AFFILIATE..................................       105,000               --
OTHER LIABILITIES:
  Deferred income taxes.....................................        43,806           64,068
  Postretirement/postemployment obligations.................        44,603           56,382
  Plant and facility closing costs and severance............            --           16,124
  Deferred compensation.....................................        16,281           18,205
  Other.....................................................        11,031           20,708
                                                                 ---------       ----------
         Total other liabilities............................       115,721          175,487
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Preferred stock ($.01 par value; 100,000,000 shares
    authorized and none issued).............................            --               --
  Common stock ($.01 par value; 500,000,000 shares
    authorized and 77,638,206 shares issued)................         1,000              776
  Additional paid-in capital................................       745,000          148,613
  Retained earnings (deficit)...............................      (694,243)          15,752
                                                                 ---------       ----------
         Total shareholders' equity.........................        51,757          165,141
                                                                 ---------       ----------
         Total liabilities and shareholders' equity.........     $ 926,886       $1,102,074
                                                                 =========       ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                             KEEBLER FOODS COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                   UBIUS                        COMPANY
                                                 -----------------------------------------    ------------
                                                  FIFTY-TWO      FIFTY-TWO        FOUR        FORTY-EIGHT
                                                    WEEKS          WEEKS          WEEKS          WEEKS
                                                    ENDED          ENDED          ENDED          ENDED
                                                 DECEMBER 31,   DECEMBER 30,   JANUARY 26,    DECEMBER 28,
                                                     1994           1995          1996            1996
                                                 ------------   ------------   -----------    ------------
Net Sales......................................   $1,599,675     $1,578,601     $101,656       $1,645,532
COSTS AND EXPENSES:
  Cost of sales................................      705,464        746,754       54,870          774,198
  Selling, marketing, and administrative
     expenses..................................      845,704        884,591       71,427          794,837
  Loss on impairment of Salty Snacks
     business..................................           --         86,516           --               --
  Other........................................        2,115         (1,363)         857            6,347
                                                  ----------     ----------     --------       ----------
INCOME (LOSS) FROM OPERATIONS..................       46,392       (137,897)     (25,498)          70,150
  Interest (income) from affiliates............      (11,385)       (11,376)        (875)              --
  Interest (income)............................         (118)          (151)          (3)            (450)
  Interest expense to affiliates...............       65,195         11,802          664               --
  Interest expense.............................       20,751         27,976           98           38,921
                                                  ----------     ----------     --------       ----------
INTEREST EXPENSE (INCOME), NET.................       74,443         28,251         (116)          38,471
                                                  ----------     ----------     --------       ----------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
  INCOME TAX EXPENSE (BENEFIT).................      (28,051)      (166,148)     (25,382)          31,679
  Income tax expense (benefit).................       (1,134)          (459)          --           14,002
                                                  ----------     ----------     --------       ----------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
  EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES...........................      (26,917)      (165,689)     (25,382)          17,677
DISCONTINUED OPERATIONS:
  Income from operations of discontinued Frozen
     Food businesses, net of tax...............        3,362          7,344           --               --
  Gain on disposal of Frozen Food businesses,
     net of tax................................           --             --       18,910               --
                                                  ----------     ----------     --------       ----------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGES......      (23,555)      (158,345)      (6,472)          17,677
EXTRAORDINARY ITEM:
  Loss on early extinguishment of debt, net of
     tax.......................................           --             --           --            1,925
                                                  ----------     ----------     --------       ----------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES...........................      (23,555)      (158,345)      (6,472)          15,752
  Cumulative effect of accounting changes, net
     of tax....................................          535             --           --               --
                                                  ----------     ----------     --------       ----------
NET INCOME (LOSS)..............................   $  (23,020)    $ (158,345)    $ (6,472)      $   15,752
                                                  ==========     ==========     ========       ==========
NET INCOME PER SHARE:
  Continuing operations........................                                                $     0.23
  Extraordinary item...........................                                                      0.02
                                                                                               ----------
  Net income...................................                                                $     0.21
                                                                                               ==========
WEIGHTED AVERAGE SHARES OUTSTANDING............                                                    76,621
                                                                                               ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                             KEEBLER FOODS COMPANY

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                ADDITIONAL   RETAINED
                                                      COMMON     PAID-IN     EARNINGS
                                                       STOCK     CAPITAL     (DEFICIT)     TOTAL
                                                      -------   ----------   ---------   ---------
BALANCE AT JANUARY 1, 1994 (UBIUS)..................  $ 1,000   $      --    $(512,878)  $(511,878)
  Net loss..........................................       --          --      (23,020)    (23,020)
  Capital contribution from UB Investments
     (Netherlands) B.V..............................       --     300,000           --     300,000
                                                      -------   ---------    ---------   ---------
BALANCE AT DECEMBER 31, 1994 (UBIUS)................    1,000     300,000     (535,898)   (234,898)
  Net loss..........................................       --          --     (158,345)   (158,345)
  Capital contribution from UB Investments
     (Netherlands) B.V..............................       --     445,000           --     445,000
                                                      -------   ---------    ---------   ---------
BALANCE AT DECEMBER 30, 1995 (UBIUS)................    1,000     745,000     (694,243)     51,757
  Net loss for the four weeks.......................       --          --       (6,472)     (6,472)
                                                      -------   ---------    ---------   ---------
BALANCE AT JANUARY 26, 1996 (UBIUS).................    1,000     745,000     (700,715)     45,285
  Write-off of Predecessor Company equity...........   (1,000)   (745,000)     700,715     (45,285)
  Purchase of the Company by INFLO Holdings
     Corporation effective January 26, 1996.........      717     124,284           --     125,001
  Issuance of common stock and warrants to GFI......       57      23,543           --      23,600
  Management investment.............................        2         786           --         788
  Net income for the forty-eight weeks..............       --          --       15,752      15,752
                                                      -------   ---------    ---------   ---------
BALANCE AT DECEMBER 28, 1996 (COMPANY)..............  $   776   $ 148,613    $  15,752   $ 165,141
                                                      =======   =========    =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                             KEEBLER FOODS COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                        UBIUS                       COMPANY
                                                      -----------------------------------------   ------------
                                                       FIFTY-TWO      FIFTY-TWO        FOUR       FORTY-EIGHT
                                                         WEEKS          WEEKS          WEEKS         WEEKS
                                                         ENDED          ENDED          ENDED         ENDED
                                                      DECEMBER 31,   DECEMBER 30,   JANUARY 26,   DECEMBER 28,
                                                          1994           1995          1996           1996
                                                      ------------   ------------   -----------   ------------
CASH FLOWS PROVIDED FROM (USED BY) OPERATING
  ACTIVITIES
  Net income (loss).................................   $  (23,020)    $ (158,345)    $ (6,472)     $   15,752
  Adjustments to reconcile net income (loss) to cash
    from operating activities:
    Depreciation and amortization...................       46,642         47,361        1,973          49,461
    Deferred income taxes...........................        2,057         (1,985)          --          12,254
    Accretion on Seller Note........................           --             --           --           2,246
    Loss on impairment of the Salty Snacks business,
       net of tax...................................           --         86,516           --              --
    Gain on the disposal of the Frozen Food
       businesses, net of tax.......................           --             --      (18,910)             --
    Loss on early extinguishment of debt, net of
       tax..........................................           --             --           --           1,925
    Cumulative effect of accounting changes, net of
       tax..........................................         (535)            --           --              --
  Changes in assets and liabilities:
    Trade accounts and notes receivable, net........        6,673        (11,716)      22,068           3,842
    Accounts receivable/payable from affiliates,
       net..........................................      (20,303)        (4,737)      (1,941)             --
    Inventories, net................................       (4,389)         6,605        4,353          (9,809)
    Recoverable income taxes and income taxes
       payable......................................       22,137         (1,304)          25              --
    Other current assets............................       (4,693)         3,772        1,192           1,644
    Deferred debt issue costs.......................           --             --           --          (8,032)
    Trade accounts payable and other current
       liabilities..................................       (2,200)       (13,304)      11,550          26,105
    Restructuring reserves..........................      (42,262)       (24,122)     (14,469)             --
    Plant and facility closing costs and
       severance....................................           --             --           --         (41,279)
  Other, net........................................        2,525          9,702          246            (553)
                                                       ----------     ----------     --------      ----------
         Cash provided from (used by) operating
           activities...............................      (17,368)       (61,557)        (385)         53,556
CASH FLOWS (USED BY) PROVIDED FROM INVESTING
  ACTIVITIES
  Capital expenditures..............................      (56,016)       (55,386)      (3,228)        (29,352)
  Proceeds from property disposals..................        8,928          2,956          677           8,908
  Disposition of Frozen Food businesses.............           --             --       67,749              --
  Working capital adjustment paid by UB Investment
    (Netherlands) B.V...............................           --             --           --          32,609
  Purchase of Sunshine Biscuits, Inc., net of cash
    acquired........................................           --             --           --        (142,670)
  Other.............................................        1,204             --           --              --
                                                       ----------     ----------     --------      ----------
         Cash (used by) provided from investing
           activities...............................      (45,884)       (52,430)      65,198        (130,505)
CASH FLOWS (USED BY) PROVIDED FROM FINANCING
  ACTIVITIES
  Capital contributions.............................      300,000        445,000           --             788
  Reduction of notes payable to affiliate...........     (300,000)      (445,000)          --              --
  Long-term debt borrowings.........................           --             --           --         220,000
  Long-term debt repayments.........................       (6,894)       (30,078)      (2,377)       (134,000)
  Commercial paper and revolving credit facilities,
    net.............................................       76,300        134,500      (63,300)             --
                                                       ----------     ----------     --------      ----------
    Cash (used by) provided from financing
       activities...................................       69,406        104,422      (65,677)         86,788
                                                       ----------     ----------     --------      ----------
    Increase (decrease) in cash and cash
       equivalents..................................        6,154         (9,565)        (864)          9,839
    Cash and cash equivalents at beginning of
       period.......................................        6,389         12,543        2,978           2,115
                                                       ----------     ----------     --------      ----------
    Cash and cash equivalents at end of period......   $   12,543     $    2,978     $  2,114      $   11,954
                                                       ==========     ==========     ========      ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                             KEEBLER FOODS COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements of the Company include the financial statements of the predecessor company for the years ended December 31, 1994 and December 30, 1995 and the four week period ended January 26, 1996, the date on which UBIUS was acquired by INFLO, and the successor company for the forty-eight week period ended December 28, 1996. The distinction between the predecessor company and successor company consolidated financial statements has been made by inserting a double line between such consolidated financial statements and related footnotes.

1. BASIS OF PRESENTATION

BUSINESS AND OWNERSHIP

     Keebler Foods Company (the "Company", "Keebler", "successor company"), a manufacturer and distributor of food products was acquired by INFLO Holdings Corporation ("INFLO") on January 26, 1996. INFLO is owned by Artal Luxembourg S.
A. ("Artal"), a private investment company, Flowers Industries, Inc. ("Flowers"), a New York Stock Exchange-listed company, Bermore, Limited, a privately held corporation and the parent of G.F. Industries, Inc. ("GFI"), and certain members of the Company's current management. On November 20, 1997, INFLO was merged into Keebler Corporation ("the Merger"), which subsequently changed its name to Keebler Foods Company. The financial statements as of and for the forty-eight weeks ended December 28, 1996 of the Company have been restated to reflect the Merger as if it had been effective January 26, 1996. INFLO was legally established as of November 2, 1995, but did not have any operating activity, assets or liabilities until the Keebler acquisition on January 26, 1996. The Company is comprised of primarily the following wholly-owned subsidiaries: Keebler Company, Shaffer, Clarke & Co., Inc., Bake-Line Products, Inc., Johnston's Ready Crust Company, Sunshine Biscuits, Inc., and Keebler Leasing Corp.

     The Company, formerly UB Investments US Inc. ("UBIUS", "predecessor company"), had previously been owned by UB Investments (Netherlands) B.V., a Dutch Company (See Note 4). UB Investments (Netherlands) B.V. is a member of the worldwide group of affiliated companies owned by United Biscuits (Holdings) plc., a publicly held company in the United Kingdom.

FISCAL YEAR

     The Company's fiscal year consists of thirteen four week periods (52 or 53 weeks) and ends on the Saturday nearest December 31. The Keebler acquisition closed on the last day of the first four week period. As a result of the acquisition, the 1996 fiscal year consists of the forty-eight weeks ended December 28, 1996. The 1994 and 1995 fiscal years of the predecessor company were comprised of 52 weeks.

PRINCIPLES OF CONSOLIDATION

     All subsidiaries are wholly-owned and included in the consolidated financial statements of the Company. Intercompany accounts and transactions have been eliminated.

GUARANTEES OF NOTES

     The subsidiaries of the Company that are not Guarantors of the Senior Subordinated Notes are inconsequential (which means that the total assets, revenues, income or equity of such non-guarantors, both individually and on a combined basis, is less than 3% of the Company's consolidated assets, revenues, income or equity), individually and in the aggregate, to the consolidated financial statements of the Company. The Guarantees are full, unconditional, and joint and several. Separate financial statements of the Guarantors are not presented because management has determined that they would not be material to investors in the Senior Subordinated Notes.

RECLASSIFICATIONS

     Certain reclassifications of prior years' data have been made to conform with the current year reporting.

                             KEEBLER FOODS COMPANY

2. ACQUISITION OF KEEBLER FOODS COMPANY BY INFLO HOLDINGS CORPORATION

     On January 26, 1996, UB Investments (Netherlands) B.V. sold all the stock of UBIUS to INFLO. Subsequent to the acquisition, UBIUS changed its name to Keebler Corporation. On November 20, 1997, INFLO was merged into Keebler Corporation which subsequently changed its name to Keebler Foods Company. The sale specifically excluded the stock of the Frozen Food businesses as well as the Salty Snacks business conducted by Keebler Company and other subsidiaries of UBIUS, as well as the UBIUS finance companies of U.B.H.C., Inc. and U.B.F.C., Inc., also wholly-owned subsidiaries (See Note 4).

     The aggregate gross purchase price of $487.5 million (excluding fees and expenses paid at closing of approximately $15.3 million) was financed by $125 million in equity from INFLO, $200 million in Senior Term Notes, $125 million in Increasing Rate Notes, the assumption of $20.3 million in existing senior indebtedness of the Company and a note payable ("Seller Note") by INFLO to UB Investments (Netherlands) B.V. for $32.5 million. The Seller Note does not bear interest until January 26, 1999, and has been accounted for at a discounted value of $24.4 million. In addition, the Company, subsequent to the purchase by INFLO, received a working capital adjustment of $32.6 million from United Biscuits (Netherlands) B.V. pursuant to the terms of the stock purchase agreement between INFLO and United Biscuits (Netherlands) B.V.

     The Keebler acquisition has been accounted for as a purchase. The total purchase price and the fair value of liabilities assumed have been allocated to the tangible and intangible assets of the Company based on the respective fair values.

     The following provides an allocation of the purchase price:

                                                               (In Millions)
Purchase Price..............................................           $487.5
Less: Net book value of assets acquired.....................            329.5
Less: Asset purchase price allocation
  - Working capital receivable from UB (Netherlands)
     B.V. ..................................................  $ 32.6
  - Inventories.............................................     4.4
  - Deferred income taxes...................................    11.4
  - Property, plant and equipment...........................    45.7
  - Prepaid pension.........................................    33.1
  - Other assets............................................   (14.2)
  - Trademarks and tradenames...............................   104.0    217.0
                                                              ------
Plus: Liability purchase price allocation
  - Other current liabilities and accruals..................     1.1
  - Plant and facility closing costs and severance..........    55.3
  - Deferred income taxes...................................    13.8
  - Postretirement/postemployment obligations...............   (17.5)
  - Other...................................................     6.3     59.0
                                                              ------   ------
Unallocated excess purchase price over fair value of net
  assets acquired...........................................           $  0.0
                                                                       ======

     See Note 3 for the unaudited pro forma consolidated results of operations of the Keebler acquisition.

3. ACQUISITION OF SUNSHINE BISCUITS, INC.

     On June 4, 1996, the Company acquired Sunshine Biscuits, Inc. ("Sunshine") from GFI for an aggregate consideration of $171.7 million (excluding related fees and expenses paid at closing of approximately $2.2 million). The acquisition of Sunshine was funded by $150.3 million in cash, of which $36.3 million was provided by the Company's existing cash sources and $114 million in borrowings under the

                             KEEBLER FOODS COMPANY

3. ACQUISITION OF SUNSHINE BISCUITS, INC. (CONTINUED)
Amended and Restated Credit Agreement (See Note 10). In addition, approximately $23.6 million of common stock and warrants were issued to GFI. Subsequent to the Merger, the stock and warrants held by GFI were transferred to Bermore, Limited and reissued for the same value in the name of the Company. These shares and warrants represent 13.1% of the Company's common stock on a fully diluted basis.

     The acquisition of Sunshine by the Company has been accounted for as a purchase. The total purchase price and the fair value of liabilities assumed have been allocated to the tangible and intangible assets of Sunshine based on the respective fair values. The acquisition resulted in goodwill of $48.8 million, which is being amortized over a 40-year period.

     The following provides an allocation of the purchase price:

                                                              (In Millions)
Purchase Price..............................................          $171.7
Less: Net book value of assets acquired.....................            92.8
Less: Asset purchase price allocation
  - Trade accounts receivable...............................  $ 0.3
  - Inventories.............................................    3.6
  - Deferred income taxes...................................    8.4
  - Property, plant, and equipment..........................    9.5
  - Other assets............................................   (3.8)
  - Trademarks and tradenames...............................   57.0     75.0
                                                              -----
Plus: Liability purchase price allocation
  - Other current liabilities and accruals..................    8.4
  - Plant and facility closing costs and severance..........   22.1
  - Deferred income taxes...................................   (8.3)
  - Pension obligation......................................    5.0
  - Postretirement/postemployment obligations...............   17.8
  - Other...................................................   (0.1)    44.9
                                                              -----   ------
Unallocated excess purchase price over fair value of net
  assets acquired...........................................          $ 48.8
                                                                      ======

     Results of operations for Sunshine from June 4, 1996 to December 28, 1996 have been included in the consolidated statements of operations. The following unaudited pro forma information has been prepared assuming the acquisition had taken place at January 1, 1995. The unaudited pro forma information includes adjustments for interest expense that would have been incurred to finance the purchase, additional depreciation of the property, plant, and equipment acquired, and amortization of the trademarks, tradenames, and goodwill arising from the acquisition. The unaudited pro forma consolidated results of operations are not necessarily indicative of the results that would have been had the Keebler and Sunshine acquisitions been effected on the assumed date.

                                                                       UNAUDITED
                                                                  FOR THE YEAR ENDED
                                                              ---------------------------
                                                              DECEMBER 30,   DECEMBER 28,
                                                                  1995           1996
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Net sales...................................................   $2,213,574     $1,979,105
Loss from continuing operations before income taxes.........   $ (241,323)    $   (8,652)
Net loss....................................................   $ (253,924)    $   (5,440)

                             KEEBLER FOODS COMPANY

4. PREDECESSOR COMPANY

     UBIUS, the predecessor company to Keebler Foods Company, was formed in 1992 as a result of the legal restructuring of United Biscuit (Holdings) plc.'s operations in the United States. UBIUS received the stock of the subsidiaries in exchange for the $850 million in debt with UB Investments (Netherlands) B.V. as well as all of the capital stock of UBIUS.

     On May 20, 1995, the predecessor company adopted plans to sell the Salty Snacks business. On January 24, 1996, the predecessor company sold to Kelly Food Products, Inc. selected assets of the Salty Snacks business including the production plant in Bluffton, Indiana, trademarks and other intangibles related to the business, inventory and property, plant and equipment including selected assets related to the convenience sales division.

     During July, 1995, the predecessor company adopted plans to discontinue the operations of its Frozen Food businesses. On January 9, 1996, UB Investments (Netherlands) B.V. sold the assets and stock of Bernardi Italian Foods Co., The Original Chili Bowl, Inc., Chinese Food Processing Corporation (wholly-owned subsidiaries collectively known as the Frozen Food businesses) and certain assets of Keebler Company to Windsor Food Company Ltd. The sale was effective as of December 31, 1995.

     On December 5, 1995, Shaffer, Clarke & Co., Inc. ("Shaffer, Clarke"), a wholly-owned subsidiary, sold certain assets related to Shaffer, Clarke's KA-ME business to Liberty Richter, Inc. for a gain of $2.6 million. These assets included inventory, contractual rights, and other intellectual property.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS

     All highly liquid instruments purchased with an original maturity of three months or less are classified as cash equivalents. The carrying amount of cash equivalents approximates fair value due to the relatively short maturity of these investments.

TRADE ACCOUNTS RECEIVABLE

     Substantially all of the Company's trade accounts receivable are from retail dealers and wholesale distributors. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Trade accounts receivable, as shown on the consolidated balance sheets, were net of allowances of $3.6 million as of December 30, 1995 and $5.4 million as of December 28, 1996.

INVENTORIES

     Inventories are stated at the lower of cost or market with cost determined principally by the last-in, first-out ("LIFO") method. Inventories stated under the LIFO method represent approximately 84% of total inventories in 1995 and 91% of total inventories in 1996. Because the Company has adopted a natural business unit single pool approach to determining LIFO inventory cost, classification of the LIFO reserve by inventory component is impractical. The excess of the current production cost of inventories over LIFO cost was approximately $17.6 million at December 30, 1995. There was no reserve required at December 28, 1996 to state inventory on a LIFO basis.

     At December 30, 1995 and December 28, 1996, inventories are shown net of an allowance for slow-moving and aged inventory of $0.6 million and $5.5 million, respectively.

                             KEEBLER FOODS COMPANY

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost at December 30, 1995. Property, plant and equipment was adjusted to fair market value due to the Keebler and Sunshine acquisitions. Depreciation expense is computed using the straight-line method based on the estimated useful lives of the depreciable assets. Certain facilities and equipment held under capital leases are classified as property, plant, and equipment and amortized using the straight-line method over the lease terms, and the related obligations are recorded as liabilities. Lease amortization is included in depreciation expense.

TRADEMARKS AND TRADENAMES

     Trademarks and tradenames are amortized on a straight-line basis over a period of 40 years. Accumulated amortization of trademarks and tradenames was $0.1 million and $3.1 million as of December 30, 1995 and December 28, 1996, respectively.

GOODWILL

     Goodwill shown in the consolidated financial statements at December 30, 1995 related to the excess cost over the fair value of tangible net assets acquired in the purchases of Johnson Ready Crust, Bake-Line Products, Inc., and the Frozen Food businesses. At December 28, 1996, goodwill reflects the excess cost over the fair value of the tangible net assets acquired from the Sunshine purchase. Goodwill is amortized on a straight-line basis over a period of 40 years. Accumulated amortization of goodwill was $31.4 million and $0.5 million as of December 30, 1995 and December 28, 1996, respectively.

RESEARCH AND DEVELOPMENT

     Activities related to new product development and major improvements to existing products and processes are expensed as incurred and were $15.1 million in 1994, $14.5 million in 1995, $0.6 million for the four weeks ended January 26, 1996 and $4.3 million for the forty-eight weeks ended December 28, 1996.

ADVERTISING AND CONSUMER PROMOTION

     Advertising and consumer promotion costs are generally expensed when incurred. Production costs for advertising are deferred until the first run of the advertisement. There were no deferred advertising costs at December 30, 1995 and December 28, 1996. Advertising and consumer promotion expense was $72.3 million in 1994, $87.9 million in 1995, $5.1 million for the four weeks ended January 26, 1996 and $33.3 million for the forty-eight weeks ended December 28, 1996.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company enters into derivative financial transactions to hedge existing or future exposures to changes in commodity prices. The Company does not enter into derivative transactions for speculative purposes. Gains and losses on commodity futures and options transactions are deferred until the contracts are liquidated (See Note 21).

INCOME TAXES

     The consolidated financial statements reflect the application of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting For Income Taxes". The Company files a consolidated federal income tax return.

                             KEEBLER FOODS COMPANY

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
NET INCOME PER SHARE

     On July 29, 1997, the Board of Directors of the Company approved a 1 for 10 reverse stock split. All per share and related amounts contained in these financial statements and notes have been adjusted to reflect this stock split.

     Net income (loss) per common share is calculated using the weighted average number of common and common equivalent shares outstanding during each period. The common equivalent shares relate to the 1996 Stock Option Plan and the warrant issued in connection with the Sunshine acquisition and are calculated using the treasury stock method.

USE OF ESTIMATES

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

IMPAIRMENT OF LONG-LIVED ASSETS

     In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

6. CHANGES IN ACCOUNTING POLICIES

     Effective January 2, 1994, the predecessor company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits". The predecessor company recorded a $4 million pre-tax obligation as a cumulative effect of accounting change, resulting in an after-tax charge of $2.5 million. Prior to this date, these expenses were recognized on a pay-as-you-go basis.

     As of December 31, 1994, the predecessor company adopted a policy of capitalizing spare machinery and equipment parts. Previously, spare machinery and equipment parts were expensed when purchased. The new policy was adopted in order to bring the predecessor company in conformity with the predecessor company guidelines and to match the cost with the associated benefit of these supplies. Expense is recognized as the parts are used. Adoption of the new policy resulted in a pre-tax benefit of $5 million, $3 million net of income tax.

7. PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment, including related accumulated depreciation follows:

                                                              DECEMBER 30,   DECEMBER 28,
                                                                  1995           1996
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Land........................................................   $  12,899       $ 16,344
Buildings...................................................     156,200        126,824
Machinery and equipment.....................................     531,007        301,588
Office furniture and fixtures...............................      49,620         54,985
Delivery equipment..........................................       6,150          6,785
Construction in progress....................................      37,264         23,980
                                                               ---------       --------
                                                                 793,140        530,506
Accumulated depreciation....................................    (400,413)       (44,426)
                                                               ---------       --------
                                                               $ 392,727       $486,080
                                                               =========       ========

                             KEEBLER FOODS COMPANY

7. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
     Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets. Buildings are depreciated over a useful life of ten to forty years. Machinery and equipment is depreciated over a useful life of eight to twenty-five years. Office furniture and fixtures are depreciated over useful lives of five to fifteen years. Delivery equipment is depreciated over a twelve year life.

8. ASSETS HELD FOR SALE

     During 1995, the predecessor company adopted plans to sell the Salty Snacks business. The decision to sell the Salty Snacks business was based on the overcapacity in a highly competitive industry. Late in 1995, it was determined that the predecessor company would not be able to sell the three operating Salty Snack plants as a single unit. A buyer was found for selected assets, which included the production plant in Bluffton, Indiana. The remaining production plants were closed down. The aggregate carrying amount of the net assets held for sale was $116.5 million. The assets held for sale primarily included inventory and property, plant, and equipment. The predecessor company recorded an impairment loss of $86.5 million for the expected costs associated with exiting the Salty Snacks business. The charge was comprised of $77.6 million related to the write-down of the net assets to their net realizable value of $38.9 million. In addition, $8.9 million was recorded for the estimated severance and other costs associated with the liquidation of the Salty Snacks business. The $38.9 million of Salty Snack assets held for sale were not included in the net assets acquired by the Company as part of the acquisition.

     Since the Keebler acquisition, management has executed a strategic plan to reduce inefficiencies. In June 1996, the Company, in an effort to reduce excess capacity, closed the manufacturing facility in Atlanta, Georgia. At December 28, 1996, the estimated fair value of land and buildings held for sale was $3.2 million, net of $0.3 million for selling costs. Similarly, after the acquisition of Sunshine, management decided to close the production plant in Santa Fe Springs, California due to overcapacity. The fair market value of land and buildings held for sale at December 28, 1996 was $3.6 million. The Santa Fe Springs, California facility was subsequently sold on March 27, 1997. Disposition of the Atlanta, Georgia manufacturing facility is expected to occur before the end of 1998 without a significant gain or loss.

9. OTHER CURRENT LIABILITIES AND ACCRUALS

     Other current liabilities and accruals consisted of the following at December 30, 1995 and December 28, 1996:

                                                              DECEMBER 30,   DECEMBER 28,
                                                                  1995           1996
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Self insurance reserves.....................................    $ 53,737       $ 58,527
Employee compensation.......................................      28,364         42,555
Marketing and consumer promotions...........................      28,618         45,892
Taxes, other than income....................................       7,196         10,555
Interest....................................................       2,751          9,887
Postretirement/Postemployment benefit obligation............       2,816          5,523
Reclamations................................................          --          4,321
Other.......................................................         237          9,633
                                                                --------       --------
                                                                $123,719       $186,893
                                                                ========       ========

     The Company obtains insurance to manage potential losses and liabilities related to workers' compensation, health and welfare claims, and general product and vehicle liability. The Company has elected to retain a significant portion of the expected losses through the use of deductibles and stop-loss limitations. Provisions

                             KEEBLER FOODS COMPANY

9. OTHER CURRENT LIABILITIES AND ACCRUALS (CONTINUED) for losses expected under these programs are recorded based on the Company's estimates of aggregate liability for claims incurred. These estimates utilize the Company's prior experience and actuarial assumptions provided by the Company's insurance carrier. The total estimated liability for these losses at December 30, 1995 and December 28, 1996 was $53.7 million and $58.5 million, respectively, and is included in other current liabilities and accruals. The Company has collateralized its liability for potential workers' compensation claims in several states by obtaining standby letters of credit which aggregate to approximately $17 million.

10. DEBT AND LEASE COMMITMENTS

     Long-term debt consisted of the following at December 30, 1995 and December 28, 1996:

                                                                     DECEMBER 30,   DECEMBER 28,
                                 INTEREST RATE     FINAL MATURITY        1995           1996
                                 -------------    ----------------   ------------   ------------
                                                                           (IN THOUSANDS)
Term-A Loans...................   7.380-7.875%    January 31, 2002     $     --       $132,875
Term-B Loans...................   7.880-8.375        July 31, 2003           --         89,400
Term-C Loans...................   8.130-8.625        July 31, 2004           --         64,575
Senior Subordinated Notes......        10.750         July 1, 2006           --        125,000
Seller Note....................        10.000     January 26, 2007           --         26,664
Other Senior Debt..............       various            2001-2005       16,416         14,290
Private Placement Notes........         9.000          May 1, 2001      125,000             --
Capital Lease Obligations......       various            1997-2008        6,800          5,135
Other..........................                                           5,412             --
                                                                       --------       --------
                                                                        153,628        457,939
Less: Current maturities.......                                           2,475         18,570
                                                                       --------       --------
                                                                       $151,153       $439,369
                                                                       ========       ========

     The Company's primary credit financing as of December 28, 1996 was provided by a $447.9 million Amended and Restated Credit Agreement ("Credit Agreement") consisting of a $155 million Revolving Loan facility and three Term Loans (Term Loans A, B and C) of which the current outstanding balance aggregates to $286.9 million. Interest on the Revolving Loans and Term Loans is calculated based on a Base Rate plus applicable margin. The Base Rate can, at the Company's option, be
1) the higher of the base domestic lending rate as established by the Administrative Agent for the Lenders under the Credit Agreement, or the Federal Funds Rate plus one-half of one-percent, or 2) a reserve percentage adjusted LIBO Rate as offered by the Administrative Agent's office in London. Base Rate loan interest rates fluctuate immediately based upon a change in the established Base Rate by the Administrative Agent. The Credit Agreement requires the Company to meet certain financial covenants including net worth; earnings before interest, taxes, depreciation and amortization; and cash flow and interest coverage ratios.

     As of December 28, 1996, the Company had a Revolving Loan facility with an available balance of $155 million. Actual available borrowings under the Revolving Loan facility can be reduced by the level of qualifying working capital as defined in the Company's Amended and Restated Credit Agreement. This gross available balance is further reduced by certain letters of credit totaling $10.9 million and outstanding borrowings. There were no amounts outstanding under this facility as of December 28, 1996.

     Any unused borrowings under the Revolving Loan facility are subject to a commitment fee, which will vary from 0.25%-0.5% based on the relationship of debt to adjusted earnings.

                             KEEBLER FOODS COMPANY

10. DEBT AND LEASE COMMITMENTS (CONTINUED)
     On January 30, 1996, the Company entered into a swap transaction with the Bank of Nova Scotia, who also serves as the Administrative Agent for the Lenders under the Credit Agreement. The swap transaction had the effect of converting the base rate on $170 million of the Term Loans to a fixed rate obligation of 5.0185% plus applicable margin through February 1, 1999. The maturity date on the swap transaction can be extended to February 1, 2001 at the option of the Bank of Nova Scotia on January 28, 1999.

     The Increasing Rate Notes issued to finance the Keebler acquisition were repaid in June 1996 with the proceeds from a private placement offering for new 10.75% Senior Subordinated Notes due 2006 ("the Private Notes"). The Company recorded a before-tax extraordinary loss of $3.2 million on the early extinguishment of the Increasing Rate Notes. The loss consists primarily of bank fees incurred at the time the Increasing Rate Notes were issued. The after-tax loss was $1.9 million.

     On October 23, 1996, pursuant to an exchange and registration rights agreement, the Company registered its 10.75% Senior Subordinated Notes due 2006 ("the Notes") under the Securities Act of 1933 in exchange for the Private Notes. The Notes were issued under an indenture dated June 15, 1996 between the Company, the Company's Restricted Subsidiaries (as defined in the indenture), and the U.S. Trust Company of New York, as trustee. The Notes are unsecured senior subordinated obligations of the Company guaranteed by the Restricted Subsidiaries. Interest on the Notes will be paid semi-annually on January 1 and July 1 of each year, commencing January 1, 1997. At the Company's option, up to 35.0% of the aggregate original principal of the Notes can be redeemed at a redemption price of 110.0% on or prior to July 1, 1999 following a public equity offering.

     In addition, the Company's ability to pay dividends or make other distributions on its Common Stock is limited by the terms of the indenture governing the Notes to an amount equal to 50% of the consolidated net income of the Company for the relevant period, subject to other limitations.

     As a result of the Merger, the Company assumed the $32.5 million Seller Note previously held by INFLO. The Seller Note does not bear interest until January 26, 1999 and was recorded at a discounted value of $24.4 million on January 26, 1996. The discount is being amortized over three years at an effective interest rate of 10.0%.

     In 1995, the predecessor company maintained a commercial paper program in the United States supported by a line of credit agreement which was guaranteed by United Biscuits (Holdings) plc. The line of credit agreement totaled $200 million as of December 30, 1995. The agreement could be canceled at any time. The commercial paper had a weighted average interest rate of 5.9% during 1995. The interest rate was 6.1% for year-end 1995. The predecessor company had $184 million of outstanding borrowings under this program as of December 30, 1995.

     Furthermore, during 1995, the predecessor company, along with other United Biscuits (Holdings) plc. affiliated companies, had access to a revolving credit agreement in Europe which was guaranteed by United Biscuits (Holdings) plc. Available borrowings under this agreement were limited by total United Biscuits (Holdings) plc. borrowings. Maximum borrowings available under this agreement were $300 million as of year-end 1995. This agreement had a weighted average interest rate of 6.2% during 1995. The interest rate at year-end was 6.0% for 1995. The predecessor company had $100 million of outstanding borrowings under this program as of December 30, 1995.

     During 1995, the predecessor company prepaid $25.1 million of long-term debt.

     Interest of $111.1 million, $37.6 million, $3.8 million, and $25.2 million was paid on debt, including notes payable to affiliates (see Note 11), for the years ended December 31, 1994 and December 30, 1995, the four weeks ended January 26, 1996, and the forty-eight weeks ended December 28, 1996, respectively.

                             KEEBLER FOODS COMPANY

10. DEBT AND LEASE COMMITMENTS (CONTINUED)
     Aggregate scheduled annual maturities of long-term debt as of December 28, 1996 are as follows:

                                                              (IN THOUSANDS)
1997........................................................     $ 18,570
1998........................................................       22,940
1999........................................................       29,175
2000........................................................       33,865
2001........................................................       42,255
2002 and thereafter.........................................      311,134
                                                                 --------
                                                                 $457,939
                                                                 ========

     Assets recorded under capitalized lease agreements and equipment purchase obligations included in property, plant, and equipment consist of the following:

                                                              DECEMBER 30,   DECEMBER 28,
                                                                  1995           1996
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Land........................................................    $  1,246       $ 1,209
Buildings...................................................       8,700         2,881
Machinery and equipment.....................................      21,424         6,361
Other leased assets.........................................       1,213           259
                                                                --------       -------
                                                                  32,583        10,710
Accumulated amortization....................................     (21,397)       (1,000)
                                                                --------       -------
                                                                $ 11,186       $ 9,710
                                                                ========       =======

     Future minimum lease payments under scheduled capital and operating leases that have initial or remaining noncancellable terms in excess of one year are as follows:

                                                              CAPITAL      OPERATING
                                                              LEASES        LEASES
                                                              -------      ---------
                                                                  (IN THOUSANDS)
1997........................................................  $   238      $ 23,858
1998........................................................      258        19,375
1999........................................................      278        16,567
2000........................................................      349        14,523
2001........................................................      366        11,924
2002 and thereafter.........................................    5,813        30,753
                                                              -------      --------
Total minimum payments......................................    7,302      $117,000
                                                                           ========
Amount representing interest................................   (2,167)
                                                              -------
Obligations under capital lease.............................    5,135
Obligations due within one year.............................      (25)
                                                              -------
Long-term obligations under capital leases..................  $ 5,110
                                                              =======

     Rent expense for all operating leases was $38.8 million, $37.4 million, $2.7 million and $30.1 million for the years ended December 31, 1994 and December 30, 1995, the four weeks ended January 26, 1996, and the forty-eight weeks ended December 28, 1996, respectively.

                             KEEBLER FOODS COMPANY

11. NOTES RECEIVABLE AND PAYABLE TO AFFILIATE

     At December 31, 1995, U.B.H.C., Inc. held $125 million in notes receivable from UB Investments plc., an affiliated entity of United Biscuits (Holdings) plc. These notes, which carried an interest rate of 9%, represented unsecured obligations of UB Investments plc. and were due May 1, 2001. The note receivable was settled as of the Keebler acquisition.

     As part of the 1992 reorganization of United Biscuits (Holdings) plc. operations in the United States, UBIUS had received the stock of its subsidiaries in exchange for two notes payable. There was a $300 million note payable to UB Investments, plc. which carried an interest rate of 9.75% due on September 20, 2002 and a $550 million note payable due to UB Investments, plc. with a 8.24% rate of interest due in seven annual installments with the final installment due on September 20, 1999.

     On September 7, 1994, the predecessor company received a capital contribution of $300 million from U.B. Investments (Netherlands) B.V. and used the capital contribution to repay the $300 million note. On February 1, 1995, the predecessor company received a capital contribution of $445 million from U.B. Investments (Netherlands) B.V. which was used by the predecessor company to make payments against the $550 million note which would have been due in years 1995, 1996, 1997, 1998 and a portion of the payment due in 1999 leaving one payment for the balance of $105 million note due September 1999. The remaining note payable balance was settled as of the Keebler acquisition.

12. PLANT AND FACILITY CLOSING COSTS AND SEVERANCE

     As part of acquiring Keebler and Sunshine, management adopted and began executing a plan to reduce costs and inefficiencies. Certain exit costs totaling $77.4 million were provided for in the allocation of the purchase price of both the Keebler and Sunshine acquisitions. Management's plan included company-wide staff reductions, the closure of manufacturing, distribution, and sales force facilities, and information system exit costs.

     Severance, outplacement, and other related costs associated with staff reductions were estimated at $30.7 million. Costs incurred related to closing the Atlanta, Georgia and Santa Fe Springs, California manufacturing facilities, which include primarily severance and carrying costs, are expected to total $13.0 million. The carrying and lease termination costs associated with the closure of distribution and sales force facilities were estimated at $26.9 million. In addition, the Company expects to incur $6.8 million in lease costs related to exiting legacy information systems. Spending against reserves established totaled $41.5 million resulting in a balance of $36.0 million at December 28, 1996, detailed as follows:

                                       STAFF      FACILITY    INFORMATION       LEASE
                                     REDUCTION    CLOSURE       SYSTEM       TERMINATION
                                       COSTS       COSTS      EXIT COSTS        COSTS        TOTAL
                                     ---------    --------    -----------    -----------    --------
                                                             (IN THOUSANDS)
Liabilities provided for in the
  allocation of the purchase
  price of the Keebler
  acquisition on January 26,
  1996...........................    $ 22,760     $ 12,069      $ 6,809        $13,700      $ 55,338
Liabilities provided for in the
  allocation of the purchase
  price of the Sunshine
  acquisition on June 4, 1996....       7,975          929           --         13,240        22,144
Charges..........................     (24,516)      (9,789)      (3,038)        (4,155)      (41,498)
                                     --------     --------      -------        -------      --------
Balance at December 28, 1996.....    $  6,219     $  3,209      $ 3,771        $22,785      $ 35,984
                                     ========     ========      =======        =======      ========

                             KEEBLER FOODS COMPANY

12. PLANT AND FACILITY CLOSING COSTS AND SEVERANCE (CONTINUED)
     The plans initiated by management are expected to be completed prior to the end of 1998. Only noncancellable lease obligations are expected to extend beyond 1998, to be paid out over the next eight years concluding in 2004.

13. EMPLOYEE BENEFIT PLANS

     The Company maintains a trusteed, noncontributory pension plan covering certain salaried and hourly-paid employees. Assets held by the plan consist primarily of common stocks, collective trust funds, government securities, bonds, and guaranteed insurance contracts. Benefits provided under the defined-benefit pension plan are primarily based on years of service and the employee's final level of compensation. The Company's funding policy is to contribute annually not less than the ERISA minimum funding requirements. Effective September 30, 1996, the Sunshine Biscuits, Inc. Pension Plan was merged with the Retirement Plan for Salaried and Certain Hourly-Paid Employees of Keebler Company.

     Pension expense included the following components:

                                                                      FOUR WEEKS     FORTY-EIGHT
                                         YEAR ENDED     YEAR ENDED       ENDED       WEEKS ENDED
                                        DECEMBER 31,   DECEMBER 30,   JANUARY 26,   DECEMBER 28,
                                            1994           1995          1996           1996
                                        ------------   ------------   -----------   -------------
                                                             (IN THOUSANDS)
Service cost..........................    $  7,888       $  6,611       $   599       $  7,711
Interest cost.........................      13,374         13,877         1,133         21,338
Actual return on plan assets..........      (9,295)       (43,661)       (1,693)       (12,752)
Net amortization of transition
  obligation..........................         616            616            47             --
Deferral of (gains) losses............     (10,407)        24,468            --        (15,495)
Prior service cost....................        (512)          (155)          (12)            --
Net gain..............................          --           (437)           --             --
                                          --------       --------       -------       --------
Pension expense.......................    $  1,664       $  1,319       $    74       $    802
                                          ========       ========       =======       ========

     The funded status of the Company's pension plan and amounts recognized in the consolidated balance sheets are as follows:

                                                              DECEMBER 30,   DECEMBER 28,
                                                                  1995           1996
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Actuarial present value of accumulated benefit obligation:
  Vested....................................................   $(136,131)     $(366,253)
  Nonvested.................................................     (24,109)        (7,255)
                                                               ---------      ---------
                                                               $(160,240)     $(373,508)
                                                               =========      =========
Projected benefit obligation................................   $(201,267)     $(408,060)
Plan assets at fair value...................................     241,604        464,433
                                                               ---------      ---------
Plan assets greater than projected benefit obligation.......      40,337         56,373
Unrecognized transition obligation..........................       3,682             --
Unrecognized prior service..................................      (1,123)            --
Unrecognized net gain.......................................     (19,060)       (13,014)
                                                               ---------      ---------
Prepaid pension.............................................   $  23,836      $  43,359
                                                               =========      =========

                             KEEBLER FOODS COMPANY

13. EMPLOYEE BENEFIT PLANS (CONTINUED)
     Assumptions used in accounting for the defined-benefit pension plan at each of the respective period-ends are as follows:

                                                                                     FORTY-EIGHT
                                                                       FOUR WEEKS       WEEKS
                                          YEAR ENDED     YEAR ENDED       ENDED         ENDED
                                         DECEMBER 31,   DECEMBER 30,   JANUARY 26,   DECEMBER 28,
                                             1994           1995          1996           1996
                                         ------------   ------------   -----------   ------------
Discount rate..........................    7.75-8.5%          7.5%          7.5%          7.5%
Rate of compensation level increases...     4.4-6.0       4.0-6.0           4.0           4.0
Expected long-term rate of return on
  plan assets..........................    8.0-10.0       8.0-9.0          10.0           8.6

     As of December 31, 1995, included in plan assets were real estate investments of $7.2 million in two distribution centers which are under two operating leases to a subsidiary of UBIUS. The plan assets, as of December 28, 1996, include a real estate investment of $3.1 million in a distribution center which is under an operating lease to the Company.

     The Company, in addition to the defined-benefit pension plan, also maintains an unfunded supplemental retirement plan for certain highly compensated executives. Benefits provided are based on years of service. Vesting is graduated depending on termination after age 55.

     The supplemental retirement plan expense includes the following components:

                                                                                     FORTY-EIGHT
                                                                       FOUR WEEKS       WEEKS
                                          YEAR ENDED     YEAR ENDED       ENDED         ENDED
                                         DECEMBER 31,   DECEMBER 30,   JANUARY 26,   DECEMBER 28,
                                             1994           1995          1996           1996
                                         ------------   ------------   -----------   ------------
                                                              (IN THOUSANDS)
Service cost...........................     $  126         $  452          $ 35          $ --
Interest cost..........................        710            854            66           637
Net amortization of transition
  obligation...........................        110            111             8            --
Prior service cost.....................        134            170            13            --
                                            ------         ------          ----          ----
Plan expense...........................     $1,080         $1,587          $122          $637
                                            ======         ======          ====          ====

                             KEEBLER FOODS COMPANY

13. EMPLOYEE BENEFIT PLANS (CONTINUED)
     The unfunded status of the supplemental retirement plan and the amounts recognized in the consolidated balance sheets are as follows:

                                                              DECEMBER 30,   DECEMBER 28,
                                                                  1995           1996
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Actuarial present value of accumulated benefit obligation
  Vested....................................................    $(11,301)      $(10,028)
  Nonvested.................................................          --             --
                                                                --------       --------
                                                                $(11,301)      $(10,028)
                                                                ========       ========
Projected benefit obligation................................    $(12,077)      $ (9,890)
Plan assets at fair value...................................          --             --
                                                                --------       --------
Projected benefit obligation in excess of plan assets.......     (12,077)        (9,890)
Unrecognized transition obligation..........................         664             --
Unrecognized prior service cost.............................       1,307             --
Unrecognized net (gain) loss................................       1,732           (754)
                                                                --------       --------
Plan obligation included in other liabilities...............    $ (8,374)      $(10,644)
                                                                ========       ========

     Assumptions used in accounting for the supplemental retirement plan at each of the respective period-ends are as follows:

                                                                                     FORTY-EIGHT
                                                                       FOUR WEEKS       WEEKS
                                          YEAR ENDED     YEAR ENDED       ENDED         ENDED
                                         DECEMBER 31,   DECEMBER 30,   JANUARY 26,   DECEMBER 28,
                                             1994           1995          1996           1996
                                         ------------   ------------   -----------   ------------
Discount rate..........................      8.5%           7.5%           7.5%          7.5%
Rate of compensation level increase....      4.5            4.0            4.0           4.0

     Contributions are also made by the Company to a retirement program for Grand Rapids union employees. Benefits provided under the plan are based on a flat monthly amount for each year of service and are unrelated to compensation. Contributions are made based on a negotiated hourly rate. In 1994, 1995, the four weeks ended January 26, 1996, and the forty-eight weeks ended December 28, 1996, the Company expensed contributions of $2.3 million, $2.5 million, $0.2 million, and $2.3 million, respectively.

     The Company contributes to various multiemployer union administered defined-benefit and defined-contribution pension plans. Benefits provided under the multiemployer pension plans are generally based on years of service and employee age. Expense under these plans was $8.7 million, $9.6 million, $0.9 million, and $7.8 million in 1994, 1995, the four weeks ended January 26, 1996 and the forty-eight weeks ended December 28, 1996, respectively.

     The Company also offers certain employees participation in the Keebler Company Salaried Savings Plan, a defined-contribution plan. Prior to July 1, 1995, certain nonunion employees who met length-of-service requirements could elect to participate in the plan. Currently, participation in the plan can be elected immediately. Contributions, made by participants with no company matching, are based on an elected percentage of the participants' compensation within a specified range. Expenses incurred by the Company to administer the plan are nominal.

     During 1996, the Company matched a portion of employee contributions to a defined contribution savings plan for qualified salaried employees of Sunshine. Contributions made by the Company were not to exceed 6%

                             KEEBLER FOODS COMPANY

13. EMPLOYEE BENEFIT PLANS (CONTINUED)
of gross wages. The Company also provides a savings plan for certain hourly employees of Sunshine which provides no matching company contributions. Expenses in 1996 for the plans were nominal.

     A Voluntary Employee Beneficiary Association ("VEBA") provides health and welfare benefits for certain Sunshine employees. Payments made by the Company to the VEBA relating to future employee benefits are included in other assets. The Company's policy is to fund the VEBA based on actual expenses of the preceding year to the extent deductible under current federal income tax laws. The Company funded $10 million during the forty-eight weeks ended December 28, 1996.

     The Company also makes contributions to a money purchase pension plan for certain hourly and salaried employees of Bake-Line Products, Inc. Contributions are based on 4% of employees' annual salary. Expenses paid by the Company to administer the plan were nominal.

14. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

     The Company provides certain medical and life insurance benefits for eligible retired employees. The medical plan, which covers nonunion employees with ten or more years of service, is a comprehensive indemnity-type plan. The plan incorporates up-front deductible, coinsurance payments, and employee contributions which are based on length of service. The life insurance plan offers a small amount of coverage versus the amount the employees had while employed. The Company does not fund the plan.

     The net periodic postretirement benefit expense includes the following components:

                                                                           FOUR       FORTY-EIGHT
                                                                           WEEKS         WEEKS
                                           YEAR ENDED     YEAR ENDED       ENDED         ENDED
                                          DECEMBER 31,   DECEMBER 30,   JANUARY 26,   DECEMBER 28,
                                              1994           1995          1996           1996
                                          ------------   ------------   -----------   ------------
                                                               (IN THOUSANDS)
Service cost............................     $1,669         $1,598         $123          $2,142
Interest cost...........................      3,015          3,194          246           2,729
                                             ------         ------         ----          ------
Net periodic postretirement benefit
  expense...............................     $4,684         $4,792         $369          $4,871
                                             ======         ======         ====          ======

     The funded status of the plan reconciled to the postretirement obligation in the Company's consolidated balance sheets are as follows:

                                                              DECEMBER 30,   DECEMBER 28,
                                                                  1995           1996
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees..................................................    $(18,914)      $(33,054)
  Fully eligible active participants........................      (3,522)        (8,579)
  Other active participants.................................     (19,635)       (11,815)
                                                                --------       --------
                                                                 (42,071)      $(53,448)
Unrecognized net gain.......................................      (1,048)        (3,857)
                                                                --------       --------
Postretirement obligation...................................    $(43,119)      $(57,305)
                                                                ========       ========

     The accumulated postretirement benefit obligation was determined using a weighted-average discount rate of 8.5% for the year ended December 31, 1994, and 7.5% for the year ended December 30, 1995, the four weeks ended January 26, 1996, and the forty-eight weeks ended December 28, 1996.

                             KEEBLER FOODS COMPANY

14. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS (CONTINUED)
     The weighted-average annual assumed rate of increase in the cost of covered benefits is 7.0% for 1996 declining gradually to an ultimate trend rate of 5.0% by the year 1999. A 1% increase in the trend rate for health care costs would have increased the accumulated benefit obligation as of December 28, 1996 by $3.7 million and the net periodic benefit cost by $0.4 million.

     The Company also provides postemployment medical benefits to employees on long-term disability. The plan is a comprehensive indemnity-type plan which covers nonunion employees on long-term disability. There is no length of service requirement. The plan incorporates coinsurance payments and deductibles. The Company does not fund the plan. The postemployment obligation included in the consolidated balance sheets at December 30, 1995 and December 28, 1996 was $4.3 million and $4.6 million, respectively.

15. INCOME TAXES

     The components of income tax expense (benefit) were as shown below:

                                                                              FOUR       FORTY-EIGHT
                                                                              WEEKS         WEEKS
                                              YEAR ENDED     YEAR ENDED       ENDED         ENDED
                                             DECEMBER 31,   DECEMBER 30,   JANUARY 26,   DECEMBER 28,
                                                 1994           1995          1996           1996
                                             ------------   ------------   -----------   ------------
                                                                  (IN THOUSANDS)
Current:
  Federal..................................    $ (1,505)      $  1,526       $    --        $    --
  State....................................       1,425             --            --             --
                                               --------       --------       -------        -------
Current provision (benefit) for income
  taxes....................................         (80)         1,526            --             --
                                               --------       --------       -------        -------
Deferred:
  Federal..................................     (11,599)       (63,212)        6,490         11,524
  State....................................        (733)        (9,215)          843          2,478
  Valuation allowance (federal and
     state)................................      11,278         70,442        (7,333)            --
                                               --------       --------       -------        -------
Deferred provision (benefit) for income
  taxes....................................      (1,054)        (1,985)           --         14,002
                                               --------       --------       -------        -------
                                               $ (1,134)      $   (459)      $    --        $14,002
                                               ========       ========       =======        =======

     The differences between the income tax expense (benefit) calculated at the federal statutory income tax rate and the company's consolidated income tax expense (benefit) are as follows:

                                                                                 FORTY-EIGHT
                                                                                    WEEKS
                                                   YEAR ENDED     YEAR ENDED        ENDED
                                                  DECEMBER 31,   DECEMBER 30,    DECEMBER 28,
                                                      1994           1995            1996
                                                  ------------   ------------    ------------
                                                                (IN THOUSANDS)
U.S. federal statutory rate.....................    $(10,098)      $(64,843)       $11,140
State income taxes (net of federal benefit).....         603         (8,208)         1,608
Deferred tax asset valuation adjustment.........       9,227         70,442             --
Intangible amortization.........................         693            828          1,268
Non-taxable items...............................         228            883             --
All others......................................      (1,787)           439            (14)
                                                    --------       --------        -------
                                                    $ (1,134)      $   (459)       $14,002
                                                    ========       ========        =======

                             KEEBLER FOODS COMPANY

15. INCOME TAXES (CONTINUED)
     The deferred tax assets and deferred tax (liabilities) recorded on the consolidated balance sheets consist of the following:

                                                              DECEMBER 30,   DECEMBER 28,
                                                                  1995           1996
                                                              ------------   ------------
                                                                    (IN THOUSANDS)
Depreciation................................................   $ (92,573)     $ (91,860)
Prepaid pension.............................................      (9,207)       (17,050)
Capitalized interest........................................      (1,010)            --
Inventory valuation.........................................          --         (7,073)
Other.......................................................        (131)          (144)
                                                               ---------      ---------
                                                                (102,921)      (116,127)
                                                               ---------      ---------
Net operating loss carryforwards............................      81,922         94,659
Restructuring reserves......................................      63,998             --
Postretirement/postemployment benefits......................      18,755         24,997
Workers' compensation.......................................      18,375         16,703
Plant and facility closing costs and severance..............          --         14,232
Incentives and deferred compensation........................      10,084         11,658
Charitable contributions....................................       9,204         10,067
Employee benefits...........................................       7,751          8,251
Other current assets........................................          --          3,121
Other.......................................................       1,537          8,650
                                                               ---------      ---------
                                                                 211,626        192,338
Valuation allowance.........................................    (116,817)       (84,350)
                                                               ---------      ---------
                                                               $  (8,112)     $  (8,139)
                                                               =========      =========

     Net operating loss carryforwards total approximately $236 million through 1996 and expire in 2008 through 2011. Pursuant to the terms of the Keebler acquisition, the Predecessor Company retained the right to use the net operating losses for potential carrybacks. Any unused operating losses are then available to Keebler, but are significantly restricted under current tax law. Therefore, all net operating loss carryforwards have been fully reserved due to the uncertainty of their realization.

     Income taxes paid (refunded) were approximately $(22.8) million, $2.3 million, and $1.6 million for the year ended December 31, 1994, December 30, 1995, and the forty-eight weeks ended December 28, 1996, respectively. There were no taxes paid or refunded during the four weeks ended January 26, 1996.

16. SHAREHOLDERS' EQUITY

     As a result of the Sunshine acquisition, the Company issued GFI 5,675,633 shares of the Company's common stock and a warrant to purchase 6,135,781 shares of the Company's common stock. The shares of $.01 par value stock were valued at $3.23 per share. The warrant is exercisable at $3.23 per share over a seven year period, beginning June 4, 1996 and expiring June 4, 2003. At December 28, 1996, the warrant has not been exercised. The total value of the stock and warrant held by GFI was $23.6 million at December 28, 1996. Subsequent to the Merger, the stock and warrant held by GFI were transferred to Bermore, Limited and reissued for the same value in the name of the Company.


     During the forty-eight weeks ended December 28, 1996, management invested $3.7 million in exchange for 1,963,361 shares of the Company's common stock.

                             KEEBLER FOODS COMPANY

17. STOCK OPTION PLAN

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for employee stock options. Under the Company's 1996 Stock Option Plan 9,673,594 shares of the Company's stock were authorized for future grant. Options granted to management personnel in 1996 were 7,031,198 shares of the Company's common stock. All options granted have ten year terms and vest and become exercisable over five years.

     The following table summarizes stock option activity:

                                                                         WEIGHTED AVERAGE
                                                              OPTIONS     EXERCISE PRICE
                                                             ---------   ----------------
Outstanding at January 26, 1996 ...........................         --           --
Granted....................................................  7,031,198        $1.98
Exercised..................................................         --           --
Forfeited..................................................    228,727        $1.74
Outstanding at December 28, 1996...........................  6,802,471        $1.98
Exercisable at December 28, 1996...........................         --           --

     Exercise prices for options as of December 28, 1996 for options outstanding arising from the May 1996 grant (5,688,073 options) were $1.74 and for options outstanding from the December 1996 grant (1,114,398 options) were $3.23. The weighted average fair value for options granted in 1996 was $1.86. The weighted average remaining contractual life of those options is nine years.

     Pro forma information regarding net income is required by the SFAS No. 123, "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a present value approach with the following weighted-average assumptions: risk-free interest rate of 6.0%; no expected dividend yield; volatility of zero; and a weighted-average expected life of the option of five years.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net income and primary net income per share would have been approximately $14.0 million and $0.18, respectively, for the forty-eight weeks ended December 28, 1996.

18. RESTRUCTURING CHARGE

     In 1993, the predecessor company had recorded an operating charge of $122.7 million to restructure operations. In 1995, spending against the restructuring reserves totaled $24.1 million. Restructuring reserves remaining as of December 30, 1995 were $38.2 million related primarily to future cash costs for contractual obligations related to streamlining of the sales and distribution network as well as related information system projects and a reserve to reduce a manufacturing facility to its net realizable value. At December 28, 1996, there were no restructuring reserves. The restructuring reserve balance of $38.2 million at December 30, 1995 was not a cost assumed as part of the Keebler acquisition.

                             KEEBLER FOODS COMPANY

18. RESTRUCTURING CHARGE (CONTINUED)
     A summary of the restructuring reserve activity from the time the initial restructuring reserve was recorded to the Keebler acquisition follows:

                                                                                      FOUR WEEKS
                                           YEAR ENDED    YEAR ENDED     YEAR ENDED       ENDED
                                           JANUARY 1,   DECEMBER 31,   DECEMBER 30,   JANUARY 26,
                                              1994          1994           1995          1996
                                           ----------   ------------   ------------   -----------
                                                               (IN MILLIONS)
Beginning balance........................    $ 14.0        $104.6         $ 62.3         $38.2
Liabilities recorded in connection with
  the 1993 acquisition of Bake-Line
  Products Inc...........................       5.5            --             --            --
Provision for continuing operations......     120.1            --             --            --
Provision for discontinued operations....       2.6            --             --            --
Charges..................................     (19.3)        (42.3)         (24.1)           --
Reclassification of property, plant, and
  equipment..............................     (18.3)           --             --            --
                                             ------        ------         ------         -----
Ending balance...........................    $104.6        $ 62.3         $ 38.2         $38.2
                                             ======        ======         ======         =====

19. DISCONTINUED OPERATIONS

     During July 1995, the predecessor company adopted plans to discontinue the operations of the Frozen Food businesses. On January 9, 1996, UB Investments (Netherlands) B.V. sold the Frozen Food businesses to the Windsor Food Company Ltd. for $70 million. A gain on sale of $18.9 million was recorded during the four weeks ended January 26, 1996.

     Net sales from these operations were $70.6 million and $70.9 million for the years ended December 31, 1994 and December 30, 1995. Expenses charged against discontinued operations include expenses associated with the costs of production, marketing, and specific administrative expenses. Expenses do not include an allocation of shared selling, distribution, and general administrative costs. Income from discontinued operations relating to the Frozen Food businesses was $3.4 million, net of $3.2 million of tax, for the year ended December 31, 1994. For the year ended December 30, 1995, income from discontinued operations was $7.3 million. Income tax expense was not recognized for discontinued operations in 1995 due to the Company having a net loss on a consolidated basis. There were no operating activities for the Frozen Food businesses during the four weeks ended January 26, 1996 as the sale was effective as of December 31, 1995. The net assets of the Frozen Food businesses as of December 30, 1995 were $47.7 million. Included in the net assets were primarily inventory, other current assets, property, plant, and equipment, and certain current liabilities and accruals.

20. AFFILIATE TRANSACTIONS

     In 1995, the predecessor company conducted business with various affiliated companies that ultimately are under the control of United Biscuits (Holdings) plc. Transactions with related parties included working capital financing and the purchase of product for resale in the United States. Receivables from affiliates and payables to affiliates are summarized in Note 11. Purchases of product from affiliated companies for resale in the United States were $11.3 million for the year-ended 1995.

     On November 30, 1995, Keebler Company sold to UB Group Ltd., ultimately United Biscuits (Holdings) plc., for a $5 million affiliate receivable, the entire rights, titles and interests in certain logos, tradenames, trademarks, and service marks registered or pending registration by Keebler Company in Australia, New Zealand, Asia, and Europe. The proceeds of this transaction were offset by certain legal fees and registration and licensing costs aggregating $0.5 million. The net gain on the sale of these trademarks is included in other costs and expenses for the year-ended December 30, 1995.

     Near the end of 1995 and in consideration of completing various pending stock and asset purchase agreements, as described in Note 4, the predecessor company entered into several transactions with affiliated companies within United Biscuits (Holdings) plc. The accompanying consolidated financial statements have not

                             KEEBLER FOODS COMPANY

20. AFFILIATE TRANSACTIONS (CONTINUED)
\been adjusted to reflect these transactions which are summarized below, as it is the Company's policy to only give effect to dispositions resulting in a gain on the completion of the transaction with the ultimate third party acquirer.

     On December 29, 1995, the predecessor company transferred certain assets and the stock of the Frozen Food businesses to U.B. Investments (Netherlands) B.V. for promissory notes that aggregated $70 million. On January 9, 1996, U.B. Investments (Netherlands) B.V. sold both these assets and stock to Windsor Food Company Ltd. for $70 million, effective December 31, 1995. The aggregate carrying value of these businesses and assets reflected in the December 30, 1995 consolidated balance sheet is $47.7 million, consisting primarily of goodwill of $22 million, property, plant and equipment of $21.2 million and inventory of $7.6 million, which resulted in a pre-tax realized gain, net of a $3.4 million charge for severance arising from the sale, of $18.9 million for UBIUS.

     On December 29, 1995, the predecessor company sold the stock of both U.B.F.C., Inc. and U.B.H.C., Inc. to U.B. Investments plc. for $100 each which resulted in no significant gain or loss.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair market value of financial instruments, which includes short and long-term borrowings, was estimated using discounted cash flow analyses based on current interest rates which would be obtained for similar financial instruments. The carrying amounts of these financial instruments approximate fair value.

     The Company often enters into exchange traded commodity futures and options contracts to protect the Company against a portion of adverse raw material price movements. Gains or losses realized from the liquidation or expiration of the contracts are recognized as part of the cost of raw materials. Gains or losses are deferred until realized. Cost of sales was reduced by gains on futures and options transactions of $0.6 million in 1994, $3.4 million in 1995, and $0.8 million for the forty-eight weeks ended December 28, 1996. Operations for the four weeks ended January 26, 1996, was unaffected by gains or losses on futures and options as the $0.5 million loss was recorded as an adjustment to the opening balance sheet. As of December 28, 1996, $3.3 million in unrealized futures contracts losses have been deferred. There were no outstanding options contracts at December 28, 1996. As of December 28, 1996 the notional amount of open futures contracts was $45 million.

22. UNAUDITED QUARTERLY FINANCIAL DATA

     The unaudited quarterly financial results of operations are as follows:

                                                                       TWELVE WEEKS ENDED
                                                        ------------------------------------------------
                                                        APRIL 20,   JULY 13,   OCTOBER 5,   DECEMBER 28,
                                                          1996*       1996        1996          1996
                                                        ---------   --------   ----------   ------------
                                                             (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Net sales.............................................   $335.3      $383.8      $452.3        $474.1
Gross profit..........................................    177.8       197.9       235.0         260.6
Income before extraordinary items and cumulative
  effect of a change in accounting....................      1.3         0.5         0.8          15.1
Extraordinary item....................................       --         1.9          --            --
Net income (loss).....................................      1.3        (1.4)        0.8          15.1
Net income (loss) per share...........................   $ 0.02      $(0.02)     $ 0.01        $ 0.19

-------------------------
* Quarter 1 excludes the financial data of the predecessor company for the four weeks ended January 26, 1996.

23. SUBSEQUENT EVENT

     The consolidated financial statements reflect the Company's 57.325-for-1 stock split of its Common Stock ("Stock Split") effective January 22, 1998. The Stock Split was effected in the form of a stock dividend. Accordingly, all references in the consolidated financial statements to number of shares, average number of shares outstanding and related prices, per share amounts and common stock option and warrant data have been restated to reflect such changes.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholder
Sunshine Biscuits, Inc.
Woodbridge, New Jersey

     We have audited the accompanying balance sheets of Sunshine Biscuits, Inc. (a wholly-owned subsidiary of G.F. Industries, Inc.) (the "Company") as of March 31, 1995 and 1996, and the related statements of operations, stockholder's equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at March 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Parsippany, New Jersey
May 15, 1996

                            SUNSHINE BISCUITS, INC.

                                 BALANCE SHEETS
                            MARCH 31, 1995 AND 1996

                                 (IN THOUSANDS)

                                                                1995       1996
                                                              --------   --------
ASSETS
CURRENT ASSETS:
  Cash......................................................  $  2,140   $  1,841
  Trade accounts receivable, less allowance for doubtful
     accounts of $1,399 and $830............................    43,036     42,361
  Due from Parent and affiliates............................     2,783      3,362
  Inventories...............................................    44,272     35,220
  Prepaid expenses and other................................     5,583      5,428
  Deferred income taxes.....................................    11,521      6,767
                                                              --------   --------
     Total current assets...................................   109,335     94,979
PROPERTY HELD FOR SALE -- Net...............................     1,698        993
PROPERTY, PLANT AND EQUIPMENT -- Net........................    98,879     88,844
OTHER ASSETS................................................    30,409     27,877
                                                              --------   --------
TOTAL ASSETS................................................  $240,321   $212,693
                                                              ========   ========
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Trade accounts payable....................................  $ 35,497   $ 32,944
  Other accrued liabilities.................................    40,020     27,444
  Accrued restructuring costs...............................     9,830      1,904
  Due to affiliates.........................................     2,802        399
  Current maturities of long-term debt......................        33     13,192
                                                              --------   --------
          Total current liabilities.........................    88,182     75,883
LONG-TERM DEBT..............................................    93,780     73,458
OTHER LIABILITIES...........................................    31,475     30,638
DEFERRED INCOME TAXES.......................................     9,325     10,058
STOCKHOLDER'S EQUITY:
  Common stock, no par value; authorized, issued and
     outstanding 100 shares.................................    15,000     15,000
  Additional paid-in capital................................    19,660     19,660
  Accumulated deficit.......................................   (17,101)   (12,004)
                                                              --------   --------
          Total stockholder's equity........................    17,559     22,656
                                                              --------   --------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY..................  $240,321   $212,693
                                                              ========   ========

                       See notes to financial statements.

                            SUNSHINE BISCUITS, INC.

                            STATEMENTS OF OPERATIONS
                   YEARS ENDED MARCH 31, 1994, 1995 AND 1996

                                 (IN THOUSANDS)

                                                                1994       1995       1996
                                                              --------   --------   --------
SALES (Net of discounts and allowances of $22,155, $24,637
  and $21,450)..............................................  $643,215   $629,841   $628,302
COST OF SALES...............................................   335,416    350,283    339,982
                                                              --------   --------   --------
GROSS MARGIN................................................   307,799    279,558    288,320
                                                              --------   --------   --------
OPERATING EXPENSES:
  Selling and marketing.....................................   267,782    272,476    258,018
  General and administrative................................    23,620     23,233     22,585
  Restructuring charge (gain)...............................        --     21,933    (16,458)
  Other.....................................................       955      5,051        727
                                                              --------   --------   --------
INCOME (LOSS) FROM OPERATIONS...............................    15,442    (43,135)    23,448
INTEREST EXPENSE............................................     6,529      8,409      9,361
                                                              --------   --------   --------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
  AND EXTRAORDINARY ITEM....................................     8,913    (51,544)    14,087
ALLOCATED INCOME TAXES (TAX BENEFIT)........................     4,033    (18,918)     6,169
                                                              --------   --------   --------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
  EXTRAORDINARY ITEM........................................     4,880    (32,626)     7,918
LOSS FROM DISCONTINUED OPERATIONS...........................    (2,610)        --         --
                                                              --------   --------   --------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM.....................     2,270    (32,626)     7,918
EXTRAORDINARY ITEM -- LOSS ON EARLY EXTINGUISHMENT OF DEBT
  (NET OF TAX)..............................................        --         --      2,821
                                                              --------   --------   --------
NET INCOME (LOSS)...........................................  $  2,270   $(32,626)  $  5,097
                                                              ========   ========   ========

                       See notes to financial statements.

                            SUNSHINE BISCUITS, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY
                   YEARS ENDED MARCH 31, 1994, 1995 AND 1996

                                 (IN THOUSANDS)

                                                                              RETAINED
                                                               ADDITIONAL     EARNINGS         TOTAL
                                                     COMMON     PAID-IN     (ACCUMULATED   STOCKHOLDER'S
                                                      STOCK     CAPITAL       DEFICIT)        EQUITY
                                                     -------   ----------   ------------   -------------
BALANCE, MARCH 31, 1993............................  $15,000    $ 35,000      $ 13,255       $ 63,255
  Capital contribution.............................       --       8,000            --          8,000
  Transfer of snack food businesses to Parent......       --     (23,340)           --        (23,340)
  Net income.......................................       --          --         2,270          2,270
                                                     -------    --------      --------       --------
BALANCE, MARCH 31, 1994............................   15,000      19,660        15,525         50,185
  Net loss.........................................       --          --       (32,626)       (32,626)
                                                     -------    --------      --------       --------
BALANCE, MARCH 31, 1995............................   15,000      19,660       (17,101)        17,559
  Net income.......................................       --          --         5,097          5,097
                                                     -------    --------      --------       --------
BALANCE, MARCH 31, 1996............................  $15,000    $ 19,660      $(12,004)      $ 22,656
                                                     =======    ========      ========       ========

                       See notes to financial statements.

                            SUNSHINE BISCUITS, INC.

                            STATEMENTS OF CASH FLOWS
                   YEARS ENDED MARCH 31, 1994, 1995 AND 1996

                                 (IN THOUSANDS)

                                                                1994       1995       1996
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $  2,270   $(32,626)  $  5,097
  Adjustments to reconcile net income (loss) to net cash
     (used in) provided by operating activities:
     Loss from discontinued operations......................     2,610         --         --
     Depreciation and amortization..........................     9,049      8,773      8,204
     Deferred income taxes (benefit)........................      (190)   (20,211)     6,109
     Extraordinary item -- loss on extinguishment of debt...        --         --      2,821
     Restructuring charge (gain)............................        --     21,933    (16,458)
     Other..................................................       (62)         3        108
  Changes in assets and liabilities:
     Decrease (increase) in accounts receivable.............    (6,228)    11,568        675
     Decrease (increase) in inventory.......................    (5,474)     7,248      9,052
     Decrease in prepaid expenses and other.................       432      7,553        155
     Changes in amounts due to and due from
       affiliates -- net....................................    (6,494)     1,278     (2,982)
     Decrease (increase) in other noncurrent assets.........       394    (11,547)     1,962
     (Decrease) increase in trade accounts payable..........     3,989      4,695     (2,553)
     (Decrease) increase in other accrued liabilities.......     2,568     (1,504)   (12,576)
     Decrease in accrued restructuring charges..............        --         --     (5,417)
     Increase in income taxes payable.......................       158         --         --
     Increase (decrease) in long-term liabilities...........     1,857     14,886     (2,484)
                                                              --------   --------   --------
          Net cash (used in) provided by operating
            activities......................................     4,879     12,049     (8,287)
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................   (10,930)   (10,660)    (6,108)
  Proceeds from sale of plant and distribution operation....        --         --     21,954
  Proceeds from sale of other assets........................        10         34      1,321
                                                              --------   --------   --------
          Net cash provided by (used in) investing
            activities......................................   (10,920)   (10,626)    17,167
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from loan refinancing............................        --         --     74,522
  Payment of debt issue costs...............................    (1,461)       (47)    (1,116)
  Payments of revolving credit loans........................    (4,989)    (1,460)   (21,635)
  (Payments) proceeds on senior secured notes...............    60,500         --    (60,500)
  Payments on other loans and capital leases................   (48,248)       (35)      (450)
                                                              --------   --------   --------
          Net cash (used in) provided by financing
            activities......................................     5,802     (1,542)    (9,179)
                                                              --------   --------   --------
NET DECREASE IN CASH........................................      (239)      (119)      (299)
CASH, BEGINNING OF YEAR.....................................     2,498      2,259      2,140
                                                              --------   --------   --------
CASH, END OF YEAR...........................................  $  2,259   $  2,140   $  1,841
                                                              ========   ========   ========

                       See notes to financial statements.

                            SUNSHINE BISCUITS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                   YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

1. ORGANIZATION AND OPERATIONS

     Sunshine Biscuits, Inc. (the "Company") is a wholly-owned subsidiary of G.F. Industries, Inc. (the "Parent"). The Company manufactures cookies, crackers and related products at several plants located in the United States. These products are sold directly to retailers, distributors and food service customers. No single customer accounts for more than 10% of total revenues and export sales are not significant. As discussed in Note 15, in 1994 the Company transferred to the Parent its salty snack foods operations.

     On March 29, 1996 the Parent announced that it had entered into preliminary discussions with a third party with respect to a possible merger of the Company. As of May 15, 1996, no definitive purchase agreement has been signed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

     Inventories -- Inventories are stated at the lower of last-in, first-out ("LIFO") cost or market.

     Property, Plant and Equipment -- Property, plant and equipment is stated at fair market value determined at the time the Company was acquired by the Parent. Property, plant and equipment additions subsequent to such acquisition are stated at cost, including capitalized interest related to plant expansion and other major capital projects. Capitalized leases are stated at the lesser of the present value of future minimum lease payments or the fair value of the leased property. Depreciation is computed using the straight-line method over the estimated economic useful lives of the related assets. Leasehold improvements are amortized over related lease terms.

     Other Assets -- The excess cost over fair value of assets acquired is being amortized over 40 years. Debt issuance costs are being amortized over the terms of the related loans. Package design and plate costs are deferred and amortized over periods from twelve to sixty months. On an on-going basis, the Company reassesses the recorded values of long-lived assets based on estimated undiscounted expected future cash flows. If the results of these periodic assessments indicate that an impairment may be likely, the Company recognizes a charge to operations at that time.

     Allocated Income Taxes -- The Company's taxable income or loss is included in the Parent's consolidated Federal income tax return. A tax-sharing agreement between the Parent and its subsidiaries specifies that income taxes will be allocated to each company in an amount equal to the amount of income tax that would be due if the Company filed separate income tax returns. The Company receives benefit for losses to the extent that it has paid tax in the past. Allocated income taxes in these financial statements have been recognized in accordance with Statement of Financial Accounting Standards No. 109, and deferred income taxes provided for the differences between the tax bases of assets and liabilities and their related financial statement amounts using current income tax rates.

     Fair Value of Financial Instruments -- The fair market value of certain financial instruments, including cash, accounts receivable, accounts payable, amounts due to and from affiliates and other accrued liabilities, approximate the amounts recorded in the balance sheet because of the relatively current maturities of these financial instruments. The fair market value of long-term debt at March 31, 1995 and 1996 approximates the amounts recorded in the balance sheet based on information available to the Company with respect to interest rates and terms for similar financial instruments.

                            SUNSHINE BISCUITS, INC.

                   YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     Advertising and Consumer Promotion -- Advertising and consumer promotion costs of $16,083 in 1994, $24,062 in 1995 and $7,231 in 1996 are expensed when incurred.

     New Accounting Standard -- Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, is effective for the Company's fiscal year ending March 31, 1997. This standard requires impairment losses to be recorded on long-lived assets and certain intangible assets when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Although the Company has not yet completed its evaluation of the impact of adopting this standard, management does not expect the effect, if any, to be significant.

     Reclassifications -- Certain prior year financial statement amounts have been reclassified to conform to classifications used in the 1996 financial statements.

3. RESTRUCTURING PROGRAMS

     Results of operations for 1995 include the accrual of $21,933 for a restructuring program designed to reduce costs and improve operating efficiency. The restructuring represents primarily the closing of the Oakland, California bakery and includes (1) a provision to adjust the carrying values of property held for sale to estimated net realizable values ($7.5 million); (2) severance and related benefits ($9.3 million); (3) facility shutdown costs ($1.7 million); and (4) other related expenses ($3.4 million). During 1996, the Company substantially completed this restructuring program and, as a result, accrued restructuring costs were reduced by approximately $2,913. This amount is included in restructuring gain in 1996.

     Also during 1996, the Company sold its Chicago, Illinois bakery for cash proceeds of approximately $17,600, resulting in a gain of approximately $15,900, and sold its Chicago-based distribution operations for cash proceeds of approximately $4,200, resulting in a loss of approximately $2,400. As a result of these transactions, the Company reduced its workforce and recognized a curtailment gain for the net decrease in accrued pension and postretirement benefit obligations (see Note 11). Also in connection with the sale of the distribution operations, the Company recorded a withdrawal liability of approximately $250 related to a multiemployer pension plan.

     On March 27, 1996, the Company entered into a contract to sell the Oakland bakery property for approximately $2,700. The closing is subject to the satisfaction of certain conditions. The Company expects that the sale will be completed in September 1996 at which time any gain, net of related costs to dispose of the property, will be recognized.

4. INVENTORIES

     Inventories at March 31, 1995 and 1996 consist of the following:

                                                               1995      1996
                                                              -------   -------
Finished goods..............................................  $27,742   $20,046
Raw materials...............................................   12,116    11,328
Packaging...................................................    4,414     3,846
                                                              -------   -------
Total.......................................................  $44,272   $35,220
                                                              =======   =======

                            SUNSHINE BISCUITS, INC.

                   YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

4. INVENTORIES -- (CONTINUED)
     The cost of finished goods on the LIFO method exceeds their replacement cost by approximately $2,867 and $1,768 at March 31, 1995 and 1996, respectively. The replacement cost of raw materials and packaging exceeds their LIFO cost by approximately $5,716 and $5,618 at March 31, 1995 and 1996, respectively.

     Inventory reductions during 1996 resulted in a LIFO liquidation which decreased net income by approximately $540.

5. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at March 31, 1995 and 1996 consists of the following:

                                                                1995       1996
                                                              --------   --------
Land and improvements.......................................  $  9,666   $  7,575
Buildings and improvements..................................    43,194     42,885
Machinery and equipment.....................................    91,236     89,629
Vehicles....................................................     2,304      1,348
Leasehold improvements......................................     1,953      1,924
Construction in progress....................................     6,948      4,587
                                                              --------   --------
Total.......................................................   155,301    147,948
Less accumulated depreciation and amortization..............   (56,422)   (59,104)
                                                              --------   --------
Total.......................................................  $ 98,879   $ 88,844
                                                              ========   ========

     Property above excludes $1,698 and $993 at March 31, 1995 and 1996, respectively, relating to the Company's closure of the Oakland bakery. Such amounts have been segregated in the accompanying balance sheet as property held for sale.

6. OTHER ASSETS

     Other assets at March 31, 1995 and 1996 consist of the following:

                                                               1995      1996
                                                              -------   -------
Excess cost over fair value of assets acquired (net of
  related amortization of $2,005 and $1,559)................  $14,707   $14,261
Intangible pension asset....................................   11,613    10,610
Debt issuance costs.........................................    1,132     1,023
Other.......................................................    2,957     1,983
                                                              -------   -------
Total.......................................................  $30,409   $27,877
                                                              =======   =======

7. TRADE ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

     Checks outstanding in excess of related cash balances totaling $10,509 and $9,935 at March 31, 1995 and 1996, respectively, are included in trade accounts payable.

                            SUNSHINE BISCUITS, INC.

                   YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

7. TRADE ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES -- (CONTINUED) Other accrued liabilities at March 31, 1995 and 1996 consist of the following:

                                                               1995      1996
                                                              -------   -------
Accrued selling expenses....................................  $15,298   $ 7,030
Compensation and payroll taxes..............................   13,544    11,335
Other.......................................................   11,178     9,079
                                                              -------   -------
Total.......................................................  $40,020   $27,444
                                                              =======   =======

8. INCOME TAXES

     Allocated income taxes (tax benefit) from continuing operations for the years ended March 31, 1994, 1995 and 1996 consist of the following:

                                                              1994      1995      1996
                                                             ------   --------   ------
Currently (receivable) payable:
  Federal..................................................  $3,334   $  1,341   $   60
  State....................................................     889        (48)      --
                                                             ------   --------   ------
Total currently payable....................................   4,223      1,293       60
                                                             ------   --------   ------
Deferred:
  Federal..................................................    (163)   (15,921)   4,750
  State....................................................     (27)    (4,290)   1,359
                                                             ------   --------   ------
Total deferred.............................................    (190)   (20,211)   6,109
                                                             ------   --------   ------
Total......................................................  $4,033   $(18,918)  $6,169
                                                             ======   ========   ======

     Included in the amount due from Parent and affiliates at March 31, 1996 is $2,679 which represents the portion of the federal tax benefit of the 1995 consolidated net operating loss carryback allocated to the Company pursuant to the tax sharing agreement among the Parent and its subsidiaries.

     At March 31, 1996, the Company has net operating loss carryforwards for Federal and State tax purposes of approximately $9,625 and $16,200, respectively, expiring in 2010.

     The differences between income taxes calculated at Federal statutory income tax rate and the Company's allocated income tax provision (benefit) from continuing operations are as follows:

                                                                YEAR ENDED MARCH 31,
                                                             --------------------------
                                                              1994      1995      1996
                                                             ------   --------   ------
U.S. Federal Statutory Rate................................  $3,030   $(17,525)  $4,930
State income taxes (net of federal benefit)................     569     (2,863)     883
Goodwill amortization......................................     152        152      156
Adjustments to prior years' allocated income taxes.........     117      1,106       --
Nondeductible expenses.....................................     165        212      200
                                                             ------   --------   ------
                                                             $4,033   $(18,918)  $6,169
                                                             ======   ========   ======

                            SUNSHINE BISCUITS, INC.

                   YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

8. INCOME TAXES -- (CONTINUED)
     Deferred tax assets and liabilities at March 31, 1995 and 1996 are as follows:

                                                           1995                    1996
                                                   ---------------------   ---------------------
                                                   ASSETS    LIABILITIES   ASSETS    LIABILITIES
                                                   -------   -----------   -------   -----------
Current:
  Accrued employee benefits......................  $ 4,658     $    --     $ 6,323     $    --
  Inventory costing and valuation................       --       3,644          --       3,052
  Accrued promotion and marketing costs..........    1,100          --         175          --
  Accrued restructuring costs....................    6,913          --       1,206          --
  Accrued plant closing and other costs..........      694          --         557          --
  Other accrued expenses.........................      760          --         688          --
  Allowance for doubtful accounts................      560          --         332          --
  Other..........................................      480          --         538          --
                                                   -------     -------     -------     -------
Total current....................................   15,165       3,644       9,819       3,052
                                                   -------     -------     -------     -------
Noncurrent:
  Depreciation...................................       --      24,081          --      20,381
  Net operating loss carryforwards...............    7,868          --       5,353          --
  Accrued pension and post-retirement benefits...    6,284         344       4,539         344
  Alternative minimum tax credit carryforwards...      948          --         775          --
                                                   -------     -------     -------     -------
Total noncurrent.................................   15,100      24,425      10,667      20,725
                                                   -------     -------     -------     -------
Total............................................  $30,265     $28,069     $20,486     $23,777
                                                   =======     =======     =======     =======

     The Internal Revenue Service has examined the Parent's consolidated income tax returns for years 1989 through 1992. The Parent believes that the amounts accrued are adequate to cover taxes payable for these years.

9. OTHER LIABILITIES

     Other liabilities as of March 31, 1995 and 1996 consist of the following:

                                                               1995      1996
                                                              -------   -------
Postretirement benefit obligations (Note 11)................  $15,711   $11,347
Pension obligation..........................................   15,694    19,178
Other.......................................................       70       113
                                                              -------   -------
Total.......................................................  $31,475   $30,638
                                                              =======   =======

                            SUNSHINE BISCUITS, INC.

                   YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

10. NOTES PAYABLE

     Notes payable as of March 31, 1995 and 1996 consist of the following:

                                                               1995      1996
                                                              -------   -------
Borrowings under BankAmerica Business Credit Inc. loan and
  security agreement, interest payable monthly at a rate
  based on prime or LIBOR(1)................................  $    --   $74,105
Borrowings under Wells Fargo revolving credit loan, interest payable at a rate based on prime (9.0% at March 31, 1995)
  plus .25%(1)..............................................   21,635        --
Senior secured notes, interest at 8.69% payable
  semi-annually in arrears on May 1st and November 1st
  commencing May 1, 1994. Notes are payable in installments
  beginning in 1997 with final payment due in 2005(1).......   60,500        --
Notes payable to Parent (includes accrued interest)(2)......   10,645    11,545
Subordinated, unsecured, note payable to American Brands,
  Inc., interest at prime (8.25% at March 31, 1996) payable
  semi-annually beginning July 1993, balance due January 22,
  1998......................................................    1,000     1,000
Capital lease obligation....................................       33        --
                                                              -------   -------
Total(3)....................................................   93,813    86,650
Less current maturities, including revolving loans of
  $8,192....................................................       33    13,192
                                                              -------   -------
Long-term portion...........................................  $93,780   $73,458
                                                              =======   =======

-------------------------

(1) On February 1, 1996, the Company refinanced the Wells Fargo and senior secured notes with BankAmerica Business Credit, Inc. The new credit facility consists of revolving loans, letters of credit and a term loan of up to $90,000 in the aggregate. The revolving loans are available for a two-year period, not exceeding $50,000 at any one time, based on eligible accounts receivable and inventory. The term loan is for $40,000 and is payable in twenty-three equal monthly installments with a final balloon payment at maturity. At March 31, 1996 the amounts outstanding under the revolving loans and term loan were $34,522 (interest at 7.56%) and $39,583 (interest at 7.81%), respectively, and letters of credit outstanding totaled $725 at March 31, 1996. Based on eligible receivables and inventory at March 31, 1996, the Company had $8,657 available under this credit facility. Revolving loans of $26,330 have been classified as long-term as management expects to maintain at least this level of borrowings during fiscal year 1997.

    The agreement includes restrictive financial covenants related to capital expenditures, minimum earnings and fixed charge coverage, and borrowings are collateralized by substantially all of the Company's assets.

    As a result of this refinancing, the Company recognized an extraordinary loss on the early extinguishment of debt of $2,821 (net of related tax benefit of $2,123).

(2) Notes payable to Parent, due February 1, 2001, are subordinated and bear interest at prime plus 1/2%. Interest on these notes was approximately $495, $810 and $900 for the years ended March 31, 1994, 1995 and 1996, respectively. During 1994, other notes of $8,000 due the Parent were contributed to capital and recorded as additional paid-in capital.

(3) At March 31, 1996, the long-term portion of notes payable is due, $61,913 in 1998 and $11,545 in 2001.

                            SUNSHINE BISCUITS, INC.

                   YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

11. EMPLOYEE BENEFIT PLANS

     The following table sets forth the funded status of the Company's pension plan and the amounts recognized in the Company's financial statements at March 31, 1995 and 1996:

                                                                1995        1996
                                                              ---------   ---------
Actuarial present value of benefit obligation:
  Vested....................................................  $(174,218)  $(197,420)
  Nonvested.................................................    (16,561)    (16,972)
                                                              ---------   ---------
Total accumulated benefit obligation........................  $(190,779)  $(214,392)
                                                              =========   =========
Projected benefit obligation................................  $(199,804)  $(221,305)
Plan assets at fair value...................................    175,085     195,214
                                                              ---------   ---------
Projected benefit obligation in excess of plan assets.......    (24,719)    (26,091)
Unrecognized net loss.......................................      5,903       1,206
Additional minimum liability................................    (11,613)    (10,610)
Unrecognized prior service cost.............................     14,536      16,153
Unrecognized net obligation from adoption...................        199         164
                                                              ---------   ---------
Accrued pension cost (including intangible pension asset of
  $11,613 in 1995 and $10,610 in 1996, see Note 6)..........  $ (15,694)  $ (19,178)
                                                              =========   =========
Components of net pension cost for the year:
  Service cost-benefits earned during the period............  $   3,823   $   3,363
  Interest costs on projected benefit obligation............     14,888      16,268
  Return on plan assets.....................................    (12,160)    (35,297)
  Net amortization and deferral.............................     (2,426)     19,874
                                                              ---------   ---------
Net pension cost............................................  $   4,125   $   4,208
                                                              =========   =========

     Prior to March 31, 1994, eligible salaried and hourly employees participated in defined benefit pension plans sponsored by the Company or the Parent. The plans provided for payment of retirement benefits and certain disability and severance benefits. Effective March 31, 1994, a decision was made to merge the Company's defined benefit pension plan into the Parent's defined benefit pension plan. Accordingly, for 1994, the Company was allocated pension costs, for both salaried and hourly employees, by the Parent. Total pension costs allocated for 1994 were $3,905.

     During 1995, the Parent reevaluated its continuing operations and decided that the plan merger described above would not be completed. On December 31, 1994, the Parent's defined benefit pension plan was reorganized into two continuing plans, one primarily for all employees of the Company and the other for the employees of the Parent and its other subsidiaries. Certain benefit obligations and accruals were allocated to the plans in accordance with the Internal Revenue Code and other regulations and other components of the projected benefit obligations were allocated on a historical basis as shown above.

     The Company's policy is to make plan contributions required by applicable ERISA regulations. Plan assets are primarily invested in equity and fixed income securities. The actuarial present value of the benefit obligation at March 31, 1995 and 1996 was determined using assumed discount rates of 8.5% and 7.75%, respectively, an expected long-term rate of return on plan assets of 10%, and an assumed increase in future compensation of 4.5% and 4.75%, respectively.

                            SUNSHINE BISCUITS, INC.

                   YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

11. EMPLOYEE BENEFIT PLANS -- (CONTINUED)
     In addition, the Company provides a savings plan for qualified salaried employees and matches a portion of employee contributions not to exceed 6% of gross wages. Expense for this plan was approximately $692, $411 and $93 in 1994, 1995 and 1996, respectively. The Company also provides a savings plan for certain hourly employees which provides for no matching Company contributions.

     In addition to pension benefits, the Company provides certain health care benefits and life insurance to eligible retired employees (and their eligible dependents) who are not covered by any collective bargaining agreements. The Company continues to fund benefit costs on a pay-as-you-go basis, with retirees paying a portion of the cost.

     The following table sets forth amounts recognized in the Company's 1994, 1995 and 1996 financial statements:

                                                                1995       1996
                                                              --------   --------
Accumulated postretirement benefit obligation:
  Retirees..................................................  $ 18,352   $ 14,046
  Fully eligible active employees...........................     5,702      5,939
  Other employees...........................................     9,783      9,908
                                                              --------   --------
          Total.............................................    33,837     29,893
Unrecognized net gain.......................................     5,828      9,406
Unrecognized transition obligation..........................   (23,954)   (27,952)
                                                              --------   --------
Accrued postretirement benefit obligation at March 31 (Note
  9)........................................................  $ 15,711   $ 11,347
                                                              ========   ========

                                                               1994     1995     1996
                                                              ------   ------   ------
Service cost of benefits earned.............................  $  891   $  945   $  792
Interest cost on accumulated postretirement benefit
  obligation................................................   2,955    2,574    2,335
Amortization -- net.........................................   1,447    1,215      959
                                                              ------   ------   ------
Net postretirement benefit cost for the year................  $5,293   $4,734   $4,086
                                                              ======   ======   ======

     The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 12% and 10.25% for those retirees not eligible for Medicare (pre 65 years of age) and 9% and 7.25% for those eligible for Medicare in 1995 and 1996, respectively, gradually declining to 5.5% and 5.75% by the years 2001 and 2002, respectively, and remaining at that level thereafter. A one percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit liability by approximately 14% and 10% and net postretirement health care costs by approximately 14% and 8% at March 31, 1995 and 1996, respectively. The assumed discount rate and rate of compensation increases used in determining the accumulated postretirement benefit obligation were 5.25% and 7.75%, respectively, at March 31, 1995, and 5.25% and 8.25%, respectively, at March 31, 1996.

     In 1995, curtailment losses of $4,650 associated with these programs were included in restructuring costs. In 1996 a net curtailment gain of $5,570 associated with the Company's restructuring programs (see Note 3) was recognized and is included in restructuring gains for 1996.

     A Voluntary Employee Beneficiary Association ("VEBA") provides health and welfare benefits for certain employees. Payments made to the VEBA relating to future employee benefits are included in prepaid expenses. The Company's policy is to fund the VEBA based on actual expenses of the preceding year to the

                            SUNSHINE BISCUITS, INC.

                   YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

11. EMPLOYEE BENEFIT PLANS -- (CONTINUED) extent deductible under current Federal income tax laws. Expenses funded through the VEBA were approximately $18,298, $18,212 and $15,252 in 1994, 1995 and 1996,
respectively.

12. LEASES

     The Company leases manufacturing, warehouse and office facilities, vehicles and other bakery equipment under long-term operating leases. These leases generally contain renewal options for periods ranging from one to ten years and generally require the payment of other costs such as property taxes, maintenance and insurance.

     Future minimum payments under operating leases as of March 31, 1996 are as follows:

YEAR ENDING:
------------
1997........................................................  $10,273
1998........................................................    7,892
1999........................................................    5,559
2000........................................................    4,240
2001........................................................    2,960
Thereafter..................................................    5,051
                                                              -------
          Total minimum lease payments......................  $35,975
                                                              =======

     Rent expense was approximately $11,490, $12,346 and $12,537 for the years ended March 31, 1994, 1995 and 1996, respectively.

13. SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental cash flow information for the years ended March 31, 1994, 1995 and 1996 is as follows:

                                                               1994     1995     1996
                                                              ------   ------   -------
Cash paid during the year for:
  Interest..................................................  $4,181   $7,432   $10,084
  Income taxes..............................................     724      252        90

14. RELATED PARTY TRANSACTIONS

     Subsequent to March 31, 1995, one of the Parent's subsidiaries filed for protection under Chapter 11 of the United States Bankruptcy Code, and another subsidiary's business was closed and in process of being liquidated. It is expected that the assets of both of these subsidiaries will be insufficient to satisfy all of the creditors' claims. For 1995 and 1996, $2,567 and $750, respectively of trade receivables due from these subsidiaries were written off as uncollectible. At March 31, 1996, amounts due from Parent and affiliates includes $513 of these receivables remaining unpaid.

     The Company is obligated as guarantor under certain lease agreements of these subsidiaries. In 1996 the Company subleased certain property subject to these leases and, accordingly, reduced the amounts recorded for these guarantees by approximately $600. At March 31, 1995, the Company recorded a liability of $1,734 related to its expected future obligations (including rental payments and carrying costs, etc.) associated with such leases.

                            SUNSHINE BISCUITS, INC.

                   YEARS ENDED MARCH 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

15. DISCONTINUED OPERATIONS

     Effective October 1, 1993, the Company transferred its salty snack food operations to the Parent and has accounted for these businesses as discontinued operations. Accordingly, their operating results for 1994 have been segregated in the accompanying statement of operations as follows:

Sales.......................................................  $ 42,721
Costs and expenses..........................................   (46,895)
Income tax benefit..........................................     1,564
                                                              --------
Net loss....................................................  $ (2,610)
                                                              ========

                                *  *  *  *  *  *

                    DESCRIPTION OF INSIDE BACK COVER PAGE:


        A series of four pictures starting clockwise with (i) Ernie the Elf appearing in The Hollow Tree, (ii) a Keebler delivery truck, (iii) a mother and child in a grocery store selecting Keebler products and (iv) a Keebler elf discussing Keebler products with a store manager.

---------------------------------------------------

PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER KEEBLER FOODS COMPANY, THE SELLING STOCKHOLDERS NOR ANY U.S. UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY SUCH JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES AND CANADA ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE IN THAT JURISDICTION.

===================================================

             KEEBLER ELF WITH TREE LOGO

               KEEBLER FOODS COMPANY

                 11,640,575 SHARES


                    COMMON STOCK
                     PROSPECTUS
             CREDIT SUISSE FIRST BOSTON

                MERRILL LYNCH & CO.
             MORGAN STANLEY DEAN WITTER
            SBC WARBURG DILLON READ INC.
---------------------------------------------------